UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-16167
     A. Full title of the plan and the address of the plan, if different from that of issuer named below:
MONSANTO SAVINGS AND INVESTMENT PLAN
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MONSANTO COMPANY
800 North Lindbergh Blvd.
St. Louis, MO 63167

MONSANTO SAVINGS AND INVESTMENT PLAN
FINANCIAL STATEMENTS AS OF DEC. 31, 2007 AND 2006,
AND FOR THE YEAR ENDED DEC. 31, 2007, AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEAR ENDED DEC. 31, 2007, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MONSANTO SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedules

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Monsanto Company Employee Benefits Plan Committee
We have audited the accompanying statements of net assets available for benefits of Monsanto Savings and Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Schedule of Assets (Held at End of Year) as of December 31, 2007 and (2) Schedule of Reportable Transactions for the Year Ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
St. Louis, Missouri
June 17, 2008

MONSANTO SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of Dec. 31,
(Dollars in thousands)	2007	2006

ASSETS:
Investments:
Common stock—Monsanto Company—Allocated	$1,170,217	$532,850
Common stock—Monsanto Company—Unallocated	338,510	208,147

Total Common stock—Monsanto Company	1,508,727	740,997
Cash and temporary investments	40,110	40,143
Debt securities including U.S. Government securities (securities on loan $8,445 in 2007 and $25,649 in 2006)	106,619	101,875
Common stock—Solutia Inc.	72	270
Common stock—other (securities on loan $62,028 in 2007 and $46,809 in 2006)	545,570	530,778
Collective investment funds	308,920	271,425
Synthetic guaranteed investment contracts (underlying securities on loan $94,815 in 2007 and $96,427 in 2006) at fair value	476,382	461,561
Loans to participants, interest rates from 4.0% to 9.25%, maturities through December 2012	19,885	19,039

Total investments	3,006,285	2,166,088

Receivables:
Employer contribution receivable	41,616	38,681
Employee contributions receivable	—	2,621
Dividends, interest and trades receivable	3,588	4,680
Receivable from transfers from other plans	12,565	—

Total receivables	57,769	45,982

Collateral held under securities lending agreements	170,011	173,169

Total assets	3,234,065	2,385,239

LIABILITIES:
Liability to return collateral held under securities lending agreements	170,011	173,169
Deferred employer contribution	41,616	38,681
ESOP debt	9,525	12,224
Amount payable for investment securities transactions and other	3,869	4,565

Total liabilities	225,021	228,639

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	3,009,044	2,156,600

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,348)	(1,689)

NET ASSETS AVAILABLE FOR BENEFITS	$3,001,696	$2,154,911

See accompanying Notes to Financial Statements.

MONSANTO SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
Dec. 31,
(Dollars in thousands)	2007

ADDITIONS:
Contributions:
Employee contributions	$83,289
Employer contributions	2,078
Transfers from other plans	12,565
Rollovers from other plans	18,304

Total contributions	116,236

Investment income:
Appreciation (Depreciation) in fair value of investments
Common stock—Monsanto Company	811,424
Debt securities	(51)
Common stock—Solutia Inc.	(178)
Common and preferred stock—other	11,749
Collective investment funds	24,774

Total appreciation in fair value of investments — net	847,718
Interest	35,099
Dividends	12,998

Total investment income	895,815

Total additions	1,012,051

DEDUCTIONS:
Interest expense on ESOP debt	562
Administrative expenses	5,950
Benefits paid to participants	158,754

Total deductions	165,266

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	846,785

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	2,154,911

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$3,001,696

See accompanying Notes to Financial Statements.

MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DEC. 31, 2007

NOTE 1. INFORMATION REGARDING THE PLAN

GENERAL
The following description of the Monsanto Savings and Investment Plan (the “Plan” or the “SIP”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan was established as of June 11, 2001, as a successor to a portion of the Pharmacia Corporation Savings and Investment Plan (“Pharmacia Plan”) for the benefit of certain employees and former employees (“Transferred Participants”) of Monsanto Company (“Monsanto” or the “Company”). Effective July 1, 2001, the assets of the Pharmacia Plan that were allocated to the accounts of the Transferred Participants were transferred to the trust established under the Plan. Also effective July 1, 2001, a portion of the unallocated assets and liabilities (primarily debt) of the leveraged employee stock ownership plan (“ESOP”) component of the Pharmacia Plan were transferred to the Plan.
Effective July 1, 2001, through June 30, 2002, the assets of the trust established under the Plan were collectively invested with the assets of the Pharmacia Plan in the Pharmacia Corporation and Monsanto Company Defined Contribution and Employee Stock Ownership Master Trust (the “Master Trust”). Within the Master Trust, each participating plan was entitled to an interest in the Master Trust’s net assets and net earnings. Effective as of July 1, 2002: (i) assets and liabilities from the Master Trust representing the Pharmacia Plan’s interest and obligations in and under the Master Trust were transferred to the Pharmacia Savings Plan Master Trust and the Pharmacia Savings Plan ESOP Trust for Pharmacia Common Stock; and (ii) Monsanto and the trustee of the Plan entered into the Monsanto Company Defined Contribution and Employee Stock Ownership Master Trust Agreement which is the trust established pursuant to the Plan to hold all the assets of the Plan.
ADMINISTRATION
Monsanto is the sponsor of the Plan. The Monsanto Employee Benefits Plans Committee is responsible for administering plan operations in accordance with the Employee Retirement Income Security Act of 1974 (“ERISA”) and Plan documents. Fidelity Investments Institutional Services Company, Inc. serves as the record keeper of the Plan. The Monsanto Pension and Savings Funds Investment Committee is responsible for monitoring Plan investments. The trustee of the Plan is The Northern Trust Company (“Northern”).
PARTICIPANT ACCOUNTS
The Plan is a contributory defined contribution profit sharing plan with individual accounts for each participant. Regular employees who have attained age 18 are generally eligible to participate in the Plan as soon as administratively possible. As of July 1, 2007, temporary employees are generally eligible to participate in the Plan after 1,000 hours of service. The cost of Plan administration is borne partially by Plan participants and partially by Monsanto, as Plan sponsor.
Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings and reduced by Plan losses and certain administrative expenses. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
EMPLOYEE CONTRIBUTIONS
The Plan provides for voluntary employee contributions generally ranging from 1 percent to 25 percent of an employee’s eligible pay. Employees have an option to make before-tax contributions or after-tax contributions. Subject to annual limits on before-tax contributions and the results of required Internal Revenue Service (“IRS”) discrimination testing, contributions may be all before-tax, all after-tax, or a combination of both. Generally, employee contributions to the Plan may be invested in 1 percent increments and allocated in any combination to the following investment fund types: a fixed income fund, a balanced fund consisting of both fixed income and equity securities, a growth and income equity fund, an international equity fund, a growth equity fund, a U.S. equity index fund, a treasury inflation-protected securities (TIPS) fund, a value equity fund, a small cap growth equity fund, a small cap value equity fund, the Monsanto Stock Fund, which invests in Monsanto common stock, and four asset allocation funds consisting of varying pre-set mixes of certain of the aforementioned investment fund types. The four asset allocation funds allow participants varying degrees of risk and

MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
YEAR ENDED DEC. 31, 2007

return. Targeted (“roundtrip”) participant trading restrictions were implemented in 2005. A roundtrip is defined as an exchange in and then out of a fund in less than a 30-day period. Under these restrictions, participants are limited to one roundtrip transaction per fund within any 90-day rolling period and four roundtrip transactions across all funds over a rolling 12-month period. These targeted restrictions apply to all investment options except the Fixed Income Fund.
As a result of the spinoff in 1997 of Solutia Inc. (“Solutia”), a former subsidiary of the former Monsanto Company, certain Transferred Participants’ accounts received common stock of Solutia. This stock is maintained in the Solutia Non-Employer Stock Fund, and no contributions, either employee or employer, subsequent to the spinoff can be made to this fund. The Company has amended the Plan to terminate the Solutia Non-Employer Stock Fund as an investment option effective as of the close of business on Dec. 10, 2008. All participant investments remaining in the fund as of the close of business on Dec. 10, 2008, will be liquidated and invested in the Moderately Aggressive Portfolio, the default investment fund for the Plan.
Participants may be eligible to make a before-tax catch-up contribution if they are at least age 50 on or before the end of the calendar year and either currently contributing at least 7 percent of their eligible pay per pay period to the SIP or had reached the IRS annual limit on before-tax contributions ($15,500 in 2007). For 2007, eligible participants could have elected a before-tax catch-up contribution of up to $5,000. The catch-up contributions are not eligible for Company matching contributions and are subject to the same rules as other before-tax contributions. The annual catch-up contribution limit may increase in future years in accordance with limits prescribed by the IRS.
The before-tax option allows participants to elect to make before-tax contributions from eligible gross pay before most income taxes are deducted. The participants generally cannot withdraw before-tax contributions without income tax penalties until age 59 1/2, disability, death, separation from service on or after age 55, or payments that are part of a series of substantially equal periodic payments made for the life of the employee or the joint lives of the employee and a designated beneficiary. After-tax contributions are made from participants’ eligible pay after income taxes are deducted. Withdrawal of after-tax employee contributions can be made with no penalty. Participants may change the amounts of their contributions and transfer their contributions among the investment options on a daily basis, subject to the roundtrip trading restrictions described above.
All Monsanto SIP participants can transfer any Company match amounts out of their Monsanto (Employer) Stock Fund and into any of the other investment options available in SIP (except the Solutia Non-Employer Stock Fund option) whether or not they are fully vested.
COMPANY CONTRIBUTIONS AND VESTING
Employee contributions to the Plan, up to a maximum of 7 percent of eligible pay, generally are matched 60 percent by Monsanto. The Plan also has a discretionary match employer contribution feature. Generally, Company contributions vest and become non-forfeitable at the rate of 20 percent per year of service, such that Company contributions are 100 percent vested after five years of service.
In December 2007, Monsanto determined that a discretionary matching contribution of an additional 40 percent on the first 10 percent of eligible pay would be made to participants actively employed on Dec. 31, 2007. This contribution was applied to eligible participants’ accounts in March 2008 through an allocation of previously unallocated Monsanto Company common stock, based on the value of a share of Monsanto stock on Dec. 31, 2007. Additionally, in December 2007, the Company amended the Plan to provide for a non-elective Company contribution feature in the Plan. In December 2007 the Company also determined to make a non-elective Company contribution to the Plan in an amount equal to 3.8 percent of eligible pay of all Plan participants actively employed by the Company or a participating employer in the Plan on Dec. 31, 2007. The non-elective contribution was applied to eligible participants’ accounts in May 2008 through an allocation of previously unallocated Monsanto Company common stock, based on the value of a share of Monsanto stock on Dec. 31, 2007. Company contributions and related earnings are invested solely in Monsanto common stock held in the Monsanto Employer Stock Fund.
A participant who has less than five years of participation in the Plan or predecessor plan cannot withdraw Company

MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
YEAR ENDED DEC. 31, 2007

matching contributions that are not vested or that were received in the last 24 months. Upon completion of five years of participation in the Plan, all Company matched amounts may be withdrawn from the Plan. Company contributions immediately vest upon a change of control of the Company, as defined in the Plan.
In order for the Plan to pass certain IRS discrimination testing requirements, the Company made a Qualified Non-Elective Contribution (“QNEC”) of 5 percent of eligible pay to all non-highly compensated employees of the Company and other employers participating in the Plan whose total Plan eligible pay in 2007 was $26,250 or less, were at least age 21, and had at least one year of service by Dec. 31, 2007, whether or not the employee was a participant in the Plan. In accordance with the terms of the Plan, the Monsanto Employee Benefits Plans Committee determined that Plan forfeitures as of Dec. 31, 2007, be used to fund the QNEC. The QNEC contribution was allocated to eligible participants’ accounts in May 2008.
LEVERAGED ESOP
During 2001 the Pharmacia Plan’s original ESOP debt was restructured and refinanced. Following the spinoff of Monsanto from Pharmacia on Aug. 13, 2002, the unallocated Pharmacia shares held by the Plan’s ESOP component were gradually converted to shares of Monsanto common stock through open market transactions and through the exchange of Pharmacia stock for Monsanto stock with certain Pharmacia employee benefit plans at market rates. These Pharmacia shares are now fully converted to Monsanto shares. The unallocated shares of Monsanto common stock, which were converted from Pharmacia shares as described above, held by the Plan’s ESOP component are released for allocation to participant accounts in accordance with the terms of the Plan as interest and principal on the promissory note is paid.
The Plan’s ESOP debt was again restructured and refinanced in December 2004, (the “2004 refinancing”) with a single promissory note to Monsanto, payable in the principal amount of $19.2 million, bearing interest at the rate of 4.60% per annum, and having a maturity date of Dec. 31, 2012, (the “4.60% Note”). The terms of the restructuring were determined pursuant to an arm’s length negotiation between Monsanto and an independent trust company as fiduciary for the Plan. In this role, the independent fiduciary determined that the restructuring, including certain financial commitments and enhancements that were or will be made in the future by Monsanto to benefit participants and beneficiaries of the Plan, including the increased diversification rights described above that were provided to certain participants, was completed in accordance with the best interests of plan participants.
Under the terms of the agreement, Monsanto committed to funding an additional $41 million to the Plan if no additional contributions were made by Dec. 31, 2006, above the number of shares currently scheduled for release under the restructured debt schedule. In December 2006, Monsanto contributed $2 million related to this commitment. As of Dec. 31, 2007, and 2006, the Plan has recorded an employer contribution receivable of $42 million and $39 million, respectively, and a deferred employer contribution of $42 million and $39 million, respectively, related to the agreement. The employer contribution receivable and deferred employer contribution have increased because of the accretion as defined in the agreement.
As of Dec. 31, 2007, the 4.60% Note had an outstanding principal balance of $9.5 million. Scheduled maturities on the 4.60% Note are $2,711 in 2008, $2,750 in 2009, $2,803 in 2010, and $1,261 in 2011 (all in thousands). Interest on the 4.60% Note is payable annually on December 31 of each year. The borrowing is collateralized by the unallocated shares of stock. The minimum number of shares allocated to participant accounts under the ESOP in a given year is determined by the Plan’s net debt service (principal and interest) during that year relative to the total amount of the Plan’s remaining debt service as of the beginning of that year. The 2004 refinancing resulted in a decrease in the minimum number of shares to be allocated in 2007 when compared with allocations that would have previously been required. The reduction of shares allocated in 2007 will result in more shares allocated to participants each year from 2008 through 2012.
The Plan obtains the funds to repay the ESOP debt to Monsanto primarily through Company contributions and dividends paid on Monsanto common stock held in the ESOP. In the year ended Dec. 31, 2007, the Plan paid the ESOP debt payments solely through the use of dividends paid on Monsanto common stock held in the ESOP suspense account and the Monsanto Employer Stock Fund. Effective July 1, 2007, Monsanto amended the Plan to provide participants the option to elect to receive dividends in cash (dividend pass-through). While the ESOP debt is repaid annually, shares of

MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
YEAR ENDED DEC. 31, 2007

Monsanto stock are released for allocation to participant accounts throughout the year. In the year ended Dec. 31, 2007, the Plan’s repayment of ESOP debt resulted in the release of approximately 938,000 equivalent shares of Monsanto stock for allocation to participant accounts. As of Dec. 31, 2007, and 2006, approximately three million shares and four million shares, respectively, of Monsanto stock remained unallocated with an approximate market value of $339 million and $208 million, respectively.
VOTING RIGHTS
Participants have the right to instruct the Plan’s trustee how to vote the shares of Monsanto stock in their accounts. The Trustee will vote the unallocated shares in the same proportion as the allocated shares on which they receive voting instructions from participants.
PARTICIPANT LOANS
Most Plan participants can obtain loans from their accounts. A participant with a Plan account balance of over $2,000 may borrow up to the lesser of 50 percent of the total vested account balance less any outstanding loan balances at the time of the loan, $50,000 minus the participant’s highest outstanding loan balances during the last year, or 100 percent of his or her employee account value excluding the employer portion and any outstanding loan balances at the time of the loan. The minimum loan is $1,000, and the maximum number of outstanding loans at any one time is two.
In 2005, the Monsanto SIP was amended to allow eligible participants affected by Hurricane Katrina to obtain a loan with certain features. In the event an eligible affected participant elected to receive a loan at any time between the effective date and Dec. 31, 2006, and such loan met certain required parameters, the participant could have established a repayment schedule for a period not to exceed 180 months.
PAYMENT OF BENEFITS
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a certain number of years. If employment is terminated before age 70 1/2, participants can elect to defer receiving benefits if their vested account balance is greater than $5,000.
FORFEITED ACCOUNTS
At Dec. 31, 2007, and 2006, forfeited nonvested accounts totaled $5 million and $2.8 million, respectively. These accounts will be used to reduce future employer contributions and administrative expenses. During the year ended Dec. 31, 2007, administrative expenses were reduced by $986 thousand from forfeited nonvested accounts. As described above, the Monsanto Employee Benefits Plans Committee determined that the forfeited nonvested accounts as of Dec. 31, 2007, were used to fund the 2007 QNEC in May 2008.
OTHER
Monsanto acquired Delta and Pine Land Company in June 2007. Effective August 2007, eligible employees of Delta and Pine Land Company became eligible to participate in the Plan. The assets of the Delta and Pine Land Company Savings Plan were transferred into the Plan on Dec. 31, 2007.
Monsanto acquired Seminis, Inc. (Seminis) in March 2005. Effective Jan. 1, 2006, eligible employees of Seminis became eligible to participate in the Plan. The Company has not yet determined when the assets of the Seminis Vegetable Seeds Retirement Plan that were allocated to the transferred individuals will be transferred to the Plan.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and

MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
YEAR ENDED DEC. 31, 2007

liabilities, disclosure of contingent liabilities at the date of the financial statements and reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.
INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan’s investments are stated at fair value. Common stock is valued at quoted market prices. The common collective investment trust funds are stated at fair value as determined by the issuer based on the fair market value of the underlying investments. When available, fair value is determined by quoted market prices. Amounts for securities that have no quoted market price represent estimated fair value. Debt securities are generally valued based on yields currently available on comparable securities of issuers with similar credit ratings. Participant loans are valued at the outstanding loan balances.
The fixed income fund is invested in synthetic guaranteed investment contracts, as described in Note 4. In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present the synthetic investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by the FSP.
Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method. In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation on these investments.
The Plan uses certain financial derivative instruments to hedge, acquire or change equity, currency or fixed income positions/durations in the portfolio. However, the Plan’s guidelines do not allow for derivatives to be used to leverage portfolio exposure. All derivatives are recognized in the statement of net assets available for benefits at fair value. Changes in fair value of a derivative are recorded currently in the statement of changes in net assets as net appreciation in fair value of investments.
The Plan invests in various types of mortgage-backed fixed income securities, the market values of which are based upon a variety of factors. These include, but are not limited to: the amount and timing of cash flows from interest and principal payments, underlying property collateral values and levels, expected principal prepayments, delinquency/default rates, and issuer credit ratings. As with any fixed income security, mortgage-backed security market values are sensitive to fluctuations in prevailing interest rates.
The Plan pays certain outside service provider expenses (e.g. recordkeeping and trustee fees) incurred in the operation of the Plan. Certain investment manager fees are paid by the Plan and are included in Administrative Expenses. Certain other expenses are paid by Monsanto.
NEW ACCOUNTING STANDARDS
In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) Statement No. 161, Disclosures About Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (SFAS 161). Statement 161 amends certain existing disclosure requirements in Statement 133 and requires new qualitative and quantitative disclosure about an entity’s derivative instruments and hedging activities to be provided for every reporting period (both interim and annual). It is effective for financial statements issued for fiscal years and interim periods beginning after Nov. 15, 2008, with early application encouraged. The Plan is currently evaluating the impact of SFAS 161 on the financial statements.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities using different measurement techniques. SFAS 159 requires additional disclosures related to the fair value measurements included in the entity’s financial statements. This statement is effective for financial statements issued for fiscal years beginning after Nov. 15, 2007.

MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
YEAR ENDED DEC. 31, 2007

Accordingly, the Plan will adopt SFAS 159 in 2008. The Plan is currently evaluating the impact of SFAS 159 on the financial statements.
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. To the extent required, this statement will be prospectively adopted by the Plan effective Jan. 1, 2008. SFAS 157 is not presently expected to have a material impact on the Plan’s net assets available for benefits or changes therein.
NOTE 3. NONPARTICIPANT-DIRECTED INVESTMENTS

All funds in the Plan are participant-directed except as noted below. Common stock — Monsanto Company includes both participant and nonparticipant-directed investments and only the non-participant-directed portion is shown below. Additionally, the Plan’s ESOP debt and related principal and interest payments are nonparticipant-directed. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment amounts in the Plan (as of Dec. 31, 2007, and Dec. 31, 2006, and the year ended Dec. 31, 2007,) is outlined in the table below.

	As of Dec. 31,
(Dollars in thousands)	2007	2006

Net Assets:
Cash and temporary investments	$8,011	$3,846
Common stock — Monsanto Company	1,101,232	565,626

Total Assets	1,109,243	569,472

Accrued expenses	—	19
ESOP debt	9,525	12,224

Total Liabilities	9,525	12,243

Net Assets	$1,099,718	$557,229

Year Ended
(Dollars in thousands)	Dec. 31, 2007
Changes in Net Assets:
Interest income	$379
Dividends	5,726
Net appreciation	603,114
Interest expense on ESOP debt	(562)
Administrative expense	(477)
Withdrawals and transfers	(65,691)

Changes in Net Assets	542,489

NOTE 4. GUARANTEED INVESTMENT CONTRACTS

The Fixed Income Fund invests in synthetic guaranteed investment contracts (“synthetic GICs”). A single uniform synthetic GIC was in place on Dec. 31, 2007, and Dec. 31, 2006, with Commonwealth General Corporation, J.P. Morgan Chase Bank and State Street Bank. A synthetic GIC includes underlying fixed income assets which are held by the trustee and owned by the plan, utilizing a benefit-responsive wrapper contract issued by financial services companies. The contract provides that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates are reset quarterly based on the current yield of the underlying investments, the duration of the underlying investments and the spread between the market value and contract value, but the rate cannot be less than zero percent. Certain events such as a plan merger could limit

MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
YEAR ENDED DEC. 31, 2007

the ability of the plan to transact at contract value. Certain events such as plan termination may under certain circumstances allow for the termination of the wrapper contract at less than contract value. The plan sponsor does not believe that any events that may limit the ability of the plan to transact at contract value are probable.
The following summarizes the contract value of the synthetic GICs as of Dec. 31, 2007, and Dec. 31, 2006.

Guaranteed Investment Contracts	As of Dec. 31,
(Dollars in thousands)	2007	2006

Commonwealth General Corporation	$187,614	$183,950
J.P. Morgan Chase Bank	140,710	137,961
State Street Bank	140,710	137,961

Total	$469,034	$459,872

The rate of return for the synthetic GICs currently in place generally fluctuates with the return on the underlying assets. The 12-month average yield for such contracts, net of all applicable administrative and investment fees, was 5.06 percent for the period from Jan. 1, 2007, to Dec. 31, 2007. Participant accounts are credited with an interest rate which is determined quarterly by the issuers of the benefit responsive contracts based on the investments in the underlying fixed income portfolio. The annual crediting interest rates as of Dec. 31, 2007, and Dec. 31, 2006 were 5.49 percent and 5.60 percent, respectively.
NOTE 5. INVESTMENTS

Investments that represent more than 5% of the net assets available for benefits as of either Dec. 31, 2007, or Dec. 31, 2006, were as follows:

	As of Dec. 31,
(Dollars in thousands)	2007	2006

Monsanto common stock	$1,508,727	$740,997
Mellon Daily Liquidity Stock Index Fund	146,807	142,339
Capital Guardian International Equity Fund	162,113	129,086
The Plan participates in a securities lending program through Northern, the Plan’s trustee, whereby the Plan’s investment securities are loaned to broker-dealers for a fee. Securities so loaned are fully collateralized primarily by cash and U.S. government securities. U.S. securities are loaned and collateralized by securities valued at 102 percent of the market value of the securities plus any accrued interest (105 percent for non-U.S. securities). As the market value of the securities loaned changes, the borrower must adjust the collateral accordingly. Northern pools all collateral received from securities lending transactions and invests any cash collateral. The Plan holds a prorated share of the collateral provided to Northern by the borrowers of the securities. Monsanto or the borrower has the right to close the loan at any time. When the loan closes, the borrower returns the securities to Northern who returns the associated collateral to the borrower. The Plan cannot pledge or sell the collateral unless Northern fails to return the securities borrowed. At Dec. 31, 2007, and 2006, approximately $165 million and $169 million, respectively, of the Plan’s securities were on loan under these programs, and collateral held was $170 million and $173 million, respectively. Income from this program was $0.6 million for the year ended Dec. 31, 2007.
NOTE 6. INFORMATION REGARDING TAX STATUS

On Oct. 17, 2003, the IRS issued Monsanto a favorable determination letter stating that the Plan as then designed, was qualified for federal income tax purposes in compliance with section 401(a) of the Internal Revenue Code (“IRC”). As required by the IRS procedures, on Jan. 28, 2008, Monsanto filed an application for a new determination letter for the amended and restated Plan. That application is still pending review by the IRS. The Plan administrator and the Plan’s tax

MONSANTO SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
YEAR ENDED DEC. 31, 2007

counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 7. PRIORITIES UPON TERMINATION OF THE PLAN

If the Plan is terminated, all participants’ account balances will be fully vested, and all participants would then be entitled to a full distribution of their account balances as more fully described and set forth in the Plan document.
NOTE 8. PARTY-IN-INTEREST INVESTMENTS AND TRANSACTIONS

There were no nonexempt prohibited transactions with parties-in-interest during the period from Jan. 1, 2007, to Dec. 31, 2007. As of Dec. 31, 2007, and 2006, the Plan holds $1,509 million and $741 million, respectively, of common stock of Monsanto Company, the sponsoring employer.
Monsanto Company is the holder of the Plan’s ESOP debt.
Certain Plan investments are units of Collective Investment Funds managed by Northern specifically for employee benefit trusts. Northern is also the Plan trustee as defined by the Plan and, therefore, these Collective Investment Funds qualify as exempt party-in-interest investments. Fees for Northern’s investment management services are paid by the Plan as described in Note 2.
NOTE 9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of fully benefit-responsive investment contracts stated at fair value per the financial statements to the fully benefit-responsive investment contracts stated at contract value on the Form 5500 as of Dec. 31, 2007, and 2006.

	As of Dec. 31,
(Dollars in thousands)	2007	2006

Net assets available for benefits:
Investments, at fair value per financial statements	$3,006,285	$2,166,088
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,348)	(1,689)

Total investments per Form 5500 Schedule of Assets (Held at End of Year)	$2,998,937	$2,164,399

NOTE 10. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
*****

MONSANTO SAVINGS AND INVESTMENT PLAN
EIN 43-1878297
SUPPLEMENTAL SCHEDULE 1

Form 5500, Schedule H, Part IV, Line 4i —
Schedule of Assets (Held at End of Year) as of Dec. 31, 2007

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Receivable Income — USD

United States — USD

INCOME FROM SECURITIES LENDING ACTIVITIES	7.00	0.00	0.00

Total United States — USD		0.00	0.00

Total Receivable Income — USD		0.00	0.00

Receivables — Other — USD

Pending trade sales: United States dollar	0.00	1,822,680.82	1,822,680.82

Total — all currencies		1,822,680.82	1,822,680.82

Total Receivables — Other — USD		1,822,680.82	1,822,680.82

U.S. Government Securities

United States — USD

FEDERAL HOME LN MTG CORP POOL #C9-1001 6.5% 11-01-2026 BEO CUSIP: 3128P7DE0	1,296,599.71	1,325,773.21	1,334,249.08
FEDERAL HOME LN MTG CORP POOL #G0-1513 6% 03-01-2033 BEO CUSIP: 31283HVE2	1,880,279.32	1,903,489.04	1,914,733.56
FEDERAL HOME LN MTG CORP POOL #G1-1184 5.5% 09-01-2016 BEO CUSIP: 31283KJ58	462,387.56	475,030.97	469,064.44
FEDERAL HOME LN MTG CORP POOL #G1-1622 6% 02-01-2018 BEO CUSIP: 31283KYT9	1,140,502.37	1,197,527.49	1,168,259.92
FEDERAL HOME LN MTG CORP POOL #G11288 6.5% 06-01-2017 BEO CUSIP: 31283KND6	300,987.23	314,954.90	311,594.62
FEDERAL HOME LN MTG CORP POOL #G11431 6%02-01-2018 BEO CUSIP: 31283KSU3	203,768.41	210,709.28	208,727.73
FEDERAL HOME LN MTG CORP POOL #G11452 6.5% 04-01-2018 BEO CUSIP: 31283KTH1	359,964.16	378,806.05	372,986.94
FEDERAL HOME LN MTG CORP POOL #G11564 6.5% 08-01-2017 BEO CUSIP: 31283KWZ7	926,826.98	980,698.77	958,563.39
FEDERAL HOME LN MTG CORP POOL #G30248 6.5% 12-01-2023 BEO CUSIP: 3128CUHZ2	853,905.26	901,537.17	883,339.37
FEDERAL HOME LN MTG CORP POOL #H0-1579 6.5% 08-01-2036 BEO CUSIP: 3128MTXG8	869,603.09	878,570.87	887,113.42
FEDERAL HOME LN MTG CORP POOL #1H-2592 5.918% 01-01-2036 BEO CUSIP: 3128QLRM5	864,329.73	871,183.59	870,915.06

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

U.S. Government Securities

United States — USD

FHLMC GOLD E01140 6 05-01-2017 CUSIP: 31294KHR9	259,001.89	267,621.80	265,295.38
FHLMC GOLD E78398 6.5 07-01-2014 CUSIP: 3128GDKK5	121,708.96	124,513.98	126,089.63
FHLMC GOLD GROUP E00400 7.5 10-01-2010 CUSIP: 31294JNR5	9,712.06	9,889.60	9,972.08
FHLMC GOLD G10449 7 02-01-2011 CUSIP: 31283JQA2	39,204.70	40,138.87	40,242.41
FHLMC GOLD G11206 6 01-01-2015 CUSIP: 31283KKT4	87,498.62	90,041.56	89,634.02
FHLMC GOLD G11516 6 03-01-2018 CUSIP: 31283KVH8	271,753.87	285,384.00	278,367.82
FHLMC GOLD G3-0317 6.5 01-01-2027 CUSIP: 3128CUK62	2,330,363.65	2,387,166.27	2,398,030.42
FHLMC GROUP #E00379 7.5 MTG PARTN CTF DUE 06-01-2010 REG CUSIP: 31294JM47	8,546.92	8,703.18	8,763.25
FHLMC GROUP #E00386 7.5 MTG PARTN CTF DUE 08-01-2010 REG CUSIP: 31294JNB0	12,329.80	12,555.20	12,648.07
FHLMC GROUP #E20179 7.5 MTG PARTN CTF DUE 06-01-2010 REG CUSIP: 31335KFU5	2,080.79	2,118.83	2,132.33
FHLMC MULTICLASS SER T-41 CL 2A 6.98533010483 07-25-2032 CUSIP: 31392MEM0	156,642.21	162,552.62	164,812.98
FHLMC MULTICLASS SER 1955 CL Z 7.5 05-20-2027 CUSIP: 3133TA2L5	526,107.65	565,319.12	549,978.73
FNMA POOL #190344 6% 12-01-2033 BEO CUSIP: 31368HLZ4	485,936.68	490,492.38	494,435.71
FNMA POOL #224484 7.5% DUE 06-01-2011 REG CUSIP: 31369YJ55	29,890.28	30,958.75	30,490.51
FNMA POOL #256116 6% DUE 02-01-2026 REG CUSIP: 31371MN94	3,038,041.31	3,067,947.03	3,093,953.42
FNMA POOL #256937 6.5% 10-01-2037 BEO CUSIP: 31371NLS2	1,535,943.16	1,563,782.14	1,566,870.91
FNMA POOL #313224 7% DUE 12-01-2011 REG CUSIP: 31374F4H9	53,428.09	55,081.01	55,291.61
FNMA POOL #323165 6% DUE 06-01-2013 REG CUSIP: 31374S6A4	9,420.64	9,840.16	9,658.22
FNMA POOL #387219 4.125% 01-01-2010 BEO CUSIP: 31377UDY6	166,505.54	160,534.76	166,131.40
FNMA POOL #535755 6.26% DUE 03-01-2011 REG CUSIP: 31384WE48	311,304.06	321,421.47	325,515.40

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

U.S. Government Securities

United States — USD

FNMA POOL #545090 6% DUE 07-01-2016 REG CUSIP: 31385HRK0	183,647.60	192,514.33	188,226.85
FNMA POOL #545209 6.135% 10-01-2011 BEO CUSIP: 31385HVA7	106,571.62	116,038.19	111,686.63
FNMA POOL #545316 5.63% DUE 12-01-2011 REG CUSIP: 31385HYM8	217,554.95	230,727.26	225,311.65
FNMA POOL #545962 5.5% DUE 12-01-2013 REG CUSIP: 31385JQP6	257,412.74	266,804.27	260,980.74
FNMA POOL #555191 4.866% 02-01-2013 BEO CUSIP: 31385WXU8	150,336.48	154,006.79	152,095.12
FNMA POOL #555299 7% 11-01-2017 BEO CUSIP: 31385W3G2	413,173.38	439,384.08	430,111.84
FNMA POOL #555316 4.918% 02-01-2013 BEO CUSIP: 31385W3Z0	326,116.42	325,912.59	330,401.26
FNMA POOL #555728 4.02% 08-01-2013 BEO CUSIP: 31385XLH8	219,001.50	206,272.04	213,235.19
FNMA POOL #703930 5.5% 05-01-2033 BEO CUSIP: 31401CA78	1,081,138.94	1,063,992.74	1,081,941.15
FNMA POOL #725019 6% 11-01-2033 BEO CUSIP: 31402CPC0	1,152,875.79	1,163,323.75	1,173,039.59
FNMA POOL #725135 6% 05-01-2018 BEO CUSIP: 31402CSY9	361,716.05	379,858.38	370,735.44
FNMA POOL #725324 5.388% 11-01-2013 BEO CUSIP: 31402CYV8	222,253.60	228,788.42	229,161.69
FNMA POOL #725423 5.5% DUE 05-01-2034 REG CUSIP: 31402C4G4	1,848,892.34	1,792,992.24	1,850,264.22
FNMA POOL #725510 6.5% 07-01-2017 BEO CUSIP: 31402DAK6	515,879.77	543,850.13	534,633.03
FNMA POOL #725992 5.5% 10-01-2014 BEO CUSIP: 31402DRM4	903,148.84	937,722.51	926,223.39
FNMA POOL #735417 6.5% 03-01-2035 BEO CUSIP: 31402RAS8	932,545.52	969,410.22	964,073.95
FNMA POOL #735439 6% 09-01-2019 BEO CUSIP: 31402RBG3	1,475,809.34	1,512,935.18	1,512,608.65
FNMA POOL #735482 6% 02-01-2019 BEO CUSIP: 31402RCT4	701,482.41	724,390.21	718,973.87
FNMA POOL #735733 4.5% 10-01-2033 BEO CUSIP: 31402RLN7	2,619,110.33	2,400,578.31	2,481,648.94
FNMA POOL #735798 5.5% DUE 07-01-2020 REG CUSIP: 31402RNP0	1,612,555.56	1,630,444.85	1,636,935.79

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

U.S. Government Securities

United States — USD

FNMA POOL #735857 6.5% 06-01-2033 BEO CUSIP: 31402RQJ1	1,772,682.92	1,832,995.67	1,833,103.04
FNMA POOL #745329 6% 07-01-2035 BEO CUSIP: 31403DA66	196,761.06	198,820.93	200,458.00
FNMA POOL #773208 4.098% 12-01-2034 BEO CUSIP: 31404NAH9	971,000.74	947,939.48	971,933.87
FNMA POOL #825395 ADJ RT DUE 07-01-2035 BEO CUSIP: 31407A7G0	1,868,990.10	1,835,333.66	1,876,544.56
FNMA POOL #834927 5.045% 07-01-2035 BEO CUSIP: 31407MSQ9	1,942,054.97	1,917,475.83	1,959,082.91
FNMA POOL #888262 5.5% DUE 01-01-2022 BEO CUSIP: 31410FZ32	841,954.63	843,335.96	852,974.13
FNMA POOL #888560 6 11-01-2035 BEO CUSIP: 31410GE90	3,014,656.63	2,990,633.59	3,067,382.97
FNMA PREASSIGN 00619 7 06-25-2042 CUSIP: 31392DF49	84,936.68	89,462.20	89,681.16
FNMA PREASSIGN 00717 6.5 09-25-2028 CUSIP: 31392CT61	1,462,272.72	1,498,029.84	1,495,441.45
FNMA PREASSIGN 00837 7.5 04-25-2029 CUSIP: 31358S4W8	106,762.99	109,532.53	112,455.81
FNMA REMIC SER 2003-W17 CL PT1 9.27556 08-25-2032 CUSIP: 31393UAN3	222,929.17	254,684.38	240,372.93
FNMA SERIES 2001-W3 CLASS-A 7 09-25-2041 CUSIP: 3139216F0	99,911.42	108,560.03	104,069.23
FNMA 2001-T10 CL A1 PASS THROUGH 7 12-25-2031 CUSIP: 3139216A1	102,942.75	107,404.66	107,428.27
SMALL BUS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 I 6.9/09-01-2017/09-01-2002 CUSIP: 83162CHT3	74,041.80	75,621.86	76,824.51
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1993-20 F 6.65 6-1-13/99 REG CUSIP: 83162CER0	81,198.27	86,021.45	82,618.43
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 1997-20 F 7.2 6-1-17/00 REG CUSIP: 83162CHN6	50,297.58	52,153.95	52,404.85
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 2000-20 C 7.625 03-01-2020 REG CUSIP: 83162CKQ5	485,271.06	523,704.54	516,122.65
SMALL BUSINESS ADMIN GTD DEV PARTN CTF DEB SER 2003-20 B 0 DUE 02-01-2023 REG CUSIP: 83162CMU4	271,255.88	270,323.43	271,849.39
SMALL BUSINESS ADMIN GTD DEV PARTN CTF SER 2005-20 A 4.86 DUE 01-01-2025 REG CUSIP: 83162CPG2	781,791.28	781,791.28	781,330.02
SMALL BUSINESS ADMIN GTD DEV PARTN CTF 2006-20F PARTN CTF 5.82 06-01-2026 REG CUSIP: 83162CQH9	937,382.87	951,404.37	973,869.56

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

U.S. Government Securities

United States — USD

SMALL BUSINESS ADMIN GTD DEV PARTN CTF 2007-20D PARTN CTF 5.32 DUE 04-01-27 REG CUSIP: 83162CQY2	483,975.13	483,975.13	488,997.34
SMALL BUSINESS ADMIN GTD DEV PARTN CTF 6.1% DUE 07-01-2018/01-01-2007 REG CUSIP: 83162CJJ3	125,849.24	125,849.24	129,357.29
UNITED STATES TREAS NTS DTD 02/18/2003 3% DUE 02-15-2008 REG CUSIP: 912828AT7	5,850,000.00	5,769,207.04	5,847,712.65
UNITED STATES TREAS NTS DTD 12/15/2003 3.375% DUE 12-15-2008 REG CUSIP: 912828BT6	605,000.00	605,378.13	605,756.25
UTD STATES TREAS NTS 3.75 NTS 15/05/2008USD1000 3.75 DUE 05-15-2008 REG CUSIP: 912828DT4	1,000,000.00	1,001,796.88	1,001,172.00

Total United States — USD		57,835,726.62	58,199,094.09

Total U.S. Government Securities		57,835,726.62	58,199,094.09

Corporate Debt Instruments — Preferred

Luxembourg — USD

PVTPL COVIDIEN INTL FIN S A SR NT 144A 6% DUE 10-15-2017 BEO CUSIP: 22303QAB6	200,000.00	199,854.00	206,946.80

Total Luxembourg — USD		199,854.00	206,946.80

United Kingdom — USD

HSBC HLDGS PLC NT 6.5% DUE 05-02-2036 BEO CUSIP: 404280AG4	475,000.00	494,081.00	461,783.13

Total United Kingdom — USD		494,081.00	461,783.13

United States — USD

AT&T CORP USD SR NT VAR RATE DUE 11-15-2031/11-14-2031 BEO CUSIP: 001957BD0	1,000,000.00	1,029,325.49	1,228,073.00
BAC CAP TR XI BAC CAPITAL TRUST 6.625 20360 6.625% DUE 05-23-2036 BEO CUSIP: 056335AA0	475,000.00	501,997.25	462,119.90
BANK ONE CAP III 8.75% BDS 01/09/30 USD 8.75% DUE 09-01-2030/08-31-2030 BEO CUSIP: 06423KAA9	350,000.00	422,215.50	405,248.55
BANKAMERICA CAP II SER 2 8 BD DUE 12-15-2026/06 BEO CUSIP: 066048AA7	375,000.00	396,709.50	392,689.13
BNSF RY CO 2006-2 PASS THRU TR PASS THRUCTF 5.629% DUE 04-01-2024 BEO CUSIP: 05565SAA2	282,732.83	282,732.83	280,977.06

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Preferred

United States — USD

BSTN PPTYS LTD PARTNERSHIP SR NT 6.25 DUE 01-15-2013/01-14-2013 BEO CUSIP: 10112RAB0	550,000.00	570,555.00	552,417.25
BURL NORTHN SANTA FE RY CO PASS THRU TR SER 2000-1 8.251 DUE 01-15-2021 BEO CUSIP: 12189PAG7	379,703.62	389,659.06	440,619.47
CITIGROUP INC CITIGROUP INC NOTE 6.125% DUE 11-21-2017 BEO CUSIP: 172967EM9	500,000.00	497,860.00	513,597.00
DOW CHEM CO NT DTD 08/29/2002 6% DUE 10-01-2012/09-30-2012 BEO CUSIP: 260543BR3	375,000.00	408,145.00	389,821.50
DOW CHEM CO 7.375 DUE 11-01-2029 BEO CUSIP: 260543BJ1	575,000.00	625,736.25	632,449.98
HSBC HLDGS PLC HSBC HLDGS PLC 6.5 DUE 09-15-2037 BEO CUSIP: 404280AH2	275,000.00	274,348.25	266,537.98
SLM STUDENT LN TR SER 2006-3 CL A4 FLT RT 07-25-2019 REG CUSIP: 78442GSC1	500,000.00	497,539.06	500,000.00
SLM STUDENT LN TR 2006-7 STUDENT LN BKD NT CL A-2 10-25-2016 REG CUSIP: 78443GAB1	1,192,737.77	1,192,271.86	1,193,445.06
SLM STUDENT LN TR 2007-7 STUDENT LN-BKD NT CL A-2 FLTG 01-25-2016 REG CUSIP: 78444EAB5	800,000.00	800,000.00	796,680.00
ST PAUL COS INC SR NT 8.125 DUE 04-15-2010/04-17-2000 BEO CUSIP: 792860AD0	275,000.00	296,881.75	297,058.30
ST PAUL TRAVELERS COS INC BD 5.5 DUE 12-01-2015 BEO CUSIP: 792860AH1	425,000.00	413,580.75	422,073.03
TRAVELERS COS INC SR NT 5.75% DUE 12-15-2017/05-29-2007 CUSIP: 89417EAC3	275,000.00	274,279.50	270,508.43
UN PAC RR CO PASS THRU TR PASS THRU CTF SER 1999-A 7.6 DUE 01-02-2020 BEO CUSIP: 907833AH0	749,914.77	749,914.77	843,181.67
UN PAC RR CO 2006-1 PASS THRU TR SER 2006-1 5.866 DUE 07-02-2030 REG CUSIP: 90783WAA1	1,024,928.66	1,032,898.36	1,111,535.13
WACHOVIA BK NATL ASSN MEDIUM TERM SUB BKTRANCHE # SB 00008 6 DUE 11-15-2017 CUSIP: 92976GAH4	425,000.00	421,612.75	427,839.85
WACHOVIA CORP NEW SR NT FLT RT DUE 04-23-2012 BEO CUSIP: 929903DF6	1,050,000.00	1,050,000.00	1,017,855.30
WELLPOINT INC NT 5.25% DUE 01-15-2016 BEO CUSIP: 94973VAK3	1,000,000.00	970,697.25	968,178.00
WELLS FARGO & CO NEW WELLS FARGO CO 5.625% DUE 12-11-2017 BEO CUSIP: 949746NX5	475,000.00	473,024.00	475,290.23
WYETH NT 5.45% DUE 04-01-2017 REG CUSIP: 983024AM2	350,000.00	349,275.50	354,021.15
WYETH NT 5.5% DUE 02-15-2016/02-07-2006 REG CUSIP: 983024AJ9	150,000.00	150,139.50	152,442.45

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Preferred

United States — USD

WYETH WYE 5.50 02/01/2014 5.5 DUE 02-01-2014/12-16-2003 BEO CUSIP: 983024AE0	75,000.00	74,505.42	76,174.88

Total United States — USD		14,145,904.60	14,470,834.30

Total Corporate Debt Instruments — Preferred		14,839,839.60	15,139,564.23

Corporate Debt Instruments — Other

France — USD

LAFARGE S A NT 6.5% DUE 07-15-2016 REG CUSIP: 505861AB0	450,000.00	449,115.50	443,808.45

Total France — USD		449,115.50	443,808.45

Iceland — USD

PVTPL KAUPTHING BK HF MEDIUM TERM SUB BKB TRANCHE # 01 7.125 DUE 05-19-2016 BEO CUSIP: 48632HAA5	800,000.00	805,086.00	733,403.20

Total Iceland — USD		805,086.00	733,403.20

United States — USD
AOL TIME WARNER INC DEB DTD 04/08/2002 7.7 DUE 05-01-2032 BEO CUSIP: 00184AAG0	1,319,000.00	1,445,649.22	1,465,481.55
AOL TIME WARNER INC DEB DTD 04/19/2001 7.625% DUE 04-15-2031/04-14-2031 BEO CUSIP: 00184AAC9	800,000.00	886,452.00	885,296.00
BK AMER N A CHARLOTTE N C MEDIUM TERM TRANCHE # TR 00229 5.3 DUE 03-15-2017 CUSIP: 06050TKN1	700,000.00	699,349.00	680,663.20
BOSTON SCIENTIFIC CORP BOSTON SCIENTIFC 5.45% DUE 06-15-2014/06-25-2004 BEO CUSIP: 101137AB3	575,000.00	512,562.50	529,000.00
BSTN PPTYS LTD PARTNERSHIP SR NT 5.625 DUE 04-15-2015/04-14-2015 BEO CUSIP: 10112RAF1	400,000.00	394,248.50	386,832.80
BURL NTHN SANTA FE CORP 4.875 DUE 01-15-2015 BEO CUSIP: 12189TAW4	375,000.00	351,783.00	358,678.50
CAP1 FINL CORP 6.75 DUE 09-15-2017 BEO CUSIP: 14040HAR6	975,000.00	977,719.75	935,142.98
CIGNA CORP NT DTD 07/15/1998 STEP UP DUE1-15-33 BEO 8.3 TIL 1-15-23 8.08 AFTER CUSIP: 125509BE8	100,000.00	123,537.00	116,264.60
CIGNA CORP SR NT 6.15 DUE 11-15-2036 BEO CUSIP: 125509BH1	200,000.00	203,498.00	185,563.00

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Other

United States — USD
CIGNA CORP SR NT 7 DUE 01-15-2011/01-14-2011 BEO CUSIP: 125509BF5	315,000.00	313,651.80	334,376.28
CIGNA CORP 7.875 DEB DUE 05-15-2027 CUSIP: 125509AZ2	300,000.00	373,960.00	338,110.20
COMCAST CORP NEW BD 5.85% DUE 11-15-2015/11-14-2005 BEO CUSIP: 20030NAJ0	325,000.00	326,079.00	327,333.18
COMCAST CORP NEW BD 6.3 DUE 11-15-2017 BEO CUSIP: 20030NAU5	300,000.00	300,113.25	311,258.10
COMCAST CORP NEW COMCAST CORPORATION 6.5% DUE 01-15-2017 BEO CUSIP: 20030NAP6	325,000.00	329,182.50	338,861.90
COMCAST CORP NEW GTD NT 5.9% DUE 03-15-2016/03-02-2006 REG CUSIP: 20030NAL5	225,000.00	224,689.50	226,370.48
COMCAST CORP NEW NT 5.3 DUE 01-15-2014/01-14-2014 BEO CUSIP: 20030NAE1	625,000.00	613,900.95	612,876.88
COX COMMUNICATIONS INC NEW BD 5.5 DUE 10-01-2015/09-22-2003 BEO CUSIP: 224044BH9	275,000.00	275,166.00	269,169.45
COX COMMUNICATIONS INC NEW NT 5.45% DUE 12-15-2014/05-17-2005 BEO CUSIP: 224044BM8	675,000.00	669,612.20	661,522.28
DILLARD DEPT STORE 7.875 BD DUE 1-1-23 BEO CUSIP: 254063AR1	200,000.00	198,000.00	156,000.00
DILLARD DEPT STORES INC 7.75 DEBDUE 05-15-2027 BEO CUSIP: 254063AW0	620,000.00	523,973.40	477,400.00
FORD MTR CR CO LLC FORD MOTOR CREDIT CO 7.25% DUE 10-25-2011 BEO CUSIP: 345397TY9	1,250,000.00	1,234,297.48	1,082,698.75
FORD MTR CR CO LLC GLOBAL LANDMARK SECS-GLOBLS 7.375% DUE 02-01-2011 BEO CUSIP: 345397TS2	950,000.00	879,252.50	850,730.70
FORD MTR CR CO LLC NT 7.375% DUE 10-28-2009 BEO CUSIP: 345397SM6	200,000.00	213,626.00	188,249.20
GEN MTRS ACCEP CORP NT DTD 09/12/2001 6.875 DUE 09-15-2011 BEO CUSIP: 370425RX0	2,375,000.00	2,243,911.29	2,031,798.25
GENERAL MTRS ACCEP CORP GM 8% DUE 11-01-2031 BEO CUSIP: 370425RZ5	725,000.00	678,156.25	608,184.38
GENERAL MTRS ACCEP CORP SR NT DTD 08/29/2002 6.875% DUE 08-28-2012 BEO CUSIP: 370425SE1	125,000.00	116,093.75	104,745.50
HCA INC NT DTD 02/07/2006 6.5% DUE 02-15-2016/02-08-2006 REG CUSIP: 404119AR0	350,000.00	348,495.00	295,750.00
HCA INC SR NT 5.75 DUE 03-15-2014 REG CUSIP: 404119AL3	1,950,000.00	1,887,231.00	1,618,500.00
HEALTHNET INC SR NT 6.375% DUE 06-01-2017/05-18-2007 CUSIP: 422248AA2	200,000.00	197,274.00	195,039.80

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Other

United States — USD

LIBERTY MEDIA CORP SR DEB 8.5 DUE 07-15-2029/07-14-2029 BEO CUSIP: 530715AD3	375,000.00	370,459.50	367,309.88
LIBERTY MEDIA CORP SR EXCHANGEABLE DEB 4% DUE 11-15-2029/11-15-2007 BEO CUSIP: 530715AG6	375,000.00	239,062.50	236,250.00
LIBERTY MEDIA CORP 8.25% DUE 02-01-2030 BEO CUSIP: 530715AJ0	300,000.00	293,708.25	287,892.30
MAY DEPT STORES CO CO 6.7 DUE 09-15-2028BEO CUSIP: 577778BH5	725,000.00	717,737.00	639,587.03
MAY DEPT STORES CO MAY DEPT STORES CO 6.9% DUE 01-15-2032 BEO CUSIP: 577778BQ5	325,000.00	332,091.50	297,376.63
MAY DEPT STORES CO SR NT 6.7 DUE 07-15-2034/07-20-2004 BEO CUSIP: 577778CE1	80,000.00	78,268.80	72,167.36
NORFOLK SOUTHN CORP NT 7.7 DUE 05-15-2017 REG CUSIP: 655844AE8	250,000.00	292,685.00	283,100.50
PROVIDENT COS INC 7.25 DUE 03-15-2028 REG CUSIP: 743862AA2	125,000.00	124,786.25	130,240.50
PVTPL COX COMM INC NEW /TS/COXENTCOX COMM INC 5.875 DUE 12-01-2016 CUSIP: 224044BQ9	375,000.00	376,494.25	372,797.25
PVTPL OVERSEAS PVT INV CRP U S GVT GTD SER 1996 503-D TR ELTRK 6.05 1-15-09 EG CUSIP: 690353CJ4	82,221.34	82,221.34	83,244.17
PVTPL UNUMPROVIDENT FIN CO PLC BD 144A 6.85% DUE 11-15-2015 BEO CUSIP: 91529MAA0	100,000.00	99,893.00	103,647.70
SAFECO CORP SR NT 7.25 DUE 09-01-2012 BEO CUSIP: 786429AN0	170,000.00	193,460.40	183,192.00
TIME WARNER INC 01-07-2008 CUSIP: 88732GA79	850,000.00	845,844.44	849,118.53
TIME WARNER INC 01-22-2008 CUSIP: 88732GAN4	550,000.00	547,368.24	548,297.09
UNUM CORP NT 6.75 DUE 12-15-2028 BEO CUSIP: 903192AA0	223,000.00	188,401.76	223,934.15
UNUMPROVIDENT CORP SR NT 7.625% DUE 03-01-2011 BEO CUSIP: 91529YAC0	71,000.00	72,691.94	75,737.62
XEROX CORP NT 6.875% DUE 08-15-2011/08-14-2011 BEO CUSIP: 984121BN2	1,150,000.00	1,177,250.00	1,203,048.35
XEROX CORP SR NT 6.4% DUE 03-15-2016 REG CUSIP: 984121BP7	150,000.00	154,554.00	153,492.45

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Other

United States — USD

XEROX CORP SR NT 7.125% DUE 06-15-2010/06-14-2010 REG CUSIP: 984121BL6	450,000.00	467,394.23	471,457.80

Total United States — USD		24,195,837.24	23,153,789.27

Total Corporate Debt Instruments — Other		25,450,038.74	24,331,000.92

Corporate Stock — Common

Bermuda — USD

CASTLEPOINT HOLDINGS LTD COM STK USD0.01 CUSIP: G19522112	19,208.00	274,997.15	230,496.00

Total Bermuda — USD		274,997.15	230,496.00

Brazil — USD

ADR EMBRAER-EMPRESA BRASILEIRA DE AERONAUTICA S A SPONSR ADR REPSTG PFDSHS CUSIP: 29081M102	6,900.00	310,316.12	314,571.00

Total Brazil — USD		310,316.12	314,571.00

Canada — USD

LULULEMON ATHLETICA INC COM CUSIP: 550021109	2,300.00	41,400.00	108,951.00
MAGNA INTL INC CL A CUSIP: 559222401	2,700.00	197,462.61	217,161.00
NOVA CHEMICALS CORP COM CUSIP: 66977W109	4,700.00	117,973.09	152,280.00
POTASH CORP SASK INC COM CUSIP: 73755L107	3,500.00	423,906.01	503,860.00
RESEARCH IN MOTION LTD COM CUSIP: 760975102	45,760.00	3,894,533.81	5,189,184.00
SXC HEALTH SOLUTIONS CORP COM CUSIP: 78505P100	11,587.00	244,787.31	168,011.50

Total Canada — USD		4,920,062.83	6,339,447.50

China — USD

GDR TRINA SOLAR LTD SPONSORED ADR CUSIP: 89628E104	6,090.00	270,470.60	327,642.00

Total China — USD		270,470.60	327,642.00

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

Europe Region — USD

CENT EUROPEAN MEDIA ENTERPRISES LTD NEW COM STK CUSIP: G20045202	3,680.00	201,770.44	426,806.40

Total Europe Region — USD		201,770.44	426,806.40

Finland — USD

ADR NOKIA CORP SPONSORED ADR CUSIP: 654902204	67,000.00	2,363,752.61	2,572,130.00

Total Finland — USD		2,363,752.61	2,572,130.00

France — USD

ADR SANOFI-AVENTIS SPONSORED ADR CUSIP: 80105N105	125,200.00	5,485,956.34	5,700,356.00
ADR TOTAL SA CUSIP: 89151E109	3,000.00	186,705.71	247,800.00
THOMSON SA SPONSORED ADR CUSIP: 885118109	15,200.00	381,650.15	213,104.00

Total France — USD		6,054,312.20	6,161,260.00

Germany — USD

DEUTSCHE BK AG COM STK ISIN DE0005140008 SDL 505964X CUSIP: D18190898	1,600.00	220,371.36	207,056.00

Total Germany — USD		220,371.36	207,056.00

Ireland — USD

ADR ELAN CORP PLC ADR REPSTG SHS CUSIP: 284131208	11,700.00	251,990.71	257,166.00
ADR ICON PUB LTD CO CUSIP: 45103T107	4,071.00	236,101.33	251,832.06

Total Ireland — USD		488,092.04	508,998.06

Israel — USD

ADR TEVA PHARMACEUTICAL INDS CUSIP: 881624209	38,400.00	1,588,396.26	1,784,832.00

Total Israel — USD		1,588,396.26	1,784,832.00

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

Japan — USD

ADR HITACHI LTD A.D.R. FOR 10 COM CUSIP: 433578507	28,700.00	1,724,605.41	2,099,118.00
ADR KYOCERA CORP A.D.R. FOR COM CUSIP: 501556203	6,700.00	560,279.46	584,374.00
ADR MATSUSHITA ELEC INDL LTD ADR CUSIP: 576879209	236,900.00	3,524,116.83	4,842,236.00
ADR SONY CORP AMERN SH NEW CUSIP: 835699307	92,700.00	3,366,682.81	5,033,610.00

Total Japan — USD		9,175,684.51	12,559,338.00

Luxembourg — USD

ADR ARCELORMITTAL SA LUXEMBOURG N Y REGISTRY SHS CUSIP: 03938L104	4,600.00	184,432.40	355,810.00

Total Luxembourg — USD		184,432.40	355,810.00

Mexico — USD

ADR CEMEX SAB DE CV CUSIP: 151290889	28,994.00	884,867.67	749,494.90
AMER MOVIL SAB DE C V SPONSORED ADR REPSTG SER L SHS CUSIP: 02364W105	5,800.00	328,417.01	356,062.00

Total Mexico — USD		1,213,284.68	1,105,556.90

Netherlands — USD

ADR AEGON N V NY REGISTRY SHS SHS CUSIP: 007924103	62,318.00	841,860.68	1,092,434.54
ADR KONINKLIJKE PHILIPS ELECTRS N V N Y REGISTRY SH NEW 2000 CUSIP: 500472303	24,400.00	838,182.36	1,043,100.00
CORE LAB NV NLG0.03 CUSIP: N22717107	3,740.00	378,230.46	466,452.80
EURAND N.V. EUR0.01 CUSIP: N31010106	13,649.00	217,701.60	215,654.20

Total Netherlands — USD		2,275,975.10	2,817,641.54

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

Singapore — USD

FLEXTRONICS INTL LTD COM STK CUSIP: Y2573F102	18,900.00	195,975.99	227,934.00
VERIGY LTD ORD SHS CUSIP: Y93691106	12,910.00	328,290.24	350,764.70

Total Singapore — USD		524,266.23	578,698.70

Switzerland — USD

ADR ABB LTD SPONSORED ADR CUSIP: 000375204	83,100.00	2,236,458.89	2,393,280.00
ADR NOVARTIS AG CUSIP: 66987V109	92,200.00	5,068,332.08	5,007,382.00
ADR ROCHE HLDG LTD SPONSORED ADR ISIN #US771195104 CUSIP: 771195104	9,700.00	597,156.04	837,927.71
ALCON INC COM CHF0.20 CUSIP: H01301102	20,480.00	1,873,699.66	2,929,459.20

Total Switzerland — USD		9,775,646.67	11,168,048.91

United Kingdom — USD

ADR ASTRAZENECA PLC SPONSORED ADR UK CUSIP: 046353108	12,800.00	652,084.42	548,096.00
ADR BP P L C SPONSORED ADR CUSIP: 055622104	3,400.00	211,781.78	248,778.00
ADR GLAXOSMITHKLINE PLC SPONSORED ADR CUSIP: 37733W105	86,300.00	4,201,431.16	4,348,657.00
ADR HSBC HLDGS PLC SPONSORED ADR NEW CUSIP: 404280406	23,100.00	2,126,942.73	1,933,701.00
ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS CUSIP: 780259206	3,400.00	237,059.22	286,280.00
ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG B SHS CUSIP: 780259107	10,800.00	721,059.36	896,400.00
ADR VODAFONE GROUP PLC NEW SPONSORED ADRNEW ADR CUSIP: 92857W209	8,500.00	241,225.75	317,220.00

Total United Kingdom — USD		8,391,584.42	8,579,132.00

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

#REORG/ECHOSTAR COMMUNICATIONS CORP N/C TO DISH NETWORK CORP 2038893 EFF 1/22/08 CUSIP: 278762109	26,000.00	786,665.50	980,720.00
#REORG/GOLDEN TELECOM INC CASH MERGER EFF 2/29/08 CUSIP: 38122G107	3,465.00	195,875.53	349,791.75
#REORG/MACROVISION CORP MAND EXCH TO MACROVISION SOL HLDG CORP 2041492 5/5/08 CUSIP: 555904101	9,705.00	283,780.87	177,892.65
ABBOTT LAB COM CUSIP: 002824100	99,075.00	5,120,014.76	5,563,061.25
ACCENTURE LTD BERMUDA CLS A COM CUSIP: G1150G111	4,600.00	152,513.46	165,738.00
ACE LTD ORD STK USD0.0416 CUSIP: G0070K103	5,800.00	347,039.68	358,324.00
ADOBE SYS INC COM CUSIP: 00724F101	101,925.00	3,964,239.56	4,355,255.25
ADR INFOSYS TECHNOLOGIES LTD SPONSORED ADR REPSTG 1 EQUITY SH CUSIP: 456788108	8,500.00	443,229.64	385,560.00
ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS CUSIP: 780259206	17,600.00	877,918.56	1,481,920.00
AFFILIATED MANAGERS GROUP INC COM STK CUSIP: 008252108	5,780.00	439,541.94	678,918.80
AIR PROD & CHEM INC COM CUSIP: 009158106	35,950.00	3,001,059.23	3,545,748.50
AKAMAI TECHNOLOGIES INC COM STK CUSIP: 00971T101	11,800.00	504,771.28	408,280.00
ALCOA INC COM STK CUSIP: 013817101	19,200.00	612,340.24	701,760.00
ALLEGHENY ENERGY INC COM CUSIP: 017361106	1,700.00	78,198.98	108,137.00
ALLEGIANT TRAVEL CO COM CUSIP: 01748X102	10,581.00	340,841.05	340,073.34
ALLIED WASTE INDS INC COM PAR $0.01 NEW COM PAR $0.01 NEW CUSIP: 019589308	17,500.00	197,496.25	192,850.00
ALLSCRIPTS HEALTHCARE SOLUTIONS INC COM CUSIP: 01988P108	4,573.00	119,251.84	88,807.66
ALLSTATE CORP COM CUSIP: 020002101	7,800.00	432,112.36	407,394.00
ALTRIA GROUP INC COM CUSIP: 02209S103	19,200.00	1,141,414.73	1,451,136.00
AMAG PHARMACEUTICALS INC COM STK CUSIP: 00163U106	2,825.00	155,156.13	169,867.25

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

AMBAC FNCL GROUP COM STK CUSIP: 023139108	3,300.00	295,688.58	85,041.00
AMEDISYS INC COM CUSIP: 023436108	6,160.00	225,664.46	298,883.20
AMERICAN EXPRESS CO CUSIP: 025816109	9,900.00	446,611.84	514,998.00
AMERICAN INTERNATIONAL GROUP CUSIP: 026874107	85,000.00	5,453,781.37	4,955,500.00
AMERICAN PUB ED INC COM STK CUSIP: 02913V103	3,239.00	70,517.81	135,325.42
AMERIGON INC COM CUSIP: 03070L300	16,413.00	299,771.12	346,970.82
AMERN ORIENTAL BIOENGINEERING INC COM STK CUSIP: 028731107	29,580.00	351,500.39	327,746.40
AMGEN INC COM CUSIP: 031162100	34,700.00	1,737,556.55	1,611,468.00
ANIMAL HEALTH INTL INC COM CUSIP: 03525N109	26,100.00	288,834.00	321,030.00
ANIXTER INTL INC COM CUSIP: 035290105	2,598.00	161,715.78	161,777.46
APPLE INC CUSIP: 037833100	49,760.00	2,840,977.02	9,856,460.80
ARENA RES INC COM CUSIP: 040049108	6,322.00	150,808.72	263,690.62
ARROW ELECTR INC COM CUSIP: 042735100	6,700.00	257,497.77	263,176.00
AT&T INC COM CUSIP: 00206R102	43,500.00	1,253,828.85	1,807,860.00
AUTOLIV INC COM STK CUSIP: 052800109	4,000.00	234,050.80	210,840.00
AVIS BUDGET GROUP INC COM STK CUSIP: 053774105	5,000.00	128,798.00	65,000.00
AVNET INC COM CUSIP: 053807103	6,200.00	220,660.48	216,814.00
AVON PRODUCTS INC COM USD0.25 CUSIP: 054303102	27,100.00	783,559.11	1,071,263.00
BAKER HUGHES INC COM CUSIP: 057224107	75,950.00	5,096,675.75	6,159,545.00
BALDOR ELEC CO COM CUSIP: 057741100	7,165.00	286,683.25	241,173.90

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

BANK OF AMERICA CORP CUSIP: 060505104	53,055.00	2,073,602.57	2,189,049.30
BARNES GROUP INC COM CUSIP: 067806109	11,122.00	359,638.25	371,363.58
BAXTER INTL INC COM CUSIP: 071813109	13,100.00	667,173.16	760,455.00
BE AEROSPACE INC COM CUSIP: 073302101	10,265.00	218,951.71	543,018.50
BEST BUY INC COM STK CUSIP: 086516101	11,100.00	569,195.18	584,415.00
BLUE COAT SYS INC COM NEW CUSIP: 09534T508	3,186.00	113,471.74	104,723.82
BMC SOFTWARE INC COM STK CUSIP: 055921100	31,100.00	453,289.22	1,108,404.00
BOEING CO COM CUSIP: 097023105	17,950.00	1,319,578.17	1,569,907.00
BORG WARNER INC COM CUSIP: 099724106	5,600.00	154,010.08	271,096.00
BOSTON SCIENTIFIC CORP COM CUSIP: 101137107	126,700.00	1,805,129.66	1,473,521.00
BRISTOL MYERS SQUIBB CO COM CUSIP: 110122108	65,200.00	1,540,454.34	1,729,104.00
BROADCOM CORP CL A CL A CUSIP: 111320107	88,975.00	2,680,817.24	2,325,806.50
BRUNSWICK CORP COM CUSIP: 117043109	4,300.00	94,740.18	73,315.00
CA INC COM CUSIP: 12673P105	78,746.00	2,094,719.16	1,964,712.70
CAMERON INTL CORP COM STK CUSIP: 13342B105	4,600.00	218,038.54	221,398.00
CAP1 FNCL COM CUSIP: 14040H105	72,600.00	3,890,012.55	3,431,076.00
CAPELLA ED CO COM CUSIP: 139594105	3,850.00	244,454.39	252,021.00
CARDINAL HLTH INC CUSIP: 14149Y108	72,000.00	3,981,799.57	4,158,000.00
CARMAX INC COM CUSIP: 143130102	18,200.00	362,987.33	359,450.00
CARRIZO OIL & GAS INC COM CUSIP: 144577103	7,745.00	316,551.89	424,038.75

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

CATERPILLAR INC COM CUSIP: 149123101	3,000.00	228,097.20	217,680.00
CBS CORP NEW CL B CUSIP: 124857202	12,000.00	298,817.37	327,000.00
CELERA GROUP COM CUSIP: 038020202	10,400.00	173,583.70	165,048.00
CELGENE CORP COM CUSIP: 151020104	58,507.00	3,113,908.71	2,703,608.47
CENT EUROPEAN DISTR CORP COM STK CUSIP: 153435102	10,935.00	274,592.06	635,104.80
CENTENNIAL COMMUNICATIONS CORP NEW CUSIP: 15133V208	29,325.00	292,058.68	272,429.25
CENTEX CORP COM CUSIP: 152312104	42,000.00	2,403,849.83	1,060,920.00
CHATTEM INC COM CUSIP: 162456107	3,422.00	235,406.30	258,497.88
CHEVRON CORP COM CUSIP: 166764100	72,411.00	3,436,692.01	6,758,118.63
CHUBB CORP COM CUSIP: 171232101	39,600.00	1,453,993.46	2,161,368.00
CIENA CORP COM NEW COM NEW CUSIP: 171779309	9,500.00	335,065.11	324,045.00
CISCO SYSTEMS INC CUSIP: 17275R102	220,600.00	5,624,495.53	5,971,642.00
CIT GROUP INC NEW COM CUSIP: 125581108	7,200.00	312,139.13	173,016.00
CITIGROUP INC COM CUSIP: 172967101	118,600.00	5,456,011.64	3,491,584.00
CITRIX SYS INC COM CUSIP: 177376100	18,400.00	616,887.10	699,384.00
CME GROUP INC COM STK CUSIP: 12572Q105	5,880.00	3,187,846.13	4,033,680.00
COACH INC COM CUSIP: 189754104	18,100.00	508,332.40	553,498.00
COCA COLA CO COM CUSIP: 191216100	28,200.00	1,754,331.83	1,730,634.00
COLGATE-PALMOLIVE CO COM CUSIP: 194162103	30,900.00	2,121,017.02	2,408,964.00
COMCAST CORP NEW CL A CL A CUSIP: 20030N101	401,635.00	7,489,055.81	7,333,855.10

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

COMERICA INC COM CUSIP: 200340107	13,700.00	762,816.62	596,361.00
COMPUTER SCI CORP COM CUSIP: 205363104	32,500.00	1,163,364.93	1,607,775.00
COMPUWARE CORP COM CUSIP: 205638109	110,300.00	776,610.04	979,464.00
COMTECH TELECOMMUNICATIONS CORP COM NEW CUSIP: 205826209	4,790.00	257,675.98	258,707.90
CONCEPTUS INC COM CUSIP: 206016107	19,260.00	403,662.00	370,562.40
CONCHO RES INC COM STK CUSIP: 20605P101	18,640.00	322,552.34	384,170.40
CONOCOPHILLIPS COM CUSIP: 20825C104	43,000.00	1,823,089.89	3,796,900.00
CONS GRAPHICS INC COM CUSIP: 209341106	2,740.00	195,608.43	131,026.80
CONSECO INC COM NEW STK CUSIP: 208464883	23,900.00	481,180.98	300,184.00
COSTCO WHOLESALE CORP NEW COM CUSIP: 22160K105	7,000.00	416,411.70	488,320.00
COVIDIEN LTD COM STK CUSIP: G2552X108	63,650.00	2,414,148.81	2,819,058.50
CROCS INC COM CUSIP: 227046109	14,250.00	237,841.69	524,542.50
CROWN HLDGS INC COM CUSIP: 228368106	5,000.00	93,607.85	128,250.00
CUMMINS INC CUSIP: 231021106	4,675.00	613,603.72	595,454.75
CVS CAREMARK CORP COM STK CUSIP: 126650100	11,100.00	436,314.96	441,225.00
DEALERTRACK HLDGS INC COM STK CUSIP: 242309102	10,005.00	291,440.14	334,867.35
DEERE & CO COM CUSIP: 244199105	39,850.00	2,716,623.55	3,710,832.00
DELL INC COM STK CUSIP: 24702R101	5,800.00	168,115.32	142,158.00
DEVON ENERGY CORP NEW COM CUSIP: 25179M103	13,050.00	1,129,031.54	1,160,275.50
DISCOVER FINL SVCS COM STK CUSIP: 254709108	6,000.00	112,235.40	90,480.00

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

DISNEY WALT CO COM CUSIP: 254687106	30,800.00	851,853.82	994,224.00
DOMTAR CORP COM CUSIP: 257559104	45,500.00	351,659.95	349,895.00
DOW CHEMICAL CO COM CUSIP: 260543103	95,500.00	3,358,180.94	3,764,610.00
DU PONT E I DE NEMOURS & CO COM STK CUSIP: 263534109	9,300.00	464,739.98	410,037.00
EASTMAN CHEM CO COM CUSIP: 277432100	1,800.00	116,253.49	109,962.00
EATON CORP COM CUSIP: 278058102	3,700.00	244,664.35	358,715.00
EBAY INC COM CUSIP: 278642103	60,300.00	1,894,579.00	2,001,357.00
ELECTR ARTS COM CUSIP: 285512109	11,400.00	568,070.03	665,874.00
ELECTR DATA SYS CORP NEW COM CUSIP: 285661104	193,900.00	4,308,280.95	4,019,547.00
ELI LILLY & CO COM CUSIP: 532457108	24,400.00	1,392,779.67	1,302,716.00
EMC CORP COM CUSIP: 268648102	101,275.00	2,156,612.19	1,876,625.75
EMERSON ELECTRIC CO COM CUSIP: 291011104	19,100.00	915,798.06	1,082,206.00
EMULEX CORP COM NEW CUSIP: 292475209	15,170.00	300,125.93	247,574.40
ENTERGY CORP NEW COM CUSIP: 29364G103	10,400.00	965,791.30	1,243,008.00
EOG RESOURCES INC COM CUSIP: 26875P101	26,100.00	2,184,050.62	2,329,425.00
EXELON CORP COM CUSIP: 30161N101	16,200.00	981,252.69	1,322,568.00
EXXON MOBIL CORP COM CUSIP: 30231G102	30,900.00	1,527,948.14	2,895,021.00
F P L GROUP INC COM CUSIP: 302571104	5,500.00	233,563.13	372,790.00
FAMILY DLR STORES INC COM CUSIP: 307000109	7,500.00	237,420.60	144,225.00
FED HOME LN MTG CORP COM STK CUSIP: 313400301	47,200.00	2,472,670.50	1,608,104.00

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

FEDEX CORP COM CUSIP: 31428X106	41,600.00	2,899,072.38	3,709,472.00
FIDELITY NATIONAL FINANCIAL INC CL A CUSIP: 31620R105	4,800.00	121,126.56	70,128.00
FIRST CASH FINANCIAL SERVICES INC CUSIP: 31942D107	12,595.00	297,500.61	184,894.60
FIRST MERCURY FINL CORP COM CUSIP: 320841109	12,765.00	219,064.25	311,466.00
FLUOR CORP NEW COM CUSIP: 343412102	23,750.00	2,855,835.02	3,460,850.00
FNMA COM STK CUSIP: 313586109	10,000.00	569,134.32	399,800.00
FORMFACTOR INC COM STK CUSIP: 346375108	7,872.00	310,972.92	260,563.20
FRKLN RES INC COM CUSIP: 354613101	27,250.00	2,572,501.51	3,118,217.50
GANNETT INC COM CUSIP: 364730101	7,900.00	342,541.97	308,100.00
GAP INC COM CUSIP: 364760108	117,500.00	1,936,318.84	2,500,400.00
GEN MILLS INC COM CUSIP: 370334104	5,000.00	244,199.00	285,000.00
GENENTECH INC COM STK CUSIP: 368710406	35,975.00	2,280,680.43	2,412,843.25
GENERAL DYNAMICS CORP COM CUSIP: 369550108	15,350.00	1,227,095.60	1,365,996.50
GENERAL ELECTRIC CO CUSIP: 369604103	140,300.00	4,728,630.69	5,200,921.00
GENERAL MOTORS CORP COMMON STOCK CUSIP: 370442105	11,300.00	364,207.49	281,257.00
GENOPTIX INC COM CUSIP: 37243V100	5,060.00	89,712.17	155,342.00
GENUINE PARTS CO COM CUSIP: 372460105	24,300.00	772,781.28	1,125,090.00
GENWORTH FINL INC COM CL A CUSIP: 37247D106	76,300.00	2,197,196.72	1,941,835.00
GEO GROUP INC COM STK CUSIP: 36159R103	12,346.00	339,177.75	345,688.00
GFI GROUP INC COM STK CUSIP: 361652209	4,448.00	153,657.02	425,762.56

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

GILEAD SCI INC COM CUSIP: 375558103	134,075.00	3,474,493.84	6,168,790.75
GOLDMAN SACHS GROUP INC COM CUSIP: 38141G104	11,955.00	1,787,524.65	2,570,922.75
GOOGLE INC CL A CL A CUSIP: 38259P508	17,400.00	6,311,898.10	12,031,752.00
GULFMARK OFFSHORE INC COM CUSIP: 402629109	6,548.00	330,411.81	306,380.92
HANSEN NAT CORP COM CUSIP: 411310105	7,720.00	248,706.64	341,918.80
HARTFORD FINL SVCS GROUP INC COM CUSIP: 416515104	6,500.00	536,725.33	566,735.00
HEALTHEXTRAS INC COM STK CUSIP: 422211102	5,035.00	100,609.69	131,312.80
HEICO CORP NEW CL A CL A CUSIP: 422806208	8,810.00	222,019.42	375,306.00
HEWLETT PACKARD CO COM CUSIP: 428236103	312,500.00	9,610,911.44	15,775,000.00
HLTH MGMT ASSOC INC NEW CL A COM CUSIP: 421933102	41,900.00	871,245.42	250,562.00
HMS HLDGS CORP COM CUSIP: 40425J101	11,415.00	318,028.28	379,092.15
HOLOGIC INC COM CUSIP: 436440101	26,620.00	1,713,498.21	1,827,196.80
HOME DEPOT INC COM CUSIP: 437076102	136,762.00	4,593,831.22	3,684,368.28
HONEYWELL INTL INC COM STK CUSIP: 438516106	53,650.00	2,966,831.43	3,303,230.50
HORSEHEAD HLDG CORP COM STK CUSIP: 440694305	13,610.00	299,832.05	230,961.70
HUMANA INC COM CUSIP: 444859102	13,275.00	953,004.73	999,740.25
ICONIX BRAND GROUP INC COM CUSIP: 451055107	15,371.00	243,883.64	302,193.86
IDEARC INC COM STK CUSIP: 451663108	19,900.00	592,227.15	349,444.00
ILLUMINA INC COM CUSIP: 452327109	4,860.00	108,253.82	288,003.60
IMMUCOR INC COM STK CUSIP: 452526106	13,039.00	276,624.86	443,195.61

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

INGERSOLL-RAND CO CL A COM STK CUSIP: G4776G101	5,600.00	260,578.29	260,232.00
INTEGRA LIFESCIENCES HLDG CORP COM DESP CUSIP: 457985208	4,910.00	191,610.16	205,876.30
INTEL CORP COM CUSIP: 458140100	40,200.00	1,020,914.19	1,071,732.00
INTERCONTINENTALEXCHANGE INC COM CUSIP: 45865V100	5,525.00	837,733.89	1,063,562.50
INTERNAP DELAWARE INC COM PAR $.001 COM STK CUSIP: 45885A300	21,525.00	320,836.33	179,303.25
INTERNATIONAL BUSINESS MACHS CORP COM COM CUSIP: 459200101	3,900.00	316,797.00	421,590.00
INTERPUBLIC GROUP COMPANIES INC COM CUSIP: 460690100	158,600.00	1,612,850.96	1,286,246.00
INTL GAME TECH COM CUSIP: 459902102	9,800.00	441,279.97	430,514.00
INVENTIV HEALTH INC COM STK CUSIP: 46122E105	9,785.00	257,325.38	302,943.60
INVERNESS MED INNOVATIONS INC COM CUSIP: 46126P106	8,365.00	362,057.92	469,945.70
I2 TECHNOLOGIES INC COM NEW CUSIP: 465754208	15,110.00	260,807.89	190,386.00
JOHNSON & JOHNSON COM CUSIP: 478160104	24,800.00	1,533,407.23	1,654,160.00
JONES APPAREL GROUP INC COM CUSIP: 480074103	10,500.00	260,364.77	167,895.00
JPMORGAN CHASE & CO COM CUSIP: 46625H100	50,300.00	1,853,293.63	2,195,595.00
JUNIPER NETWORKS INC COM CUSIP: 48203R104	14,200.00	331,740.67	471,440.00
KB HOME COM CUSIP: 48666K109	4,400.00	202,544.32	95,040.00
KELLOGG CO COM CUSIP: 487836108	2,400.00	105,408.24	125,832.00
KENDLE INTL INC COM CUSIP: 48880L107	5,332.00	252,413.74	260,841.44
KENEXA CORP COM CUSIP: 488879107	11,840.00	341,370.12	229,932.80
KEYCORP NEW COM CUSIP: 493267108	9,900.00	335,970.44	232,155.00

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

KOHLS CORP COM CUSIP: 500255104	27,100.00	1,774,085.64	1,241,180.00
KRAFT FOODS INC CL A CL A CUSIP: 50075N104	2,900.00	76,918.51	94,627.00
KROGER CO COM CUSIP: 501044101	12,000.00	218,835.60	320,520.00
LAS VEGAS SANDS CORP COM STK CUSIP: 517834107	5,100.00	643,738.99	525,555.00
LAZARD LTD COM CLASS ‘A’ USD0.01 CUSIP: G54050102	14,500.00	663,925.12	589,860.00
LEGG MASON INC COM CUSIP: 524901105	10,700.00	922,114.17	782,705.00
LEHMAN BROS HLDGS INC COM CUSIP: 524908100	11,800.00	746,725.48	772,192.00
LENNAR CORP CL A CUSIP: 526057104	22,100.00	982,709.73	395,369.00
LIBERTY GLOBAL INC COM SER A CUSIP: 530555101	3,200.00	120,486.61	125,408.00
LIBERTY GLOBAL INC COM SER C COM SER C CUSIP: 530555309	5,200.00	184,508.76	190,268.00
LIBERTY MEDIA CORP NEW CAP COM SER A CUSIP: 53071M302	7,195.00	477,126.99	838,145.55
LIBERTY MEDIA CORP NEW INTERACTIVE COM SER A CUSIP: 53071M104	48,875.00	893,469.97	932,535.00
LIFE TIME FITNESS INC COM CUSIP: 53217R207	7,593.00	258,636.21	377,220.24
LIFECELL CORP CUSIP: 531927101	6,200.00	252,712.40	267,282.00
LIVE NATION INC COM CUSIP: 538034109	12,903.00	191,816.84	187,351.56
LKQ CORP COM LKQ CORP CUSIP: 501889208	15,990.00	174,689.11	336,109.80
LOCKHEED MARTIN CORP COM CUSIP: 539830109	800.00	54,496.00	84,208.00
LOEWS CORP COM CUSIP: 540424108	23,900.00	365,019.52	1,203,126.00
LONGS DRUG STORES CORP COM CUSIP: 543162101	7,545.00	394,021.61	354,615.00
LTD BRANDS CUSIP: 532716107	18,500.00	398,678.53	350,205.00

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

LUBRIZOL CORP COM CUSIP: 549271104	3,400.00	153,678.98	184,144.00
LUMINEX CORP DEL COM CUSIP: 55027E102	16,908.00	276,703.56	274,585.92
MACYS INC COM STK CUSIP: 55616P104	50,402.00	1,258,294.45	1,303,899.74
MAGMA DESIGN AUTOMATION INC COM CUSIP: 559181102	19,480.00	277,259.85	237,850.80
MARATHON OIL CORP COM CUSIP: 565849106	19,600.00	964,052.70	1,192,856.00
MARRIOTT INTL INC NEW COM STK CL A CUSIP: 571903202	20,300.00	714,059.99	693,854.00
MASCO CORP COM CUSIP: 574599106	54,500.00	1,294,090.41	1,177,745.00
MATTEL INC COM CUSIP: 577081102	6,000.00	99,484.20	114,240.00
MBIA INC COM CUSIP: 55262C100	2,500.00	144,567.75	46,575.00
MC DONALDS CORP COM CUSIP: 580135101	51,700.00	1,244,283.08	3,045,647.00
MCDERMOTT INTL INC COM STK $1 PAR CUSIP: 580037109	10,000.00	580,397.43	590,300.00
MCKESSON CORP CUSIP: 58155Q103	4,700.00	284,136.15	307,897.00
MEASUREMENT SPECIALTIES INC COM CUSIP: 583421102	8,820.00	240,498.39	194,922.00
MEDCO HLTH SOLUTIONS INC COM CUSIP: 58405U102	20,850.00	1,632,165.64	2,114,190.00
MEN S WEARHOUSE INC COMMOM CUSIP: 587118100	5,910.00	171,308.70	159,451.80
MERCK & CO INC COM CUSIP: 589331107	58,475.00	2,667,085.17	3,397,982.25
MERRILL LYNCH & CO INC COM STK CUSIP: 590188108	12,800.00	730,775.76	687,104.00
METLIFE INC COM ISIN US59156R1086 CUSIP: 59156R108	35,100.00	1,763,410.26	2,162,862.00
MGM MIRAGE COM CUSIP: 552953101	3,550.00	336,502.73	298,271.00
MICROS SYS INC COM CUSIP: 594901100	5,570.00	261,544.32	390,791.20

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

MICROSOFT CORP COM CUSIP: 594918104	175,200.00	5,567,268.21	6,237,120.00
MOLEX INC CL A CUSIP: 608554200	26,500.00	671,758.19	696,155.00
MONOLITHIC PWR SYS INC COM CUSIP: 609839105	13,299.00	272,336.41	285,529.53
MONSANTO CO NEW COM CUSIP: 61166W101	13,508,165.00	265,665,672.96	1,508,726,948.85
MOOG INC CL A CUSIP: 615394202	7,051.00	303,401.98	323,006.31
MORGAN STANLEY COM STK USD0.01 CUSIP: 617446448	9,800.00	530,972.96	520,478.00
MOSAIC CO COM CUSIP: 61945A107	400.00	33,542.44	37,736.00
MOTOROLA INC COM CUSIP: 620076109	323,300.00	5,642,498.23	5,185,732.00
MYLAN INC CUSIP: 628530107	8,400.00	118,612.61	118,104.00
NATL CY CORP COM CUSIP: 635405103	31,600.00	831,919.60	520,136.00
NEWS CORP CL A COM CUSIP: 65248E104	278,900.00	3,857,048.70	5,714,661.00
NEXCEN BRANDS INC COM STK CUSIP: 653351106	21,055.00	220,189.55	101,906.20
NIGHTHAWK RADIOLOGY HLDGS INC COM STK CUSIP: 65411N105	9,344.00	181,154.23	196,691.20
NIKE INC CL B CL B CUSIP: 654106103	21,400.00	886,914.32	1,374,736.00
NORTHROP GRUMMAN CORP COM CUSIP: 666807102	13,700.00	875,331.07	1,077,368.00
NTELOS HLDGS CORP COM CUSIP: 67020Q107	15,322.00	323,354.41	454,910.18
NUANCE COMMUNICATIONS INC COM CUSIP: 67020Y100	19,214.00	266,807.63	358,917.52
NVIDIA CORP COM CUSIP: 67066G104	74,950.00	2,628,592.03	2,549,799.00
NYSE EURONEXT COM STK CUSIP: 629491101	20,250.00	1,418,421.10	1,777,342.50
OBAGI MED PRODS INC COM CUSIP: 67423R108	10,387.00	204,860.91	189,978.23

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

OCCIDENTAL PETE CORP COM CUSIP: 674599105	51,200.00	1,465,274.42	3,941,888.00
OLD REP INTL CORP COM CUSIP: 680223104	11,500.00	249,434.50	177,215.00
OMNICELL INC COM CUSIP: 68213N109	11,084.00	169,307.09	298,492.12
OMNITURE INC COM STK CUSIP: 68212S109	7,581.00	163,545.40	252,371.49
OPTIONSXPRESS HLDGS INC COM STK CUSIP: 684010101	11,190.00	282,965.34	378,445.80
ORACLE CORP COM CUSIP: 68389X105	51,700.00	1,077,492.52	1,167,386.00
OWENS ILL INC COM NEW CUSIP: 690768403	5,500.00	103,833.97	272,250.00
PAETEC HLDG CORP COM STK CUSIP: 695459107	33,875.00	359,603.16	330,281.25
PAREXEL INTL CORP COM CUSIP: 699462107	3,985.00	191,409.98	192,475.50
PARTNERRE HLDG LTD COM STK CUSIP: G6852T105	2,900.00	176,431.94	239,337.00
PENNEY J.C CO INC COM CUSIP: 708160106	6,300.00	513,556.67	277,137.00
PEPSICO INC COM CUSIP: 713448108	40,300.00	2,611,000.53	3,058,770.00
PERICOM SEMICONDUCTOR CORP COM CUSIP: 713831105	16,170.00	185,901.73	302,379.00
PFIZER INC COM STK $.11 1/9 PAR CUSIP: 717081103	291,700.00	7,402,646.76	6,630,341.00
PINNACLE W. CAP CORP COM CUSIP: 723484101	5,000.00	208,649.00	212,050.00
PITNEY BOWES INC COM CUSIP: 724479100	26,300.00	948,291.49	1,000,452.00
PMC SIERRA INC COM CUSIP: 69344F106	27,015.00	195,415.18	176,678.10
PROCTER & GAMBLE CO COM CUSIP: 742718109	54,050.00	3,163,551.65	3,968,351.00
PSS WORLD MED INC COM CUSIP: 69366A100	16,582.00	283,757.39	324,509.74
PSYCHIATRIC SOLUTIONS INC COM CUSIP: 74439H108	10,901.00	260,327.88	354,282.50

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

PULTE HOMES INC COM CUSIP: 745867101	59,100.00	1,760,670.69	622,914.00
QUALCOMM INC COM CUSIP: 747525103	37,750.00	1,635,863.73	1,485,462.50
R H DONNELLEY CORP COM NEW CUSIP: 74955W307	13,500.00	768,173.24	492,480.00
RAYTHEON CO WT EXP06-16-2011 CUSIP: 755111119	101.00	0.00	2,545.20
REGENERON PHARMACEUTICALS INC COM CUSIP: 75886F107	9,170.00	155,657.27	221,455.50
RIVERBED TECHNOLOGY INC COM CUSIP: 768573107	4,110.00	118,877.06	109,901.40
ROHM & HAAS CO COM CUSIP: 775371107	25,300.00	916,260.19	1,342,671.00
SAFEWAY INC COM NEW CUSIP: 786514208	22,500.00	557,076.90	769,725.00
SAKS INC COM CUSIP: 79377W108	17,900.00	370,478.28	371,604.00
SARA LEE CORP COM CUSIP: 803111103	18,200.00	303,180.84	292,292.00
SCHERING-PLOUGH CORP COM CUSIP: 806605101	50,525.00	1,192,547.15	1,345,986.00
SCHLUMBERGER LTD COM STK CUSIP: 806857108	87,725.00	6,029,674.25	8,629,508.25
SCHWAB CHARLES CORP COM NEW CUSIP: 808513105	39,700.00	561,375.15	1,014,335.00
SINCLAIR BROADCAST GROUP INC CL A CUSIP: 829226109	27,995.00	373,675.88	229,838.95
SLM CORP COM CUSIP: 78442P106	22,400.00	937,520.13	451,136.00
SMITH & WESSON HLDG CORP COM CUSIP: 831756101	15,767.00	299,842.73	96,178.70
SMURFIT-STONE CONTAINER CORP COM CUSIP: 832727101	9,300.00	125,279.37	98,208.00
SOLERA HLDGS INC COM CUSIP: 83421A104	16,649.00	353,996.67	412,562.22
SOLUTIA INC COM STK CUSIP: 834376105	325,624.00	6,335,121.60	71,637.28
SONOCO PROD CO COM CUSIP: 835495102	5,000.00	164,090.00	163,400.00

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

SOUTHWESTN ENERGY DE COM CUSIP: 845467109	2,400.00	118,818.41	133,728.00
SPECTRA ENERGY CORP COM STK CUSIP: 847560109	19,800.00	325,892.80	511,236.00
SPIRIT AEROSYSTEMS HLDGS INC CL A CUSIP: 848574109	41,400.00	1,261,047.48	1,428,300.00
SPRINT NEXTEL CORP CUSIP: 852061100	238,300.00	4,399,862.64	3,128,879.00
SPX CORP COM CUSIP: 784635104	3,300.00	158,526.39	339,405.00
ST JOE CO COM CUSIP: 790148100	15,500.00	915,097.73	550,405.00
ST JUDE MED INC COM CUSIP: 790849103	30,375.00	1,275,291.04	1,234,440.00
STANLEY INC COM CUSIP: 854532108	14,022.00	224,299.91	448,984.44
STARWOOD HOTELS & RESORTS WORLDWIDE INC COM STK CUSIP: 85590A401	15,700.00	879,487.69	691,271.00
STIFEL FINL CORP COM CUSIP: 860630102	6,021.00	286,800.40	316,523.97
SUN HEALTHCARE GROUP INC COM NEW COM NEW CUSIP: 866933401	23,079.00	277,845.36	396,266.43
SUN MICROSYSTEMS INC COM NEW STK CUSIP: 866810203	23,800.00	367,026.18	431,494.00
SUNOCO INC COM CUSIP: 86764P109	5,400.00	359,568.18	391,176.00
SUNPOWER CORP COM CL A CUSIP: 867652109	3,400.00	420,796.68	443,326.00
SUPER VALU INC COM CUSIP: 868536103	7,600.00	286,291.72	285,152.00
SUPERIOR ENERGY SVCS INC COM CUSIP: 868157108	5,710.00	153,288.71	196,538.20
SYNAPTICS INC COM CUSIP: 87157D109	4,975.00	246,030.55	204,771.00
SYNCHRONOSS TECHNOLOGIES INC COM STK CUSIP: 87157B103	6,915.00	259,149.87	245,067.60
T-3 ENERGY SVCS INC COM CUSIP: 87306E107	6,170.00	155,402.56	290,051.70
TALEO CORP COM CL A COM CL A CUSIP: 87424N104	11,338.00	268,861.28	337,645.64

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

TARGET CORP COM CUSIP: 87612E106	17,000.00	884,634.42	850,000.00
TECH DATA CORP COM CUSIP: 878237106	2,800.00	116,254.88	105,616.00
TEREX CORP NEW COM CUSIP: 880779103	1,900.00	142,088.65	124,583.00
TEXAS INSTRS INC COM CUSIP: 882508104	33,925.00	1,136,240.91	1,133,095.00
TEXTRON INC COM CUSIP: 883203101	23,640.00	1,580,260.41	1,685,532.00
THERMO FISHER CORP CUSIP: 883556102	39,075.00	2,197,957.85	2,253,846.00
TIME WARNER INC NEW COM CUSIP: 887317105	314,900.00	5,107,781.15	5,198,999.00
TORCHMARK CORP COM CUSIP: 891027104	4,200.00	234,463.83	254,226.00
TOWER GROUP INC COM CUSIP: 891777104	10,347.00	315,131.70	345,589.80
TRANSOCEAN INC COM CUSIP: G90073100	12,325.14	1,399,134.64	1,764,343.79
TRAVELERS COS INC COM STK CUSIP: 89417E109	96,900.00	3,938,754.11	5,213,220.00
TRIUMPH GROUP INC NEW COM CUSIP: 896818101	5,210.00	393,651.49	429,043.50
TYCO ELECTRONICS L COM STK CUSIP: G9144P105	79,450.00	2,883,431.97	2,949,978.50
TYCO INTERNATIONAL LTD COM STK W/I CUSIP: G9143X208	48,550.00	1,860,316.87	1,925,007.50
TYSON FOODS INC CL A COM (DELAWARE) CUSIP: 902494103	10,200.00	181,279.56	156,366.00
ULTIMATE SOFTWARE GROUP INC COM CUSIP: 90385D107	8,860.00	203,874.26	278,824.20
UNION PAC CORP COM CUSIP: 907818108	26,500.00	1,569,615.62	3,328,930.00
UNIONBANCAL CORP DE COM STK CUSIP: 908906100	3,700.00	240,153.07	180,967.00
UNITED CMNTY BKS INC BLAIRSVILLE GA CDT-CAP STK CDT-CAP STK CUSIP: 90984P105	0.00	0.00	0.00
UNITED TECHNOLOGIES CORP COM CUSIP: 913017109	28,225.00	1,593,521.59	2,160,341.50

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

UNITEDHEALTH GROUP INC COM CUSIP: 91324P102	31,000.00	1,516,076.27	1,804,200.00
UNUM GROUP CUSIP: 91529Y106	34,200.00	684,166.10	813,618.00
URBAN OUTFITTERS INC COM CUSIP: 917047102	3,700.00	90,259.20	100,862.00
US BANCORP CUSIP: 902973304	7,900.00	234,476.74	250,746.00
V F CORP COM CUSIP: 918204108	3,400.00	274,541.50	233,444.00
VA COMM BANCORP INC COM STK CUSIP: 92778Q109	14,590.00	266,908.23	171,140.70
VARIAN SEMICONDUCTOR EQUIPTMENT ASSOCS INC COM CUSIP: 922207105	9,522.00	186,941.14	352,314.00
VERIZON COMMUNICATIONS COM CUSIP: 92343V104	24,300.00	743,701.56	1,061,667.00
VIACOM INC NEW CL B CUSIP: 92553P201	5,900.00	248,509.97	259,128.00
VIASAT INC COM CUSIP: 92552V100	8,355.00	287,272.94	287,662.65
VOCUS INC COM CUSIP: 92858J108	7,685.00	206,123.56	265,363.05
VOLCANO CORP COM STK CUSIP: 928645100	14,160.00	230,647.41	177,141.60
VOLCOM INC COM CUSIP: 92864N101	8,194.00	255,627.93	180,513.82
VULCAN MATERIALS CO COM CUSIP: 929160109	6,500.00	526,914.31	514,085.00
WACHOVIA CORP NEW COM CUSIP: 929903102	198,434.00	7,526,528.19	7,546,445.02
WAL-MART STORES INC COM CUSIP: 931142103	164,900.00	7,715,917.78	7,837,697.00
WALGREEN CO COM CUSIP: 931422109	36,200.00	1,363,144.31	1,378,496.00
WARNACO GROUP INC COM NEW CUSIP: 934390402	9,175.00	309,119.64	319,290.00
WASHINGTON MUTUAL INC CUSIP: 939322103	88,400.00	2,552,498.24	1,203,124.00
WATSON WYATT WORLDWIDE INC CL A CUSIP: 942712100	7,890.00	365,413.10	366,174.90

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Stock — Common

United States — USD

WELLPOINT INC COM CUSIP: 94973V107	79,650.00	4,784,284.01	6,987,694.50
WELLS FARGO & CO NEW COM STK CUSIP: 949746101	52,400.00	1,339,026.05	1,581,956.00
WHOLE FOODS MKT INC COM CUSIP: 966837106	11,700.00	538,036.75	477,360.00
WMS INDS INC COM STK CUSIP: 929297109	9,297.00	262,472.53	340,642.08
WRIGHT MED GROUP INC COM CUSIP: 98235T107	10,757.00	283,049.80	313,781.69
WRIGLEY WM JR CO CAP CUSIP: 982526105	28,700.00	1,700,654.36	1,680,385.00
WYETH COM CUSIP: 983024100	52,900.00	2,152,321.82	2,337,651.00
XEROX CORP COM CUSIP: 984121103	149,700.00	1,510,127.30	2,423,643.00
XL CAP LTD SHS A CUSIP: G98255105	13,800.00	941,868.87	694,278.00
XTO ENERGY INC COM CUSIP: 98385X106	26,406.25	1,358,189.48	1,356,225.00
YAHOO INC COM CUSIP: 984332106	12,300.00	347,877.21	286,098.00
YUM BRANDS INC COM CUSIP: 988498101	40,900.00	1,551,669.73	1,565,243.00
ZOLTEK COS INC COM CUSIP: 98975W104	6,392.00	255,702.18	274,025.04
ZUMIEZ INC COM CUSIP: 989817101	7,420.00	273,428.90	180,751.20
5TH 3RD BANCORP COM CUSIP: 316773100	8,000.00	300,000.00	201,040.00

Total United States — USD		653,939,804.07	1,946,421,703.47

Total Corporate Stock — Common		702,173,219.69	2,002,459,168.48

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Partnership/Joint Venture Interests

United States — USD

BLACKSTONE GROUP L P COM UNIT REPSTG LTDCOM UNIT REPSTG LTD CUSIP: 09253U108	40,000.00	1,254,925.26	885,200.00

Total United States — USD		1,254,925.26	885,200.00

Total Partnership/Joint Venture Interests		1,254,925.26	885,200.00

MONSANTO PARTICIPANT LOANS CUSIP: 999899602
Rates from 4.0% to 9.25%, maturities through December 2012	19,885,318.78	19,885,318.78	19,885,318.78

Total United States — USD		19,885,318.78	19,885,318.78

Total Participant Loans		19,885,318.78	19,885,318.78

Value of Interest in Common/Collective Trusts

United States — USD

COLTV STIF CUSIP: 195997KR1	40,107,945.22	40,107,945.22	40,107,945.22
MFB NTGI-QM COLTV DAILY RUSSELL 1000 VALUE EQTY INDEX FD-LENDING CUSIP: 658991369	34,406.07	26,489,882.24	29,345,934.88
MFB NTGI-QM COLTV DAILY RUSSELL 2000 VALUE EQTY INDEX FD-LENDING CUSIP: 658991393	50,957.19	20,266,204.48	21,552,853.08
MFB NTGI-QM COLTV DAILY TIPS FD-LENDING CUSIP: 658991666	56,683.94	8,115,539.98	8,949,770.60
MFO MELLON BNK EB DAILY LIQUIDITY INDEX FD CUSIP: 585992795	440,623.52	111,810,941.79	146,807,385.02

Total United States — USD		206,790,513.71	246,763,888.80

Total Value of Interest in Common/Collective Trusts		206,790,513.71	246,763,888.80

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Value of Interest in Registered Investment Companies

United States — USD

MFO CAPITAL GUARDIAN EMPLOYEE BENEFIT INVT TR INTL NON US EQUITY FD UNIT CL T CUSIP: 14019G732	6,587,271.10	106,205,283.20	162,112,741.77

Total United States — USD		106,205,283.20	162,112,741.77

Total Value of Interest in Registered Investment Com		106,205,283.20	162,112,741.77

Other

United States — USD

GIC AEGON GLOBAL WRAP CNTRCT CDA00004TR RATE:
5.29% (BLEND**INC CUSIP: 999500FC0	469,033,652.18	469,033,652.18	469,033,652.18
SUNSTONE HOTEL INVS INC NEW COM CUSIP: 867892101	7,015.00	199,884.94	128,304.35

Total United States — USD		469,233,537.12	469,161,956.53

Total Other		469,233,537.12	469,161,956.53

Other Liabilities

United States — USD

LIAB. RE: TERM NOTE @ 4.6% DATED 12/10/04 DUE 12/31/2012 ORIGINAL **INC	-9,524,926.61	-9,524,926.61	-9,524,926.61

Total United States — USD		-9,524,926.61	-9,524,926.61

Pending trade purchases: United States dollar	0.00	-3,487,040.12	-3,487,040.12

Total — all currencies		-3,487,040.12	-3,487,040.12

Total Other Liabilities		-13,011,966.73	-13,011,966.73

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7879
31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Payable Other

United States — USD

&&&INVESTMENT MANAGEMENT EXPENSE ACCRUAL CUSIP: 999899537	0.00	0.00	0.00
FEE FOR SECURITIES LENDING ACTIVITY FOR CUSIP: 999766066	7.00	0.00	0.00

Total United States — USD		0.00	0.00

Total Payable Other		0.00	0.00

Total		1,592,479,116.81	2,987,748,647.69

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Non-Interest Bearing Cash — USD

USD — United States dollar	-67,291.68	-67,291.68	-67,291.68

Total — all currencies		-67,291.68	-67,291.68

Total Non-Interest Bearing Cash — USD		-67,291.68	-67,291.68

Receivable Income — USD

United States — USD

INCOME FROM SECURITIES LENDING ACTIVITIES	4.00	0.00	0.00

Total United States — USD		0.00	0.00

Total Receivable Income — USD		0.00	0.00

Receivables — Other — USD

Pending trade sales: United States dollar	0.00	11,228,274.51	11,228,274.51

Total — all currencies		11,228,274.51	11,228,274.51

Total Receivables — Other — USD		11,228,274.51	11,228,274.51

Certificates of Deposit

United States — USD

BK OF NY INSTL CTF DEP PROGRAM B BK NY INC DTD 05-09-2006 CUSIP: 06420AFV3	290,000.00	287,677.10	291,669.53
SOVEREIGN BK FSB WYOMISSING PA CTF DEP DTD 01-18-2005 4 0 CUSIP: 84603MLL8	100,000.00	99,905.00	99,996.00

Total United States — USD		387,582.10	391,665.53

Total Certificates of Deposit		387,582.10	391,665.53

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

U.S. Government Securities

United States — USD

FEDERAL HOME LN MTG CORP POOL #A4-6092 5% 07-01-2035 BEO CUSIP: 3128K6XV7	542,234.87	527,408.13	529,401.80
FEDERAL HOME LN MTG CORP POOL #A4-6279 5% 07-01-2035 BEO CUSIP: 3128K66Q8	2,438,618.67	2,375,249.23	2,380,903.88
FEDERAL HOME LN MTG CORP POOL #A6-1373 5% 04-01-2036 BEO CUSIP: 3128KRQ23	582,670.50	566,647.06	569,146.72
FEDERAL HOME LN MTG CORP POOL #A6-4391 6% 08-01-2037 BEO CUSIP: 3128KU2Y2	1,091,564.63	1,094,464.10	1,107,866.06
FEDERAL HOME LN MTG CORP POOL #A6-8726 6.5% 11-01-2037 BE CUSIP: 3128L0VT6	1,494,998.99	1,528,169.29	1,536,763.28
FEDERAL HOME LN MTG CORP POOL #C0-1847 5.5% 06-01-2034 BE CUSIP: 31292JBQ2	1,988,915.60	1,924,897.39	1,987,143.48
FEDERAL HOME LN MTG CORP POOL #C0-3027 6% 09-01-2037 BEO CUSIP: 31292KLG0	402,043.46	403,048.57	408,047.58
FEDERAL HOME LN MTG CORP POOL #G0-1813 5% 04-01-2035 BEO CUSIP: 3128LXAN0	1,125,850.03	1,096,126.01	1,099,719.05
FEDERAL HOME LN MTG CORP POOL #G0-2186 5% 05-01-2036 BEO CUSIP: 3128LXNB2	927,703.37	900,597.03	905,747.41
FEDERAL HOME LN MTG CORP POOL #G0-8192 5.5% 04-01-2037 BE CUSIP: 3128MJGA2	219,014.96	217,423.67	218,562.91
FEDERAL HOME LN MTG CORP POOL #G01704 5.5% 07-01-2033 BE CUSIP: 31283H3M5	118,413.75	114,768.83	118,507.53
FEDERAL HOME LN MTG CORP POOL #G01839 5%06-01-2035 BEO CUSIP: 3128LXBG4	1,620,470.74	1,596,542.97	1,582,859.61
FEDERAL HOME LN MTG CORP POOL #G01895 5%07-01-2035 BEO CUSIP: 3128LXC81	400,901.35	396,391.23	391,596.43
FEDERAL HOME LN MTG CORP POOL #G08062 5%06-01-2035 BEO CUSIP: 3128MJB82	332,739.90	317,818.61	324,864.94
FEDERAL HOME LN MTG CORP POOL #G1-2033 4.5% 12-01-2019 BE CUSIP: 3128M1EE5	517,685.03	492,609.67	508,832.62
FEDERAL HOME LN MTG CORP POOL #G1-2034 4% 06-01-2019 BEO CUSIP: 3128M1EF2	218,496.97	203,611.86	209,764.52
FEDERAL HOME LN MTG CORP POOL #G1-2080 4.5% 10-01-2018 BE CUSIP: 3128M1FV6	579,720.63	549,466.48	570,053.21
FEDERAL HOME LN MTG CORP POOL #G1-2379 4.5% 06-01-2021 BE CUSIP: 3128M1Q85	424,097.42	410,646.06	416,758.84
FEDERAL HOME LN MTG CORP POOL #G1-2401 4.5% 01-01-2021 BE CUSIP: 3128M1RW1	2,051,109.35	1,985,716.92	2,016,035.38
FEDERAL HOME LN MTG CORP POOL #G1-2446 4.5% 09-01-2020 BE CUSIP: 3128M1TB5	1,793,806.04	1,738,896.07	1,763,131.96
FEDERAL HOME LN MTG CORP POOL #H0-9108 7.5% 10-01-2037 BE CUSIP: 3128UNDM1	279,298.12	288,549.87	290,155.28
FEDERAL HOME LN MTG CORP POOL #J0-1474 6% 03-01-2021 BEO CUSIP: 3128PCT77	1,471,949.71	1,493,511.48	1,505,807.50
FEDERAL HOME LN MTG CORP POOL #J0-3110 6% 08-01-2021 BEO CUSIP: 3128PEN38	828,256.15	839,774.10	847,307.70
FEDERAL HOME LN MTG CORP POOL #J0-3115 6% 08-01-2021 BEO CUSIP: 3128PEN87	661,222.76	670,417.88	676,432.21
FEDERAL HOME LN MTG CORP POOL #J0-3644 6% 10-01-2021 BEO CUSIP: 3128PFBM6	1,159,070.99	1,175,098.78	1,185,731.94
FEDERAL HOME LN MTG CORP POOL #J0-4201 5.5% 01-01-2022 BE CUSIP: 3128PFU29	1,606,326.64	1,609,615.46	1,625,660.39
FEDERAL HOME LN MTG CORP POOL #K3-0253 6.5% 11-01-2047 BE CUSIP: 31302PH64	199,924.46	202,970.19	202,969.31
FEDERAL HOME LN MTG CORP POOL #M9-0951 4.5% 10-01-2009 BE CUSIP: 31282VBU8	313,455.59	319,920.63	311,170.50
FEDERAL HOME LN MTG CORP POOL #M9-0977 4.5% 04-01-2010 BE CUSIP: 31282VCN3	344,477.95	346,846.26	343,005.31
FEDERAL HOME LN MTG CORP POOL #1J-0244 5.688% 01-01-2037 CUSIP: 3128LUHV1	860,558.92	867,282.05	874,098.09
FEDERAL HOME LN MTG CORP POOL #1J-1262 5.779% 01-01-2036 CUSIP: 3128NHMK6	666,481.59	671,167.78	675,008.56

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

U.S. Government Securities

United States — USD

FEDERAL HOME LN MTG CORP POOL #1J-1548 5.79% 03-01-2037 B CUSIP: 3128NHWH2	618,927.62	623,037.68	629,643.73
FEDERAL HOME LN MTG CORP POOL #84-7498 4.497% 06-01-2034 CUSIP: 3128JRKK1	420,076.82	410,493.83	418,005.42
FEDERAL HOME LN MTG CORP POOL #84-7604 4.793% 11-01-2035 CUSIP: 3128JRNV4	892,404.25	873,092.06	897,130.42
FHLMC DTD 03/12/2007 4.875 09-12-2008 CUSIP: 3128X5S33	505,000.00	504,169.78	507,053.84
FHLMC DTD 10/25/2000 6.75 03-15-2031 CUSIP: 3134A4AA2	3,000,000.00	3,448,528.40	3,759,135.00
FHLMC GOLD A6-6968 5.5 10-01-2037 CUSIP: 3128KXW56	350,000.76	350,096.46	349,278.36
FHLMC GOLD C71284 6.5 03-01-2032 CUSIP: 31287YM92	295,955.83	303,354.72	305,968.31
FHLMC GOLD G0-3512 6 10-01-2037 CUSIP: 3128M5GV6	1,442,754.33	1,451,884.26	1,464,300.42
FHLMC GOLD G1-1690 4 02-01-2020 CUSIP: 31283K2X5	843,276.01	799,794.58	809,573.64
FHLMC GOLD M80843 3.5 09-01-2010 CUSIP: 31282R5C4	84,510.36	81,222.36	82,624.00
FHLMC GOLD SINGLE FAMILY 5.5% 30 YEARS SETTLES JANUARY CUSIP: 02R052610	10,740,000.00	10,572,823.44	10,716,500.88
FHLMC GOLD SINGLE FAMILY 5% 30 YEARS SETTLES JANUARY CUSIP: 02R050614	3,000,000.00	2,945,625.00	2,926,875.00
FHLMC GROUP #G10516 6 MTG PARTN CTF DUE 05-01-2011 REG CUSIP: 31283JSD4	369.92	355.81	378.45
FHLMC MULTICLASS FEDERAL HOME LOAN MORTGAGE CO 5.5 5. CUSIP: 31397EVZ5	443,197.93	445,621.66	449,406.25
FHLMC MULTICLASS PREASSIGN 00473 6 04-15-2027 CUSIP: 31397AVS9	434,260.23	439,909.07	440,898.33
FHLMC MULTICLASS PREASSIGN 00482 6 12-15-2026 CUSIP: 31396RWB9	471,370.26	476,396.98	478,051.93
FHLMC MULTICLASS PREASSIGN 00564 6 09-15-2025 CUSIP: 31396NZM1	514,393.45	520,863.54	521,395.89
FHLMC MULTICLASS PREASSIGN 00568 04-25-2016 CUSIP: 31396UZR4	333,653.65	335,321.91	342,204.19
FHLMC MULTICLASS SER T-5 CL A6 7.12 MTG PARTN CTF DUE 06-2 CUSIP: 3133TA5D0	3,687.34	3,878.31	3,704.94
FHLMC MULTICLASS SER 2448 CL FA 01-15-2032 CUSIP: 31392MET5	360,140.03	366,498.75	365,098.08
FHLMC MULTICLASS SER 2452 CL FC 01-15-2032 CUSIP: 31392K6Y7	595,431.76	605,944.85	604,710.37
FHLMC MULTICLASS SER 2458 CL FE 01-15-2032 CUSIP: 31392MYP1	533,552.69	542,973.23	541,351.10
FHLMC MULTICLASS SER 2498 CL AF 03-15-2032 CUSIP: 31392VD66	239,311.99	245,294.77	242,235.19
FHLMC MULTICLASS SER 2532 CL PD 5.5 06-15-2026 CUSIP: 31393FP75	1,795,163.84	1,790,675.93	1,789,336.74
FHLMC MULTICLASS SER 2672 CL GE 5.5 04-15-2029 CUSIP: 31394HWL1	1,520,000.00	1,525,937.50	1,530,881.68
FHLMC MULTICLASS SER 2672 CL TE 5 03-15-2029 CUSIP: 31394HZH7	715,000.03	701,482.03	715,606.35
FHLMC MULTICLASS SER 2687 CL PD 5.5 11-15-2026 CUSIP: 31394KAC8	1,870,000.00	1,882,856.25	1,855,774.91
FHLMC MULTICLASS SER 2690 CL FJ 10-15-2033 CUSIP: 31394KBH6	736,078.21	751,834.88	762,796.38
FHLMC MULTICLASS SER 2707 CL VB 5 12-15-2022 CUSIP: 31394LUX8	500,000.00	488,593.75	499,849.00
FHLMC MULTICLASS SER 3000 CL KF 07-15-2035 CUSIP: 31395WPM3	979,600.45	974,855.51	964,981.87
FHLMC NT 5.125 10-18-2016 CUSIP: 3137EAAJ8	825,000.00	857,190.68	864,013.43

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

U.S. Government Securities

United States — USD

FHLMC NT 5.5 08-23-2017 CUSIP: 3137EAAY5	835,000.00	860,726.35	895,932.46
FHLMC POOL #G0-2719 5 02-01-2036 CUSIP: 3128M4K85	2,307,425.98	2,232,261.58	2,252,816.13
FHLMC PREASSIGN 00007 5.5 07-18-2016 CUSIP: 3137EAAG4	710,000.00	751,328.39	764,322.10
FHLMC 15 YEARS GOLD SINGLE FAMILY 5.5% 15 YEARS SETTLES J CUSIP: 02R052412	1,440,000.00	1,457,793.75	1,457,100.00
FHLMC 30 YEAR GOLD PARTICIPATION CERTIFICATE (PC) 6 CUSIP: 02R060613	2,000,000.00	2,032,239.59	2,029,376.00
FHLMC 30 YEAR GOLD PARTICIPATION CTF (PC) 6.5 30 YEARS CUSIP: 02R062619	3,000,000.00	3,082,500.00	3,083,436.00
FNMA NT 5 02-16-2012 CUSIP: 31359M5H2	955,000.00	975,009.16	995,142.47
FNMA POOL #190377 5% 11-01-2036 BEO CUSIP: 31368HM26	3,336,584.94	3,229,709.95	3,257,414.45
FNMA POOL #252439 6.5% DUE 05-01-2029 REG CUSIP: 31371HLU0	146,693.40	151,266.45	152,007.81
FNMA POOL #254261 6.5% DUE 04-01-2017 REG CUSIP: 31371KMJ7	157,260.46	161,339.40	162,680.76
FNMA POOL #254485 7% DUE 11-01-2031 REG CUSIP: 31371KUJ8	34,925.85	36,459.29	36,833.15
FNMA POOL #254753 4% 05-01-2010 BEO CUSIP: 31371K5N7	325,624.02	328,167.95	322,671.91
FNMA POOL #254836 4% 07-01-2010 BEO CUSIP: 31371LBD0	1,087,148.34	1,050,117.33	1,077,292.25
FNMA POOL #254868 5% 09-01-2033 BEO CUSIP: 31371LCD9	394,327.80	383,360.56	385,338.70
FNMA POOL #254903 5% 10-01-2033 BEO CUSIP: 31371LDG1	2,040,926.02	1,973,958.13	1,994,401.07
FNMA POOL #254918 4.5% 09-01-2033 BEO CUSIP: 31371LDX4	838,628.68	817,400.90	794,614.09
FNMA POOL #255468 5% 10-01-2011 BEO CUSIP: 31371LW54	452,892.34	461,667.11	457,620.99
FNMA POOL #255493 5.5% 11-01-2024 BEO CUSIP: 31371LXW4	644,607.56	660,420.60	648,147.74
FNMA POOL #255529 4.5% DUE 11-01-2014 REG CUSIP: 31371LY29	258,564.68	254,686.22	259,341.41
FNMA POOL #255550 5.5% 12-01-2024 BEO CUSIP: 31371LZP7	154,376.96	158,164.02	155,224.80
FNMA POOL #255575 5.5% 01-01-2025 BEO CUSIP: 31371L2G3	404,541.16	414,591.45	406,762.90
FNMA POOL #255899 5.5% 10-01-2035 BEO CUSIP: 31371MGG6	397,705.13	393,951.31	397,462.53
FNMA POOL #255900 6% 10-01-2035 BEO CUSIP: 31371MGH4	281,381.39	278,171.45	285,898.97
FNMA POOL #256926 6.5% 10-01-2037 BEO CUSIP: 31371NLF0	815,382.31	830,798.13	838,160.83
FNMA POOL #323979 6.5% DUE 04-01-2029 REG CUSIP: 31374T2L2	54,259.23	55,983.08	56,239.42
FNMA POOL #386255 3.529% 07-01-2010 BEO CUSIP: 31377TBY1	298,596.44	281,427.14	293,365.03
FNMA POOL #403646 6.5% 12-01-2027 BEO CUSIP: 31378NL30	130,030.83	133,869.86	135,012.57
FNMA POOL #407591 6.5% DUE 12-01-2027 REG CUSIP: 31378SXU6	113,857.02	117,218.52	118,219.11
FNMA POOL #461030 4.06% 06-01-2013 BEO CUSIP: 31381HEB8	225,000.00	204,020.50	219,332.03
FNMA POOL #535661 7.5% DUE 01-01-2031 REG CUSIP: 31384WB66	140,835.44	148,405.33	150,324.79
FNMA POOL #545278 7.5% DUE 11-01-2031 REG CUSIP: 31385HXF4	27,141.98	28,600.87	28,970.78

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

U.S. Government Securities

United States — USD

FNMA POOL #545759 6.5% DUE 07-01-2032 REG CUSIP: 31385JJC3	1,104,972.10	1,132,641.78	1,142,330.10
FNMA POOL #545817 6.5% 08-01-2032 BEO CUSIP: 31385JK64	324,725.00	333,046.06	335,703.63
FNMA POOL #555967 5.5% 11-01-2033 BEO CUSIP: 31385XTY3	1,221,975.31	1,234,678.33	1,222,882.02
FNMA POOL #619191 6.5% DUE 12-01-2015 REG CUSIP: 31388Y2Y7	37,226.93	39,291.85	38,580.20
FNMA POOL #644692 7% DUE 05-01-2032 REG CUSIP: 31390FF95	199,218.19	205,350.36	209,736.31
FNMA POOL #653112 6% DUE 07-01-2017 REG CUSIP: 31390QR98	217,049.18	224,739.16	222,501.67
FNMA POOL #655114 7.5% DUE 08-01-2032 REG CUSIP: 31390SYK1	8,924.50	9,434.85	9,500.07
FNMA POOL #725424 5.5% 04-01-2034 BEO CUSIP: 31402C4H2	1,039,147.46	1,034,403.95	1,039,918.51
FNMA POOL #725425 5.5% 04-01-2034 BEO CUSIP: 31402C4J8	282,709.65	273,300.69	283,059.93
FNMA POOL #725611 5.5% 06-01-2034 BEO CUSIP: 31402DDQ0	850,034.95	835,956.25	850,665.68
FNMA POOL #735224 5.5% 02-01-2035 BEO CUSIP: 31402QYV7	384,751.90	386,517.72	385,037.39
FNMA POOL #735227 5.5% 02-01-2035 BEO CUSIP: 31402QYY1	703,987.70	679,458.13	704,026.42
FNMA POOL #735871 5.5% 07-01-2035 BEO CUSIP: 31402RQY8	1,284,853.62	1,288,266.52	1,284,924.29
FNMA POOL #739423 5.5% 10-01-2033 BEO CUSIP: 31402VPG9	782,699.72	788,080.78	783,280.48
FNMA POOL #740228 5.5% 09-01-2033 BEO CUSIP: 31402WLH9	837,774.76	845,694.35	838,396.39
FNMA POOL #745044 4.5% 08-01-2035 BEO CUSIP: 31403CWD9	932,336.13	877,779.91	882,892.48
FNMA POOL #745428 5.5% 01-01-2036 BEO CUSIP: 31403DD97	4,833,012.79	4,781,398.44	4,830,064.65
FNMA POOL #745886 5.5% 04-01-2036 BEO CUSIP: 31403DUK3	855,864.71	847,786.46	855,342.63
FNMA POOL #746053 5.5% 01-01-2034 BEO CUSIP: 31403DZS1	445,636.33	452,808.27	445,966.99
FNMA POOL #758849 5.5% DUE 01-01-2034 REG CUSIP: 31403VBS7	112,070.73	113,961.89	112,153.89
FNMA POOL #763984 5.5% DUE 12-01-2033 REG CUSIP: 31404BXM9	474,811.29	472,029.20	475,163.60
FNMA POOL #766366 5.5% 02-01-2034 BEO CUSIP: 31404EMP8	113,221.72	115,999.18	113,305.73
FNMA POOL #767200 5.5% 01-01-2034 BEO CUSIP: 31404FKM4	273,658.48	279,302.69	273,861.53
FNMA POOL #815975 5.5% 03-01-2035 BEO CUSIP: 31406PQ44	4,973,638.39	4,917,661.28	4,970,604.47
FNMA POOL #829028 4.5% 07-01-2020 BEO CUSIP: 31407FA59	808,986.10	766,767.14	795,447.72
FNMA POOL #831455 6.5% 05-01-2036 BEO CUSIP: 31407HWQ5	176,518.12	180,070.63	181,468.22
FNMA POOL #835760 4.5% 09-01-2035 BEO CUSIP: 31407NQM8	333,071.71	311,848.49	315,408.25
FNMA POOL #848352 5% 11-01-2020 BEO CUSIP: 31408DQD9	1,134,492.39	1,120,665.77	1,135,605.33
FNMA POOL #852237 4.896% 12-01-2035 BEO CUSIP: 31408HZA6	592,842.94	592,969.91	598,214.10
FNMA POOL #852684 6% 03-01-2036 BEO CUSIP: 31408JJ51	491,136.44	495,119.94	499,021.64
FNMA POOL #881959 5.66% 02-01-2036 BEO CUSIP: 31409XZY8	531,510.20	534,084.70	538,380.50

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

U.S. Government Securities

United States — USD

FNMA POOL #887070 6.5% 07-01-2036 BEO CUSIP: 31410EQX9	164,700.29	168,014.96	169,318.98
FNMA POOL #888100 5.5% 09-01-2036 BEO CUSIP: 31410FUZ6	407,767.01	395,279.15	407,789.44
FNMA POOL #888211 7% DUE 08-01-2036 BEO CUSIP: 31410FYG4	566,298.19	589,127.09	597,240.16
FNMA POOL #888233 5% DUE 11-01-2035 BEO CUSIP: 31410FY66	33,258.98	31,869.63	0.00
FNMA POOL #888594 6% DUE 08-01-2022 REG CUSIP: 31410GGB3	750,000.37	767,226.94	767,985.38
FNMA POOL #894856 6% 09-01-2021 BEO CUSIP: 31410RE54	1,379,834.22	1,402,859.67	1,412,922.64
FNMA POOL #897144 6% DUE 09-01-2036 REG CUSIP: 31410TWD3	646,958.91	650,749.69	657,112.28
FNMA POOL #901506 ADJ RT DUE 11-01-2036 REG CUSIP: 31410YR30	716,531.14	723,360.59	725,740.71
FNMA POOL #905121 6% DUE 12-01-2036 REG CUSIP: 31411DSJ9	1,024,569.79	1,035,615.93	1,040,649.39
FNMA POOL #908736 6% DUE 02-01-2037 REG CUSIP: 31411HSZ4	1,145,017.67	1,152,531.84	1,162,987.58
FNMA POOL #922227 6.5% DUE 12-01-2036 REG CUSIP: 31412DSQ2	687,114.31	700,942.86	706,383.06
FNMA POOL #922228 6.5% DUE 12-01-2036 REG CUSIP: 31412DSR0	902,762.23	920,930.81	928,078.39
FNMA POOL #928304 6% DUE 05-01-2037 REG CUSIP: 31412LKR0	1,918,157.72	1,934,417.11	1,948,002.34
FNMA POOL #928583 6.5% DUE 08-01-2037 REG CUSIP: 31412LUG3	1,082,625.83	1,099,203.54	1,112,870.07
FNMA POOL #937666 6% DUE 06-01-2037 REG CUSIP: 31412XFF6	843,044.29	832,637.97	856,161.22
FNMA POOL #940728 7% DUE 10-01-2037 REG CUSIP: 31413BSR3	399,993.00	409,992.82	413,091.17
FNMA POOL #943759 6.5% DUE 08-01-2037 REG CUSIP: 31413E5U5	799,941.39	814,690.31	816,049.01
FNMA POOL #943776 6.5% DUE 11-01-2037 REG CUSIP: 31413E6M2	1,000,000.00	1,017,187.50	1,020,136.00
FNMA POOL #948539 7% DUE 10-01-2037 REG CUSIP: 31413LHQ5	594,757.40	609,998.06	614,233.33
FNMA POOL #967245 7% 12-01-2037 BEO CUSIP: 31414JBN2	1,103,392.00	1,146,665.66	1,147,799.11
FNMA PREASSIGN 00137 12-25-2031 CUSIP: 31392BFS0	585,540.74	601,094.17	586,351.71
FNMA PREASSIGN 00755 5.5 02-25-2030 CUSIP: 31395DY45	377,418.02	375,743.45	382,553.55
FNMA REMIC SER 2002-62 CL-FP FLT RT 11-25-2032 CUSIP: 31392E2E9	800,000.00	825,375.00	825,384.80
FNMA REMIC SER 2006-73 CL PJ 6 02-25-2028 CUSIP: 31396KEU2	436,839.24	438,153.17	442,864.56
FNMA REMIC 5 05-25-2035 CUSIP: 31394ENV6	475,000.00	465,648.44	473,756.93
FNMA SEMI ANNUAL 5.375 06-12-2017 CUSIP: 31398ADM1	355,000.00	366,554.39	377,107.27
FNMA SER 2001-T6 CL B 6.088 05-25-2011 CUSIP: 31359S5W6	515,000.00	606,774.61	538,494.82
FNMA SER 2002-T11 CL A 4.76878 DUE 04-25-2012 BEO CUSIP: 31392DYE6	172,150.54	171,989.17	172,858.77
FNMA SINGLE FAMILY MORTGAGE 5% 30 YEARS SETTLES JANUARY CUSIP: 01F050619	3,345,000.00	3,209,857.61	3,263,465.63
FNMA 15 YEAR PASS-THROUGHS 5.5% 15 YEARSSETTLES JANUARY CUSIP: 01F052417	8,000,000.00	8,070,781.25	8,102,496.00
FNMA 15 YR PASS-THROUGHS 6 15 YEARS SETTLES FEB CUSIP: 01F060428	2,100,000.00	2,149,875.00	2,147,250.00

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

U.S. Government Securities

United States — USD

FNMA 30 YEAR PASS-THROUGHS 6.5% 30 YEARSSETTLES JANUARY CUSIP: 01F062614	1,000,000.00	1,025,312.50	1,027,812.00
FNMA 30 YEAR PASS-THROUGHS 6% 30 YEARS SETTLES FEBRUARY CUSIP: 01F060626	1,590,000.00	1,609,875.00	1,612,856.25
FNMA 30 YEAR PASS-THROUGHS 6% 30 YEARS SETTLES JANUARY CUSIP: 01F060618	6,210,000.00	6,239,732.79	6,305,087.52
FNMA 6.625 11-15-2030 CUSIP: 31359MGK3	3,000,000.00	3,399,123.80	3,702,066.00
GNMA GNR 2006-39 A 06-16-2025 CUSIP: 38373MVU1	249,538.49	239,556.95	245,534.15
GNMA II JUMBOS 6 30 YEARS SETTLES JAN CUSIP: 21H060614	1,000,000.00	1,016,093.75	1,019,687.50
GNMA POOL #003624 5.5% 10-20-2034 BEO CUSIP: 36202EAZ2	1,932,429.31	1,854,830.20	1,936,856.51
GNMA POOL #372854 SER 2024 8% DUE 01-15-2024 REG CUSIP: 36204LE31	6,795.06	7,043.54	7,341.46
GNMA POOL #385932 8% DUE 11-15-2024 REG CUSIP: 36205BVZ2	23,432.39	24,289.14	25,316.64
GNMA POOL #592128 SER 2032 7% DUE 11-15-2032 REG CUSIP: 36201SYZ6	9,759.94	10,388.26	10,346.06
GNMA POOL #596796 SER 2032 7% DUE 12-15-2032 REG CUSIP: 36200B7H4	17,720.38	18,861.09	18,784.56
GNMA POOL #657162 SER 2037 6% DUE 07-15-2037 REG CUSIP: 36294RB73	304,970.48	303,421.80	312,272.39
GNMA POOL #671023 6% 08-15-2037 BEO CUSIP: 36295HPG9	440,911.63	440,205.48	451,468.38
GNMA POOL #781070 SER 2029 8% DUE 07-15-2029 REG CUSIP: 36225BFK9	27,437.10	28,162.91	29,675.25
GNMA REMIC SER 2004-77 CL A 3.402 03-16-2020 REG CUSIP: 38374JFB7	193,457.51	192,487.90	190,607.30
GNMA REMIC SER 2005-29 CL A 4.016 07-16-2027 CUSIP: 38373MPT1	214,562.99	210,268.08	211,890.82
GNMA REMIC SER 2005-32 CL B 4.385 08-16-2027 CUSIP: 38373MPK0	320,500.22	317,296.63	318,580.74
GNMA REMIC SER 2005-50 CL A 4.015 10-16-2026 CUSIP: 38373MQY9	352,295.07	350,525.49	348,430.04
GNMA REMIC SER 2005-90 CL A 3.75999999046 09-1 CUSIP: 38373MSB7	258,488.04	249,437.08	254,264.09
GNMA REMIC SER 2007-46 CL A 06-16-2021 CUSIP: 38373MH37	246,217.97	238,831.43	241,853.26
GNMA REMIC 2004-51 CL A 4.145 02-16-2018 CUSIP: 38373MLP3	267,954.07	267,954.07	265,470.94
GNMA REMIC 2005-76 CL A 3.963 05-16-2030 CUSIP: 38374MEE5	524,427.12	513,938.57	517,537.20
GNMA 2003-048 REMIC TR CTF CL AC 2.712 02-16-2020 CUSIP: 38373QTN1	255,174.31	253,516.53	251,745.02
GNMA 2003-088 CL AC 2.9141 06-16-2018 CUSIP: 38373MJA9	152,968.00	151,438.34	150,865.91
GNMA 2003-72 REMIC PASSTHRU CTF CL A 3.2062 04-16-2018 CUSIP: 38374BQM8	93,980.34	93,980.34	93,164.31
GNMA 2004-009 REMIC PASSTHRU CTF CL A 3.36 08-16-2022 CUSIP: 38374FGL2	288,448.43	283,603.39	283,070.60
GNMA 2004-012 REMIC PASSTHRU CTF CL A 3.11 01-16-2019 CUSIP: 38374FDQ4	289,464.10	289,464.10	283,323.99
GNMA 2004-023 REMIC PASSTHRU CTF CL B 2.946 03-16-2019 CUSIP: 38374GCB6	899,629.87	869,400.20	877,731.98
GNMA 2004-025 REMIC PASSTHRU CTF CL AC 3.328 03-16-2019 CUSIP: 38374F2Q6	285,819.93	285,819.93	280,524.83
GNMA 2004-043 REMIC PASSTHRU CTF CL A 2.822 12-16-2019 CUSIP: 38374G5F5	477,458.62	466,827.13	465,478.71
GNMA 2004-057 REMIC MTG PASSTHRU CTF CL A 3.022 01-16-2019 CUSIP: 38373MLF5	180,969.09	177,345.75	177,075.00

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

U.S. Government Securities

United States — USD

GNMA 2004-067 REMIC PASSTHRU CTF CL A 3.648 09-16-2017 CUSIP: 38374HUC2	145,630.28	145,897.64	143,956.84
GNMA 2004-097 REMIC PASSTHRU CTF CL AB 3.084 04-16-2022 CUSIP: 38374JE93	442,104.33	435,471.88	432,946.58
GNMA 2005-012 REMIC PASSTHRU CTF CL A 4.044 05-16-2021 CUSIP: 38373MNJ5	159,581.46	159,581.46	157,882.40
GNMA 2005-014 REMIC PASSTHRU CTF CL A 4.13 02-16-2027 CUSIP: 38373MNZ9	403,916.76	403,916.76	400,140.14
GNMA 2005-052 REMIC PASSTHRU CTF CL A 4.287 01-16-2030 CUSIP: 38373MQR4	193,307.18	193,307.18	191,898.16
GNMA 2005-079 CL A 3.99799990654 10-16-2033 CUSIP: 38374MAA7	123,528.18	121,273.51	122,126.26
GNMA 2005-087 REMIC PASSTHRU CTF CL A 4.449 03-16-2025 CUSIP: 38373MRU6	313,452.78	307,183.71	311,909.65
GNMA 2006-003 REMIC PASS THRU CTF CL A 4.212 01-16-2028 CUSIP: 38373MSH4	539,097.07	528,315.11	534,456.52
GNMA 2006-005 CL A 4.241 07-16-2029 CUSIP: 38373MSX9	401,325.91	393,294.98	398,034.23
GNMA 2006-006 REMIC PASSTHRU CL A 4.04500007629 10-1 CUSIP: 38373MSP6	109,659.94	107,508.92	108,541.96
GNMA 2006-055 CL A 4.24800014496 07-16-2029 CUSIP: 38374NN60	509,589.19	497,223.25	505,071.17
GNMA 2007-052 REMIC PASSTHRU CTF CL A 4.05399990082 06-1 CUSIP: 38373MJ27	346,391.76	336,360.32	342,532.61
GNMAII POOL #003151 SER 2031 7% DUE 10-20-2031 REG CUSIP: 36202DQC8	83,001.60	87,294.34	87,725.89
GNMAII POOL #003229 SER 2032 7% DUE 04-20-2032 REG CUSIP: 36202DSS1	45,243.66	47,534.13	47,819.61
GNMAII POOL #003240 SER 2032 7% DUE 05-20-2032 REG CUSIP: 36202DS51	41,749.19	43,862.74	44,126.18
GNMAII POOL #003599 SER 2034 6.5% DUE 08-20-2034 REG CUSIP: 36202D7L9	125,292.87	128,366.46	129,667.72
GNMAII POOL #003691 SER 2035 5.5% DUE 03-20-2035 REG CUSIP: 36202EC49	1,077,217.73	1,078,564.25	1,079,699.64
GNMAII POOL #003774 SER 2035 5.5% DUE 10-20-2035 REG CUSIP: 36202EFP9	642,051.37	632,520.93	643,530.66
TN VY AUTH 5.375 DUE 04-01-2056 REG CUSIP: 880591DZ2	295,000.00	285,907.19	313,816.58
U.S TREAS NTS DTD 00147 4.625 DUE 12-31-2011 REG CUSIP: 912828GC8	3,399,000.00	3,418,705.42	3,565,231.49
U.S. TREAS NTS 3.625 DUE 10-31-2009 REG CUSIP: 912828HF0	3,200,000.00	3,197,577.04	3,231,500.80
UNITED STATES TREAS BDS DTD 02/15/1995 7.625% DUE 02-15-2 CUSIP: 912810ET1	2,800,000.00	3,738,589.42	3,839,063.20
UNITED STATES TREAS BDS DTD 02/15/2000 6.25% DUE 05-15-20 CUSIP: 912810FM5	1,100,000.00	1,259,945.44	1,372,765.90
UNITED STATES TREAS BDS DTD 02/15/2001 5.375 15 FEB 2031 CUSIP: 912810FP8	3,000,000.00	3,157,758.71	3,379,923.00
UNITED STATES TREAS BDS DTD 02/15/2006 4.5% DUE 02-15-203 CUSIP: 912810FT0	2,716,000.00	2,501,435.08	2,729,791.85
UNITED STATES TREAS BDS DTD 08/15/1993 6.25% DUE 08-15-20 CUSIP: 912810EQ7	3,430,000.00	3,887,145.44	4,106,622.38
UNITED STATES TREAS BDS DTD 08/15/1996 6.75% DUE 08-15-20 CUSIP: 912810EX2	415,000.00	494,875.05	531,200.00
UNITED STATES TREAS BDS DTD 08/15/1997 6.375% DUE 08-15-2 CUSIP: 912810FA1	610,000.00	685,225.39	757,114.92
UNITED STATES TREAS BDS DTD 11/15/1996 6.5 15 NOV 2026 CUSIP: 912810EY0	600,000.00	755,257.82	750,796.80
UNITED STATES TREAS BDS 00203 5% DUE 05-15-2037 REG CUSIP: 912810PU6	2,770,000.00	2,886,585.38	3,019,083.94
UNITED STATES TREAS BDS 5.500 DUE 08-15-2028 REG CUSIP: 912810FE3	430,000.00	469,143.33	486,907.92

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

U.S. Government Securities

United States — USD

UNITED STATES TREAS BDS 7 1/4% 15/8/2022USD1000 7.25% DUE CUSIP: 912810EM6	1,280,000.00	1,617,467.97	1,662,000.64
UNITED STATES TREAS NTS DTD 00040 4.25% DUE 11-15-2013 REG CUSIP: 912828BR0	225,000.00	222,598.13	233,279.33
UNITED STATES TREAS NTS DTD 00068 3.375%DUE 09-15-2009 REG CUSIP: 912828CV0	489,000.00	490,604.53	491,559.43
UNITED STATES TREAS NTS DTD 00156 4.5% DUE 03-31-2012 REG CUSIP: 912828GM6	15,000,000.00	15,169,267.06	15,677,340.00
UNITED STATES TREAS NTS DTD 00165 4.875%DUE 06-30-2012 REG CUSIP: 912828GW4	580,000.00	594,445.38	615,162.50
UNITED STATES TREAS NTS DTD 00167 4.625%DUE 07-31-2009 BEO CUSIP: 912828GY0	50,000.00	50,119.52	51,164.05
UNITED STATES TREAS NTS DTD 00172 4% DUE09-30-2009 REG CUSIP: 912828HD5	2,320,000.00	2,328,881.62	2,356,976.16
UNITED STATES TREAS NTS DTD 00175 3.875%DUE 10-31-2012 REG CUSIP: 912828HG8	1,695,000.00	1,736,172.13	1,728,237.26
UNITED STATES TREAS NTS DTD 00176 4.25% DUE 11-15-2017 REG CUSIP: 912828HH6	2,740,000.00	2,753,549.65	2,787,736.28
UNITED STATES TREAS NTS DTD 00177 3.125%DUE 11-30-2009 REG CUSIP: 912828HJ2	4,375,000.00	4,370,214.73	4,379,786.25
UNITED STATES TREAS NTS DTD 00178 3.375%DUE 11-30-2012 REG CUSIP: 912828HK9	1,675,000.00	1,672,898.51	1,669,373.68
UNITED STATES TREAS NTS NT 4.25 DUE 08-15-2015 REG CUSIP: 912828EE6	500,000.00	514,980.47	513,203.00
UNITED STATES TREAS NTS NT 4.25% DUE 11-15-2014 REG CUSIP: 912828DC1	6,375,000.00	6,594,085.61	6,576,711.38
UNITED STATES TREAS NTS T-NT 5.125% DUE 06-30-2011 REG CUSIP: 912828FK1	3,600,000.00	3,617,684.81	3,824,719.20
UNITED STATES TREAS NTS 4.75 DUE 08-15-2017 BEO CUSIP: 912828HA1	2,275,000.00	2,328,326.57	2,402,791.30
US TREAS BDS USD1000 8.125 DUE 08-15-2019 REG CUSIP: 912810ED6	1,675,000.00	2,166,461.54	2,257,848.08
US TREAS BDS 00202 4.75 DUE 02-15-2037 REG CUSIP: 912810PT9	170,000.00	171,765.59	177,915.54
US TREAS BDS 8 1/8 15/8/2021 USD(VAR) 8.125 DUE 08-15-20 CUSIP: 912810EK0	2,150,000.00	2,839,343.75	2,961,457.30
US TREAS NTS DTD 00173 4.25 DUE 09-30-2012 REG CUSIP: 912828HE3	105,000.00	108,346.88	108,683.19
US TREAS NTS NTS 4.625 DUE 07-31-2012 REG CUSIP: 912828GZ7	5,035,000.00	5,290,016.51	5,286,750.00
US TREAS NTS 4.625 DUE 11-15-2016 REG CUSIP: 912828FY1	141,000.00	145,489.35	147,664.51
US TREAS NTS 5.75 DUE 08-15-2010 REG CUSIP: 9128276J6	3,500,000.00	3,683,750.00	3,734,608.50
US TREAS 7.875 BD 2-15-2021 REG CUSIP: 912810EH7	1,665,000.00	2,170,922.92	2,239,425.00
US TSY 4.75 15MAY14 CUSIP: 912828CJ7	1,240,000.00	1,251,820.31	1,318,565.16

Total United States — USD		261,752,013.07	266,209,422.62

Total U.S. Government Securities		261,752,013.07	266,209,422.62

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Preferred

Australia — USD

PVTPL ST GEORGE BK LTD SUB NT 144A 5.3 DUE 10-15-2015 BEO CUSIP: 789547AD8	260,000.00	259,451.40	252,262.40

Total Australia — USD		259,451.40	252,262.40

Canada — USD

BROOKFIELD ASSET MGMT INC NT DUE 5.8% 04-25-2017 CUSIP: 112585AB0	130,000.00	129,649.00	130,879.19
FINANCEMENT QUE NT 5 DUE 10-25-2012 BEO CUSIP: 317385AF9	280,000.00	271,353.60	287,814.80

Total Canada — USD		401,002.60	418,693.99

France — USD

FRANCE TELECOM SA NT STEP UP 03-01-2011 CUSIP: 35177PAK3	530,000.00	565,224.70	569,657.25
FRANCE TELECOM SA NT STEP UP 03-01-2031 02-28-2031 CUSIP: 35177PAL1	195,000.00	257,433.45	252,848.12

Total France — USD		822,658.15	822,505.37

Germany — USD

SIEMENS FINANCIERINGSMAATSCHAPPIJ N V GTD NT 144A 6.125% CUSIP: 826200AD9	175,000.00	174,639.50	173,318.78

Total Germany — USD		174,639.50	173,318.78

Luxembourg — USD

PVTPL ENEL FIN INTL S A GTD NT 144A 5.7 DUE 01-15-2013 BEO CUSIP: 29268BAA9	115,000.00	114,755.05	116,757.43

Total Luxembourg — USD		114,755.05	116,757.43

Netherlands — USD

DEUTSCHE TELEKOM INTL FIN B V GTD NT STEP UP06-15-2010 CUSIP: 25156PAB9	600,000.00	654,322.00	640,555.20
DEUTSCHE TELEKOM INTL FIN B V GTD NT 8.25% DUE 06-15-20 CUSIP: 25156PAC7	420,000.00	504,999.60	524,055.84
ING CAP FDG TR III GTD TR PFD SECS VAR RATE DUE 12-29-204 CUSIP: 44978NAA3	1,140,000.00	1,263,500.58	1,207,768.44

Total Netherlands — USD		2,422,822.18	2,372,379.48

Norway — USD

EKSPORTFINANS A S A MTN TR 00087 5.125 DUE CUSIP: 28264QDQ4	100,000.00	99,859.46	103,651.60

Total Norway — USD		99,859.46	103,651.60

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Preferred

Singapore — USD

PVTPL DBS BK LTD SINGAPORE SUB NT 144A 5.125 DUE 05-16-20 CUSIP: 233048AD9	315,000.00	313,576.20	313,594.16

Total Singapore — USD		313,576.20	313,594.16

Sweden — USD

PVTPL ATLAS COPCO AB NT 144A 5.6 DUE 05-22-2017 BEO CUSIP: 049255AG7	115,000.00	114,948.25	115,041.98

Total Sweden — USD		114,948.25	115,041.98

United Kingdom — USD

DIAGEO CAP PLC DIAGEO CAP PLC 5.2 DUE 01-30-2013 BEO CUSIP: 25243YAL3	100,000.00	100,142.00	100,456.50
HSBC CAP FDG DLR 2 L P PERP PFD SECS 144A DUE 12-29-204 CUSIP: 40429Q200	1,500,000.00	1,391,260.00	1,380,750.00
NATIONWIDE BLDG SOC MEDIUM TERM SR NTS BOOK ENTRY 144A 4. CUSIP: 63859UAU7	550,000.00	543,813.54	549,501.15
PVTPL BARCLAYS BK PLC 144A VAR RATE 8.55% DUE 09-29-20 CUSIP: 06738CAE9	1,500,000.00	1,675,305.00	1,579,942.50
PVTPL HBOS CAP FDG NO 2 L P BONDS 144A 6.071% DUE 06-30-2 CUSIP: 40411CAA0	750,000.00	758,790.00	701,768.25
VODAFONE GROUP PLC NEW GCB 02/27/07 6.150 FA37 6.15 DU CUSIP: 92857WAQ3	80,000.00	76,348.00	79,009.60

Total United Kingdom — USD		4,545,658.54	4,391,428.00

United States — USD

ABBOTT LABS NT 6.15% DUE 11-30-2037 BEO CUSIP: 002819AC4	175,000.00	174,300.00	184,654.58
ACCREDITED MTG LN TR ACCR 06-1 A1 04-25-2036 BEO CUSIP: 004375EU1	41,193.84	41,193.84	41,054.93
ACE INA HLDG INC ACE INA HOLDINGS 5.7% DUE 02-15-2017/02- CUSIP: 00440EAJ6	280,000.00	279,784.40	277,479.44
ACE SECS CORP HOME EQTY LN TR SER 2006-ASL1 CL A CUSIP: 00442AAA1	67,239.94	67,239.94	59,280.75
ADVANTA BUSINESS CARD MASTER TR 2006-A3 ASSET BKD NT CL A CUSIP: 00761HBS9	550,000.00	548,958.08	553,424.30
AMERICA WEST AIRLS INC 2001-1 PASS THRU CTF CL G 7.1% DUE CUSIP: 023650AH7	314,170.92	314,170.92	320,064.77
AMERICAN EXPRESS CR CORP MEDIUM TERM NTSBOOK ENTRY MTN VAR CUSIP: 0258M0CR8	195,000.00	194,998.05	191,704.11
AMERICAN HOME PRODS CORP NT 6.95% DUE 03-15-2011/03-14-2 CUSIP: 026609AM9	185,000.00	202,264.98	197,119.35
AMERICAN INTL GROUP INC NT 5.05% DUE 10-01-2015/08-23-2 CUSIP: 026874AX5	140,000.00	136,260.60	135,201.36
AMERICREDIT PRIME AUTOMOBILE RECEIVABLESNT CL B CUSIP: 030615AE8	215,000.00	214,958.98	216,110.05
AMERN EXPRESS CR A/C MASTER TR 2004-3 AST BKD CTF CL A 4 CUSIP: 02582JCX6	480,000.00	466,453.12	481,071.84
AMERN GEN FIN CORP MEDIUM TERM SR NTS TRANCHE # TR 00390 CUSIP: 02635PSF1	160,000.00	157,788.80	158,714.24
AMERN GEN FIN CORP MEDIUM TERM SR NTS TRANCHE # TR 00425 CUSIP: 02635PTS2	135,000.00	134,041.50	135,135.00
AMERN INTL GROUP INC MEDIUM TERM NTS TRANCHE # TR 00029 CUSIP: 02687QBE7	930,000.00	935,136.00	944,832.57
ARDEN RLTY LTD PARTNERSHIP NT 5.25% DUE 03-01-2015/03-01-2 CUSIP: 03979GAL9	100,000.00	99,692.00	100,491.40

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Preferred

United States — USD

AT&T CORP FLOATING RATE NT DUE 11-15-2011/11-14-2 CUSIP: 001957BC2	255,000.00	272,105.40	276,294.29
AT&T CORP USD SR NT VAR RATE DUE 11-15-2031/11-14-2 CUSIP: 001957BD0	60,000.00	71,840.40	73,684.38
AT&T INC NT FLTG RATE VAR RT DUE 05-15-2008 CUSIP: 00206RAA0	225,000.00	225,000.00	224,790.75
AT&T INC 6.3% DUE 01-15-2038/12-06-2007 BEO CUSIP: 00206RAG7	655,000.00	652,782.20	665,475.42
AT&T WIRELESS SVCS INC SR NT 7.875% DUE 03-01-2011/02-28-2 CUSIP: 00209AAE6	340,000.00	390,629.40	368,208.44
AT&T WIRLESS SERVICES GROUP SR NT 8.75% DUE 03-01-2031 BEO CUSIP: 00209AAF3	105,000.00	127,970.85	136,078.22
BANK AMER CORP BANK AMER 5.75% DUE 12-01-2017 BEO CUSIP: 060505DP6	650,000.00	645,771.40	651,491.10
BANK AMER CORP NT FLT RT DUE 08-02-2010 BEO CUSIP: 060505BT0	900,000.00	901,958.40	896,982.30
BANK AMER CORP 4.25% DUE 10-01-2010 BEO CUSIP: 060505BP8	2,500,000.00	2,461,375.00	2,484,220.00
BANK ONE CORP BANK ONE CORP5.25% DUE 01-30-2013 BEO CUSIP: 06423AAS2	140,000.00	138,979.40	139,588.54
BANK ONE ISSUANCE TR ABS BOIT 3.94000005722% DUE CUSIP: 06423RBR6	800,000.00	792,175.20	797,756.80
BANKAMERICA CORP 7.125 DUE 10-15-2011 REG CUSIP: 066050CM5	85,000.00	98,001.60	91,317.12
BAYVIEW COML ASSET TR 2004-1 CL A 3.495%DUE 04-25-2034 REG CUSIP: 07324SAL6	87,799.25	88,046.19	81,037.83
BEAR STEARNS COS INC BEAR STEARNS CO 5.5% DUE 08-15-201 CUSIP: 073902ML9	415,000.00	413,377.35	409,768.10
BEAR STEARNS COS INC BEAR STEARNS CO 6.410 2 17 6.4% DUE 1 CUSIP: 073902PR3	170,000.00	163,813.70	164,247.20
BEAR STEARNS COS INC NT 3.25 DUE 03-25-2009 BEO CUSIP: 073902CF3	1,175,000.00	1,125,650.00	1,137,768.95
BELLSOUTH CORP BD 4.2 DUE 09-15-2009/09-13-2 CUSIP: 079860AF9	1,000,000.00	961,960.00	994,047.00
BLACKROCK INC NT 6.25 DUE 09-15-2017 REG CUSIP: 09247XAC5	275,000.00	277,463.60	283,093.25
BMW VEH OWNER TR BMW VEHICLE OWNER TRUST4.280 4.28% DUE 01 CUSIP: 055959BK5	945,457.99	939,401.15	943,629.47
BOEING CAP CORP NT 7.375 DUE 09-27-2010/09-26-2 CUSIP: 097014AC8	385,000.00	440,368.60	413,313.67
BOTTLING GROUP LLC SR NT 4.625 DUE 11-15-2012/11-14-2 CUSIP: 10138MAB1	200,000.00	199,836.00	200,637.60
BRASCAN CORP NT 7.125 DUE 06-15-2012 BEO CUSIP: 10549PAE1	155,000.00	173,085.60	166,394.21
BRASCAN CORP NT 8.125 DUE 12-15-2008 BEO CUSIP: 10549PAC5	30,000.00	32,308.80	30,907.44
BSCMS 2007-T28 A4 214748309/11/42 CUSIP: 073945AE7	940,000.00	945,101.76	962,940.70
BSTN PPTYS LTD PARTNERSHIP NT 5 DUE 06-01-2015/05-31-2 CUSIP: 10112RAE4	20,000.00	19,369.40	18,527.72
BSTN PPTYS LTD PARTNERSHIP SR NT 6.25 DUE 01-15-2013/01- CUSIP: 10112RAB0	220,000.00	219,230.00	220,966.90
CAPITAL ONE AUTO FIN TR ABS 5.46999979019% DUE CUSIP: 14042GAC9	1,465,000.00	1,464,873.42	1,480,419.13
CAPITAL ONE AUTO FIN TR 2007-C NT CL A-3-A 5.1300001144 CUSIP: 14042HAD5	540,000.00	539,935.58	539,653.86
CARAT 2006 2 AST BKD CTF CL A-3A FLTG RATE 4.98 DUE 05-1 CUSIP: 13973AAD5	875,000.00	874,922.03	878,120.25
CARAT 2006 2 AST BKD CTF CL B FLTG RATE 5.07 DUE 2-15-11 R CUSIP: 13973AAF0	340,000.00	339,951.55	335,910.14
CAROLINA PWR & LT CO 1ST MTG BD 5.125 DUE 09-15-2013/09- CUSIP: 144141CT3	180,000.00	178,070.40	180,347.22

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Preferred

United States — USD

CATERPILLAR FINL SVCS CORP MEDIUM TERM NTRANCHE # TR 0080 CUSIP: 14912L3N9	320,000.00	319,830.40	320,552.64
CENTEX HOME EQUITY LN TR 2006-A 2006-A ASSET BKD CTF CL A CUSIP: 15231AAA4	21,310.00	21,310.00	21,229.11
CHARTER ONE BK N A NT 5.5% DUE 04-26-2011 REG CUSIP: 16132NAW6	275,000.00	274,881.75	284,425.08
CHUBB CORP SR NT 5.472% DUE 08-16-2008 REG CUSIP: 171232AK7	550,000.00	549,291.60	550,660.55
CIT GROUP INC NT 4.75% DUE 08-15-2008 BEO CUSIP: 125577AQ9	110,000.00	109,899.90	108,968.53
CITIBANK CR CARD ISSUANCE TR CCCIT 2006 A5 5.3 DUE 05-20-2 CUSIP: 17305EDH5	610,000.00	613,669.53	618,885.26
CITIBANK CR CARD ISSUANCE TR SERIES 2007-A5 CLASS-A5 5 CUSIP: 17305EDV4	640,000.00	654,500.00	657,724.16
CITIBANK CR CARD ISSUANCE TR 5.65 DUE 09-20-2019 REG CUSIP: 17305EDY8	550,000.00	546,892.50	550,550.55
CITICORP MEDIUM TERM SUB NTS- BOOK ENTRYTRANCHE # SB 00195 CUSIP: 17303MJC4	210,000.00	198,949.87	212,849.91
CITICORP RESDNTL MTG TR SER 2007-2 5.983DUE 06-25-203 CUSIP: 17312HAA7	565,451.52	565,445.87	562,736.79
CITIGROUP INC CITI GROUP SR NOTES 5.1% DUE 09-29-2011 BEO CUSIP: 172967DU2	385,000.00	383,159.70	387,143.68
CITIGROUP INC CITIGROUP INC C 5.3 10/17/12 5.3% DUE CUSIP: 172967EL1	530,000.00	529,008.90	536,895.30
CITIGROUP INC GLOBAL NT FLTG RATE DUE 05-18-2010 REG CUSIP: 172967CX7	500,000.00	501,919.00	495,217.00
CITIGROUP INC VAR DUE 05-18-2011 REG CUSIP: 172967DL2	600,000.00	600,854.40	586,117.20
CITY NATL CORP SR NT 5.125% DUE 02-15-2013 BEO CUSIP: 178566AB1	200,000.00	208,902.00	199,582.20
CMO BANC AMER COML MTG INC 2002-2 COML MTG CL A-3 5.118 0 CUSIP: 05947UHM3	500,000.00	489,414.06	505,845.00
CMO BANC AMER COML MTG INC 2005-6 COML CL A-M 5.180532% D CUSIP: 05947U4E5	560,000.00	557,821.12	544,642.56
CMO BAYVIEW COML ASSET TR 2003-2 ASSET BKD CTF CL A 144A CUSIP: 07324SAF9	84,939.82	85,417.61	83,822.18
CMO BAYVIEW COML MTG PASS-THROUGH TR 2006-SP1 CL 144A A CUSIP: 07324MAB1	51,690.10	51,690.10	48,767.54
CMO BEAR STEARNS COML MTG SECS II INC 2006 PW11 A4 5.456 CUSIP: 07387MAE9	750,000.00	753,797.25	761,178.75
CMO BEAR STEARNS COML MTG SECS TR 2006-PWR13 CL-A4 D CUSIP: 07388LAE0	2,000,000.00	2,039,843.75	2,030,520.00
CMO BEAR STEARNS COML MTG SECS TR 6-PWR12 CL A-4 5.7 CUSIP: 07387JAE6	1,500,000.00	1,548,339.84	1,549,321.50
CMO C-BASS SER 2006-CB2 TR CL AF-1 5.708DUE 12-25-2036 REG CUSIP: 12498NAA1	21,680.29	21,679.95	21,507.91
CMO CD 2005-CD1 COMMERICAL MTG TR SER 2005-C1 CL A2FX DU CUSIP: 12513EAD6	350,000.00	351,859.20	351,370.60
CMO CD 2006-CD2 CD 5.408 20160115 5.408%DUE 01-15-2046 BEO CUSIP: 12513XAB8	390,000.00	391,946.53	392,928.90
CMO CHASEFLEX TR SER 2006-2 CL A-1-A 5.59% DUE 09-25-20 CUSIP: 16165MAA6	95,191.97	95,188.17	95,564.93
CMO CITICORP RESDNTL MTG TR SER 2006-2 CL A-2 5.557 DUE 0 CUSIP: 17310EAB4	600,000.00	599,982.00	592,351.20
CMO CITIGROUP MTG LN TR 2005-WF2 MTG PASSTHRU CTF CL AF CUSIP: 17307GVG0	12,356.61	12,356.49	12,327.60
CMO CITIGROUP MTG LN TR 2005-WF2 MTG PASSTHRU CTF CL AF CUSIP: 17307GVN5	475,000.00	474,985.75	440,068.03
CMO CITIGROUP MTG LN TR 2006-WF1 CL A-2A5.729 DUE 03-25-20 CUSIP: 17307G4F2	943.68	943.68	943.68
CMO COML MTG TR 2007-GG9 MTG PASSTHRU CTF CL A-4 5.444 D CUSIP: 20173QAE1	284,999.99	273,689.06	286,682.63

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Preferred

United States — USD

CMO CR SUISSE 1ST BSTN MTG SECS CORP 2005-C5 CTF A-M 5. CUSIP: 225470AR4	530,000.00	506,916.02	510,096.38
CMO CSAB MTG BACKED TR 2006-3 MTG BKD PASSTHRU CTF CL A- CUSIP: 12628KAA0	481,713.56	481,690.97	482,770.44
CMO CSMC MTG BACKED TR 2007-1 MTG PASSTHRU CTF CL 1- CUSIP: 126378AL2	355,000.00	355,000.00	337,427.15
CMO CWMBS INC 2005-31 CHL CL 2-A-1 DUE 01-25-2036 REG CUSIP: 126694UL0	799,812.69	793,689.14	797,536.42
CMO GMAC COML MTG SEC INC SER 1998-C2 CLASS-A2 6.42 DUE CUSIP: 361849DY5	115,326.97	115,759.45	115,637.78
CMO GS MTG SECS CORP II SER 2006-GG6 CL A4 FLT RT DUE 04-1 CUSIP: 36228CWX7	580,000.00	582,841.98	588,956.36
CMO GSAMP TR 2006-S4 2006-S4 MTG PASSTHRU CTF CL A- CUSIP: 36244MAA9	86,130.45	86,130.45	69,387.64
CMO INDYMAC INDX MTG LN TR 2006-AR25 CL 4-A-2 DUE 12-31-20 CUSIP: 45661HAK3	425,277.73	425,942.22	429,960.04
CMO INDYMAC MBS INC 2006-AR9 B-1 6.0589 DUE 06-25-2036 REG CUSIP: 45661EGM0	229,472.92	226,546.23	213,721.21
CMO J P MORGAN CHASE COML MTG SECS CORP2005-LDP5 CL A-2B CUSIP: 46625YXM0	370,000.00	371,848.15	370,814.74
CMO J P MORGAN CHASE COML MTG SECS TR 2006-LDP7 CL A-SB CUSIP: 46628FAH4	220,000.00	219,783.67	227,052.10
CMO J P MORGAN CHASE COML MTG SECS TR 2006-LDP9 CL A-2 D CUSIP: 46629PAB4	570,000.00	561,294.14	558,315.00
CMO LB-UBS COML MTG TR 2001-C3 CL A-2 6.365 EXP6-15-11 CUSIP: 52108HFL3	250,000.00	258,554.69	262,811.50
CMO LB-UBS COML MTG TR 2006-C3 CL A-4 DUE 03-15-2039 REG CUSIP: 52108MFS7	450,000.00	452,221.34	460,872.90
CMO LB-UBS COML MTG TR 2006-C6 CL A4 FLTRT DUE 09-15-2039 CUSIP: 50179MAE1	800,000.00	805,093.75	802,756.00
CMO MERRILL LYNCH MTG TR SER 2005-CKI1 CL A2 5.222564% DU CUSIP: 59022HLB6	175,000.00	175,957.92	175,928.90
CMO MORGAN ST CAP I TR 2006-IQ-11 2006-IQ11 CL-A3 10 CUSIP: 617453AS4	690,000.00	695,867.98	702,207.48
CMO MORGAN STANLEY ABS CAP I INC TR 2006-HE3 2006-HE3 CUSIP: 61749HAB6	45,068.15	45,068.15	44,740.68
CMO MORGAN STANLEY CAP I TR 2006-HQ9 CL A-3 5.712 DUE 07-2 CUSIP: 61750CAD9	370,000.00	372,014.65	375,904.46
CMO MORGAN STANLEY CAP I TR 2006-TOP23 5.98299980164% DUE CUSIP: 61749MAW9	655,000.00	656,155.42	663,089.25
CMO MORGAN STANLEY CAP I 2006-TOP2 PASSTHRU A-2 0 DUE CUSIP: 617451CN7	365,000.00	367,000.20	365,059.86
CMO MORGAN STANLEY MTG LN TR 2006-15XS MTG PASS THRU CTF CUSIP: 61750YAK5	175,000.00	174,999.95	163,793.35
CMO MSDW CAP I TR SER 2001-PPM CL A2 6.4DUE 02-15-2031 BEO CUSIP: 61746WES5	88,461.64	90,220.50	91,329.57
CMO NATIONSLINK FDG CORP CML MTG PTHRU CTF 1998-2 CL A-2 CUSIP: 63859CBH5	142,499.13	142,833.11	142,578.36
CMO NEWCASTLE MTG SECS TR SER 2006-1 CL A-1 FLT RT DUE 03- CUSIP: 65106AAJ2	136,575.54	136,565.69	135,545.21
CMO NOMURA ASSET ACCEP CORP SER 2005-AP2CL A5 4.9759998321 CUSIP: 65535VLL0	275,000.00	274,989.00	262,350.83
CMO NOMURA ASSET ACCEP CORP SER 2005-WF1CL II-A-5 DUE 03-2 CUSIP: 65535VKX5	250,000.00	249,994.75	237,052.50
CMO TIAA SEASONED COML MTG TR 2007-C4 MTG PTHRU CTF CL A CUSIP: 87246AAC2	195,000.00	195,808.47	200,814.51
CMO WAMU MTG PASS-THROUGH CTFS 2004-AR7 CL A-6 DUE 07-25-2 CUSIP: 92922FTB4	625,000.00	623,315.43	617,798.13
CMO WAMU MTG PASS-THROUGH CTFS 2004-AR9 CL A-7 VAR DUE 08- CUSIP: 92922FWL8	335,000.00	330,359.98	332,088.85
CMO WAMU MTG PASS-THRU CTFS SER 2003-AR10 CL A5 4. CUSIP: 92922FDZ8	575,000.00	568,082.03	571,425.23

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Preferred

United States — USD

CMO WAMU MTG PASS-THRU CTFS 2005-AR4 CL A-4B 4.684 DUE 04- CUSIP: 92922FG69	550,000.00	548,710.94	545,776.55
COCA COLA CO 5.35 DUE 11-15-2017 BEO CUSIP: 191216AK6	140,000.00	139,791.40	143,435.88
COMPASS BK BIRMINGHAM ALA COMPASS BANK 5.5% DUE 04-01-202 CUSIP: 20449EBT2	410,000.00	401,517.10	385,752.19
CONOCOPHILLIPS CDA FDG CO I NT 5.625% DUE 10-15-2016 BEO CUSIP: 20825TAA5	600,000.00	599,952.00	618,593.40
CONS EDISON CO N Y INC BD 5.3 DUE 12-01-2016 BEO CUSIP: 209111EP4	475,000.00	473,651.00	467,239.93
CONS NAT GAS CO SR NT SER C 6.25 DUE 11-01-2011 BEO CUSIP: 209615BX0	80,000.00	82,023.46	83,156.32
CONSOLIDATED NAT GAS CO SR NT 5% DUE 12-01-2014/11-18-2 CUSIP: 209615CA9	100,000.00	92,993.20	96,131.40
COOPER U S INC SR NT 5.25% DUE 11-15-2012/04-19-2 CUSIP: 216871AB9	160,000.00	160,155.40	164,828.48
CREDIT SUISSE FIRST BOSTON USA INC NT 4.125% DUE 01-15-2 CUSIP: 22541LAQ6	1,200,000.00	1,163,736.00	1,194,272.40
CREDIT SUISSE USA INC NT 5.5% DUE 08-16-2011 BEO CUSIP: 225434CH0	645,000.00	642,555.45	662,752.98
CY NATL BK CAL 6.375 DUE 01-15-2008 REG CUSIP: 177902AB9	250,000.00	232,390.00	250,109.25
DAIMLERCHRYSLER AUTO TR 2007-A AST BKD NT CL A-4A 5.2 CUSIP: 233882AF6	425,000.00	427,058.59	430,025.20
DEERE JOHN CAP CORP MEDIUM TERM NTS BOOKTRANCHE # TR 00341 CUSIP: 24422EQE2	265,000.00	265,000.00	265,514.90
DEERE JOHN CAP CORP MEDIUM TERM NTS-BOOKENTRY MTN 4.5% DUE CUSIP: 24422EPV5	280,000.00	279,689.20	279,199.76
DET EDISON CO 6.125 DUE 10-01-2010 BEO CUSIP: 250847DS6	115,000.00	120,730.75	119,225.45
DETROIT EDISON CO DETROIT EDISON CO SRNT6.6250000 6.625% D CUSIP: 250847EB2	40,000.00	40,018.27	42,299.44
DETROIT EDISON CO 5.7% DUE 10-01-2037/09-30-2 CUSIP: 250847EA4	100,000.00	99,195.34	93,983.30
DOMINION RES INC DEL SR NT SER D 5.125% DUE 12-15-2009/12- CUSIP: 257469AH9	800,000.00	823,239.80	807,496.00
DOMINION RES INC VA NEW SR NT STEP UP05-15-2008 CUSIP: 25746UAH2	185,000.00	186,068.56	185,408.85
DU PONT E I DE NEMOURS & CO DUPONT EI NEMOUR 5% DUE 01-1 CUSIP: 263534BS7	180,000.00	179,837.60	181,135.26
DUKE ENERGY CORP1ST & REF MTG BD 3.75% DUE 03-05-2008/03- CUSIP: 264399EK8	725,000.00	718,766.50	723,014.23
EQTY RESDNTL PPTY 5.125 3 15 16 5.125 DUE 03-15-2016 BEO CUSIP: 29476LAC1	165,000.00	164,813.55	153,515.67
ERP OPER LTD PARTNERSHIP C CRP EQR 5.37508/01/16. 5.375% D CUSIP: 26884AAU7	100,000.00	99,513.00	94,321.70
ERP OPER LTD PARTNERSHIP ERP OPERATING LP4.75% DUE 06-15 CUSIP: 26884AAR4	40,000.00	39,817.20	39,464.52
ERP OPER LTD PARTNERSHIP NT 5.5 DUE 10-01-2012 REG CUSIP: 26884AAW3	205,000.00	203,921.70	203,217.94
ERP OPER LTD PARTNERSHIP7.57 NT DUE 08-15-2026/06 PUTT CUSIP: 26884AAD5	40,000.00	48,803.60	41,449.60
ESTEE LAUDER COS INC 5.55% DUE 05-15-2017 CUSIP: 29736RAB6	170,000.00	169,736.50	170,850.00
FIRST NLC TR 2005-3 MTG PASSTHRU CTF CL AV-2 12-25-2035 RE CUSIP: 32113JBR5	64,275.14	64,373.05	64,193.90
FORD CR AUTO OWNER TR SER 2005-C CL C 4.71999979019% DUE CUSIP: 34527RLK7	145,000.00	142,960.94	145,374.10
FORD CR AUTO OWNER TR 2005-B NT CL B 4.64% DUE 04-15-20 CUSIP: 34527RKY8	320,000.00	319,991.26	320,001.28
FORD CR AUTO OWNER TR 2006 C NT CL B 5.30000019073% DUE CUSIP: 34528CAG0	680,000.00	679,951.38	678,439.40

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Preferred

United States — USD

FPL GROUP CAP INC NT 5.625% DUE 09-01-2011/08-18-2 CUSIP: 302570AV8	560,000.00	559,524.00	573,425.44
GE CAP CR CARD MASTER NT TR 2006 1 ASSETBKD NT CL A 5.08% CUSIP: 36159JAR2	920,000.00	920,801.16	932,052.00
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00654 CUSIP: 36962GK78	1,075,000.00	1,046,867.25	1,071,205.25
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00710 CUSIP: 36962GS70	1,650,000.00	1,652,260.50	1,649,287.20
GENERAL ELEC CAP CORP MEDIUM TERM NTS BOOK ENTRY MTN 4.2 CUSIP: 36962GE75	80,000.00	79,597.60	79,783.92
GENERAL ELEC CO 5.25% DUE 12-06-2017 BEO CUSIP: 369604BC6	575,000.00	577,478.25	573,772.95
GENWORTH GLOBAL FDG TRS SECD MED TRM TR # TR 00013 5.2 DUE CUSIP: 37247XAN2	145,000.00	144,901.40	147,081.33
GOLDMAN SACHS GROUP INC FOR FUTURE EQTY USE 38143U NT 4.75 CUSIP: 38141GDK7	190,000.00	183,585.35	186,103.67
GOLDMAN SACHS GROUP INC FOR FUTURE EQUITGOLDMAN SACHS GP5 CUSIP: 38141GEU4	100,000.00	94,895.00	97,657.60
GOLDMAN SACHS GROUP INC GSINC 6.75 10 0137 6.75 DUE 10-0 CUSIP: 38141GFD1	495,000.00	485,006.00	484,990.11
GS MTG SECS CORP2006-7 MTG PASSTHRU CTFCL AV-1 03-25-2046 CUSIP: 362334NA8	170,744.17	170,744.17	170,455.61
GULF PWR CO SR NT SER M 5.3 DUE 12-01-2016 REG CUSIP: 402479BX6	565,000.00	564,875.70	561,646.73
HARTFORD FINL SVCS GROUP INC SR NT 5.55%DUE 08-16-2008 REG CUSIP: 416515AH7	245,000.00	245,009.68	245,565.22
HOUSEHOLD FIN CORP NT 8% DUE 07-15-2010 BEO CUSIP: 441812GM0	80,000.00	95,191.20	85,269.84
HOUSEHOLD FIN CORP SR NT DTD 02/05/1999 5.875% DUE 02-01-2 CUSIP: 441812GE8	115,000.00	123,843.85	115,971.75
HOUSEHOLD HOME EQUITY LN TR 2004-1 CL A FLTG RATE 09-20-20 CUSIP: 441917AZ4	1,778,218.30	1,780,996.76	1,733,174.25
HSBC FIN CORP HSBC FIN CORP5.5 1 19 16 5.5% DUE 01-19-201 CUSIP: 40429CFN7	285,000.00	270,285.45	278,141.48
HSBC FIN CORP MT 5.25% DUE 01-14-2011 BEO CUSIP: 40429CCX8	500,000.00	499,120.00	499,831.00
HSBC FIN CORP NT 6.75% DUE 05-15-2011 REG CUSIP: 40429CAA0	110,000.00	122,096.20	114,110.15
HSEHD FIN CORP NT 6.375 DUE 10-15-2011 BEO CUSIP: 441812JW5	185,000.00	193,943.55	190,609.94
HYUNDAI AUTO RECEIVABLES TR 2004-A NT CLB 3.46% DUE 08-15- CUSIP: 449182BD5	197,520.05	197,503.98	196,293.65
HYUNDAI AUTO RECEIVABLES TR 2006-B SER 2006-B CL-C 5. CUSIP: 44920DAF3	510,000.00	509,966.39	505,563.00
HYUNDAI AUTO RECEIVABLES TR 2007-A NT CLA-3A 5.03999996185 CUSIP: 44920NAD6	155,000.00	154,992.53	155,730.05
ICI WILMINGTON INC GTD NT 4.375% DUE 12-01-2008/11-30-2 CUSIP: 449909AK6	390,000.00	385,407.34	389,462.98
INTL LEASE FIN CORP4.75 DUE 01-13-2012 BEO CUSIP: 459745FN0	220,000.00	219,045.20	217,030.88
J P MORGAN CHASE & CO GLOBAL SR NT DTD 04/24/2003 3.625 D CUSIP: 46625HAW0	1,000,000.00	985,770.00	994,382.00
J P MORGAN CHASE & CO NT 6.75 DUE 02-01-2011 BEO CUSIP: 46625HAJ9	595,000.00	626,921.75	624,745.84
J P MORGAN MTG ACQSTN TR 2006-CW1 2006-CW1 CL A-2 07 CUSIP: 46628MAC0	49,646.85	49,646.85	49,273.41
J P MORGAN MTG ACQUISITION TR 2007-HE1 CL AF-1 FLTG RATE CUSIP: 46630KAA4	479,849.80	479,849.80	470,631.89
JPMORGAN CHASE & CO FORMERLY J P MORGAN NT DUE 09-01-2015 CUSIP: 46625HCY4	1,000,000.00	1,000,000.00	962,995.00
JPMORGAN CHASE & CO FORMERLY J P MORGAN NT 5.125 DUE 09-15 CUSIP: 46625HBV1	500,000.00	498,760.00	490,089.50

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Preferred

United States — USD

KEYSPAN CORP SR NT 4.9% DUE 05-16-2008 BEO CUSIP: 49337WAE0	370,000.00	368,368.30	369,772.45
KIMBERLY CLARK CORP NT VAR RT DUE 07-30-2010 CUSIP: 494368BA0	1,150,000.00	1,150,000.00	1,147,792.00
LANDESKREDITBANK BADEN- WURTTEMBERG FORDERBANK NOTE 4. CUSIP: 514890AG7	305,000.00	303,536.00	315,068.36
LEHMAN BROS HLDGS INC LEH 6 7/8 07/17/376.875 DUE CUSIP: 524908R44	280,000.00	264,402.10	273,751.80
LEHMAN BROS HLDGS INC MEDIUM TERM NT TRANCHE # TR 00541 CUSIP: 52517PYN5	1,200,000.00	1,167,756.00	1,179,128.40
LEHMAN BROS HLDGS INC MEDIUM TERM NT TRANCHE # TR 00636 CUSIP: 52517PH61	185,000.00	180,998.45	186,025.64
LINCOLN NATL CORP IND FLTG RT SR NT DUE 03-12-2010 BEO CUSIP: 534187AT6	265,000.00	265,000.00	260,245.11
LINCOLN NATL CORP IND LINCOLN NATL CORP IND 6.050 2 6.05% CUSIP: 534187AU3	160,000.00	157,254.40	149,369.44
LOWES COS INC 5.6 DUE 09-15-2012 BEO CUSIP: 548661CM7	65,000.00	64,890.15	66,757.34
M & I MARSHALL & ILSLEY BK MILW WI TRANCHE # TR 00028 CUSIP: 5525V0BD7	350,000.00	349,023.50	344,162.00
M & I MARSHALL & ILSLEY BK MILW WIS TRANCHE # SB 00006 CUSIP: 55259PAF3	1,005,000.00	1,005,000.00	947,794.40
M & T BK CORP BD 5.375 DUE 05-24-2012 BEO CUSIP: 55261FAA2	285,000.00	284,900.25	284,248.17
MASSMUTUAL GLOBAL FDG II MEDIUM TERM NTSTRANCHE # TR 00 CUSIP: 57629WAR1	175,000.00	174,767.25	173,781.48
MBNA CORP SR MEDIUM TERM NTS BEO TRANCHE# SR 00056 6.125 D CUSIP: 55263ECH6	480,000.00	517,348.80	500,154.72
MBNA CR CARD MASTER NT TR SER 2005-A3 CLA3 4.1% DUE 10-15- CUSIP: 55264TCZ2	710,000.00	692,693.75	708,553.73
MBNA CR CARD MASTER NT TR 2005-7 NT CL A4.3% DUE 02-15-201 CUSIP: 55264TDG3	330,000.00	329,986.64	329,583.21
MCDONALDS CORP MEDIUM TERM NTS BOOK TRANCHE # TR 00098 CUSIP: 58013MEB6	225,000.00	224,545.50	232,960.05
MELLON FINL CO SUB DEB 6.7% DUE 03-01-2008 REG CUSIP: 585510CE8	125,000.00	125,371.25	125,357.63
MERRILL LYNCH & CO INC MEDIUM TERM NTS BOOK ENTRY MTN 6.4 CUSIP: 59018YJ69	250,000.00	249,982.53	253,989.50
MERRILL LYNCH & CO INC SUB NT 5.7% DUE 05-02-2017 CUSIP: 59022CCS0	490,000.00	470,831.20	467,016.06
MERRILL LYNCH & CO INC SUB NT 6.05% DUE 05-16-2016 REG CUSIP: 5901884M7	285,000.00	282,055.95	280,032.74
METLIFE INC METLIFE INC 6.125% DUE 12-01-2011 BEO CUSIP: 59156RAC2	180,000.00	193,662.00	186,653.52
METLIFE INC NT 5% DUE 06-15-2015/06-23-2 CUSIP: 59156RAN8	545,000.00	543,523.05	527,422.12
MORGAN STANLEY DEAN WITTER CAP I TR 2001PPM COML MTG P CUSIP: 61746WET3	50,582.68	56,842.30	52,351.00
MORGAN STANLEY FOR EQTY ISSUES SEE 617 MORGAN STANLEY 5.7 CUSIP: 61746BDB9	790,000.00	768,361.90	779,545.93
MORGAN STANLEY FOR EQUITY ISSUES SEE 61747Y NT 4% DUE 0 CUSIP: 61746SBC2	940,000.00	936,700.60	924,318.92
MORGAN STANLEY GLOBAL SUB NT 4.75 DUE 04-01-2014 BEO CUSIP: 61748AAE6	425,000.00	421,298.25	398,162.95
NISSAN AUTO LEASE TR 2006-A CL A-3 5.11000013351% DUE CUSIP: 65480AAC3	845,000.00	844,947.10	848,731.52
OPTION ONE MTG ACCEP CORP2003-3 ASSET BKD CTF CL A-2 06- CUSIP: 68400XBJ8	273,326.06	273,262.00	255,196.34
OPTION ONE MTG LN TR 2003-4 ASSET BACKEDCTF CL A-2 VAR RAT CUSIP: 68389FDT8	395,814.89	396,309.28	370,838.97
ORIGEN MANUFACTURED HSG CONT TR 2005-B MTG PASSTHRU CTF C CUSIP: 68619ABP1	57,945.76	57,941.70	57,855.94

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Preferred

United States — USD

OWNIT MTG LN TR SER 2006-1 CL AF-1 12-25-2036 REG CUSIP: 69121PCG6	185,007.45	185,006.90	182,165.74
PACIFICORP PACIFICORP6.25 DUE 10-15-2037 BEO CUSIP: 695114CG1	160,000.00	159,800.00	165,230.40
PACIFICORP6.9 DUE 11-15-2011/11-14-2011BEO CUSIP: 695114BU1	790,000.00	840,741.70	850,727.30
PECO ENERGY TRANSITION TR SER 2001-A TRANSITION BD 6.52 CUSIP: 705220AM3	375,000.00	391,362.30	397,584.38
PNC FDG CORP NT 4.2% DUE 03-10-2008 REG CUSIP: 693476AU7	335,000.00	334,488.49	334,500.52
PNC FDG CORP SR NT FLT RT VAR RT DUE 06-12-2009 CUSIP: 693476BC6	1,100,000.00	1,100,000.00	1,096,092.80
POPULAR ABS INC SER 2005-5 CL AF-6 FLT RT 11-25-2035 REG CUSIP: 73316PGK0	225,000.00	224,992.35	210,078.90
PPL ELEC UTILS CORP6.45 DUE 08-15-2037 BEO CUSIP: 69351UAH6	70,000.00	69,981.10	71,281.28
PRAXAIR INC PRAXAIR INC 5.25% DUE 11-15-2014/11-13-2 CUSIP: 74005PAQ7	285,000.00	284,338.80	287,204.76
PROCTER & GAMBLE CO DEB 8% DUE 09-01-2024 BEO CUSIP: 742718BG3	225,000.00	264,407.79	285,643.80
PRUDENTIAL FDG CORP MEDIUM TERM NOTES BK\ENT 144A TRANCHE CUSIP: 74433KCR6	1,000,000.00	1,014,270.00	1,003,710.00
PRUDENTIAL FINL INC MTN BOOK TRANCHE # TR 00023 6.1 DUE 0 CUSIP: 74432QAY1	315,000.00	325,089.45	316,841.18
PUB SERVICE CORP COL 1ST COLL TR BD SER 14 4.375 10-1-08/9 CUSIP: 744448BW0	225,000.00	224,730.00	223,868.25
PUB SVC ELEC GAS CO SECD MEDIUM TERM NTSBOOK ENTRY TR#0001 CUSIP: 74456QAK2	120,000.00	120,000.00	119,299.20
PVTPL AIG SUNAMERICA GLOBAL FING VI SR NT 144A 6.3 DUE 05 CUSIP: 00138QAA5	400,000.00	399,412.00	415,542.40
PVTPL BTM CURACAO HLDGS N V MEDIUM TERM SR SUB VAR RT 4.76 CUSIP: 0557X2AA6	860,000.00	832,454.20	856,133.44
PVTPL CMO CSMS COML MTG TR 2006-HC1 144AVAR RT DUE 05-15-2 CUSIP: 22943NAA1	247,565.21	247,565.21	243,886.89
PVTPL CMO IMPAC SECD ASSETS CORP2006-1 MTG PTHRU CTF CL 2 CUSIP: 45254TTN4	151,728.90	151,728.90	143,099.93
PVTPL CMO WA MUT AST SECS CORP2003-C1 144A CL A 3.83 DUE CUSIP: 93934DAB3	591,584.18	572,935.43	583,272.42
PVTPL FMR CORP NT 144A 7.49% DUE 06-15-2019/06-14-2 CUSIP: 302508AM8	140,000.00	163,023.00	168,590.24
PVTPL HUTCHISON WHAMPOA INTL 03/13 LTD GTD NT 144A 6.5% D CUSIP: 44841RAA9	765,000.00	802,507.95	804,200.13
PVTPL MANTIS REEF LTD ABC SECS 144A 3C7 4.692 DUE 11-14-20 CUSIP: 56460EAA2	250,000.00	250,000.00	250,880.75
PVTPL MASSMUTUAL GLOBAL FDG II MEDIUM TERM NTS NT 144A 2 CUSIP: 57629WAJ9	225,000.00	224,730.00	222,380.55
PVTPL MASSMUTUAL GLOBAL FDG II MEDIUM TERM NTS 144A 5.25 CUSIP: 57629WAK6	600,000.00	585,618.00	598,329.60
PVTPL RABOBANK CAP FDG TR II BD 144A 5.26% DUE 12-29-20 CUSIP: 749768AA5	1,350,000.00	1,297,880.90	1,257,768.00
PVTPL SYSTEMS 2001 A T LLC SERIES-2001 CLASS-G 144A 6.664 CUSIP: 87203RAA0	222,516.68	225,501.20	229,192.18
PVTPL UNITEDHEALTH GROUP INC NT 144A 6.625% DUE 11-15-2 CUSIP: 91324PBD3	220,000.00	218,330.20	223,293.40
PVTPL WORLD FINL PPTYS TOWER D FIN CORP SER 1996 WFP-D PAS CUSIP: 981469AA7	313,157.80	305,679.79	327,400.22
PVTPL XLLIAC GLOBAL FDG SR SECD MEDIUM TERM NT 144A 4.8 D CUSIP: 98374PAZ9	250,000.00	249,155.00	251,492.25
RBS CAP TR I TR PFD SECS STEP UP12-29-2049 12-30-2 CUSIP: 749274AA4	1,000,000.00	971,969.34	899,794.00
REGIONS FINL CORP NEW BD 4.5% DUE 08-08-2008 BEO CUSIP: 7591EPAA8	320,000.00	319,644.80	318,756.80

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Preferred

United States — USD

RENAISSANCE HOME EQUITY LN TR 2006-2 CL AF-1 5.99900007248 CUSIP: 759676AD1	30,862.92	30,862.92	30,730.80
RESDNTL FDG MTG SECS II INC 2006-HI1 CL M-4 6.26 DUE 02-25 CUSIP: 76110VUA4	250,000.00	249,993.00	72,229.00
RESDNTL FDG MTG SECS II INC 2006-HSA2 TERM NT VAR RT 5.4 CUSIP: 76110VTN8	100,000.00	99,991.34	92,143.50
RESIDENTIAL ASSET SEC CORP MTG PASS THRUCTF SER 2003-KS6 C CUSIP: 76110WSP2	100,313.41	99,770.04	97,366.60
RESIDENTIAL AST MTG PRODS INC 2003-RS9CLM-I-1 5.8000001907 CUSIP: 760985A84	134,998.28	138,331.05	126,449.38
RESIDENTIAL FDG MTG SECS II INC 2005-HI3MTG PASSTHRU CTF C CUSIP: 76110VSB5	141,323.50	141,316.59	133,883.81
SBC COMMUNICATIONS INC FLTG RT DUE 11-14-2008 BEO CUSIP: 78387GAR4	500,000.00	501,215.00	499,313.50
SBC COMMUNICATIONS INC NT 4.125% DUE 09-15-2009/11-03-2 CUSIP: 78387GAN3	1,090,000.00	1,044,672.70	1,083,068.69
SBC COMMUNICATIONS INC NT 6.15% DUE 09-15-2034/09-14-2 CUSIP: 78387GAQ6	135,000.00	131,717.05	134,774.01
SCHERING PLOUGH CORP SCHERING PLOUGH 6 DUE 09-15-2017 BEO CUSIP: 806605AJ0	200,000.00	199,022.00	207,206.20
SCHERING PLOUGH CORP SR NT STEP UP12-01-2013 11-26-2 CUSIP: 806605AE1	115,000.00	115,225.40	116,354.59
SIMON PPTY GROUP INC NEW NT 3.75 DUE 01-30-2009/06-02-2 CUSIP: 828806AC3	125,000.00	120,287.50	123,351.00
SIMON PPTY GROUP L P NT 5.75 DUE 05-01-2012/05-15-2 CUSIP: 828807BS5	200,000.00	199,518.00	201,196.40
SOUNDVIEW HOME LN TR 2005-B ASSET BKD CTF CL M-3 05-25-2 CUSIP: 83611MHN1	281,705.86	281,705.86	164,675.95
SOUTHERN CO CORPNOTE 5.3% DUE 01-15-2012/01-18-2 CUSIP: 842587AB3	125,000.00	124,860.00	127,268.13
SOUTHN CAL EDISON CO 1ST & REF MTG BD SER 2004-F 4.65 DU CUSIP: 842400EU3	130,000.00	129,555.40	124,932.60
SPECIALTY UNDERWRITING & RESDNTL FIN 2006-BC2 CTF CL A- CUSIP: 84751PLL1	230,274.17	230,259.01	228,798.57
SUNTRUST BKS INC SUNTRUST BANKS INC 5.25% DUE 11-05-20 CUSIP: 867914BB8	510,000.00	508,291.50	513,878.55
SUPERIOR WHSL INVENTORY FING TR XII 2005-A CL A FLTG 0 CUSIP: 86837YAA1	500,000.00	500,000.00	497,864.00
TEXTRON FINL CORP MEDIUM TERM NTS BOOK ENTRY MTN 5.125% D CUSIP: 88319QJ20	180,000.00	179,722.35	184,859.28
TEXTRON FINL CORP MEDIUM TERM NTS BOOK ETRANCHE # TR 0066 CUSIP: 88319QL84	145,000.00	144,856.45	147,872.89
TS/SPGSIMON PPTY GROUPCALLABLE 12/02/11 100 5 DUE 03-01-12 CUSIP: 828807BX4	210,000.00	209,168.40	204,836.31
U S BK NATL ASSN MINNEAPOLIS MINN SUB NTACCD INVS 5.7 DUE CUSIP: 90331VBA9	250,000.00	249,737.50	253,126.50
UBS PFD FDG TR I GTD TR PFD SECS DUE 10-29-2049/10-01-2 CUSIP: 90262PAA6	1,070,000.00	1,186,576.50	1,153,005.25
UNITED TECHNOLOGIES CORP UNITED TECH CORP5.375 DUE 12- CUSIP: 913017BM0	65,000.00	64,874.55	65,567.19
UNITEDHEALTH GROUP INC NT 4.125% DUE 08-15-2009/08-14-2 CUSIP: 91324PAK8	105,000.00	102,046.70	104,377.25
USAA AUTO OWNER TR SER 2005-3 05-15-2012BEO CUSIP: 903278CF4	560,000.00	557,178.13	560,427.84
USAA AUTO OWNER TR 2006-4 AST BACKED NT CL A-3 5.010000228 CUSIP: 90327LAC4	560,000.00	561,268.75	562,488.64
USAA AUTO OWNER TR 2007-1 CL A-4 5.55000019073% DUE CUSIP: 90327PAD3	420,000.00	427,054.69	428,973.72
USAA AUTO OWNER TR 2007-1 NT CL A-3 5.43% DUE 10-17-20 CUSIP: 90327PAC5	800,000.00	799,966.90	810,983.20
V F CORP NT 5.95% DUE 11-01-2017 REG CUSIP: 918204AS7	175,000.00	174,704.25	175,878.68

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Preferred

United States — USD

VERIZON COMMUNICATIONS INC FRN SR NT VARRT DUE 04-03-2009 CUSIP: 92343VAH7	905,000.00	900,183.63	896,631.47
VERIZON NEW ENGLAND INC. 6.5% DUE 09-15-2011 BEO CUSIP: 92344RAA0	125,000.00	138,413.18	131,250.63
VIRGINIA ELEC & PWR CO 5.1% DUE 11-30-2012/12-04-2 CUSIP: 927804FD1	280,000.00	279,904.80	281,203.44
VOLKSWAGEN AUTO LEASE TR 2006-A NT CL A-4 5.54% DUE 04-2 CUSIP: 92866AAD9	500,000.00	499,953.10	505,055.00
WACHOVIA BK NATL ASSN MEDIUM TERM SUB BKTRANCHE # SB 000 CUSIP: 92976GAA9	550,000.00	526,509.50	520,104.20
WACHOVIA CAP TR III FIXED-FLTG RATE NORMAL WACHOVIA 5. CUSIP: 92978AAA0	530,000.00	524,190.51	473,581.50
WACHOVIA CORP GLOBAL MEDIUM TERM SR NTS TRANCHE # SR 00027 CUSIP: 92976WBC9	1,000,000.00	1,000,000.00	991,483.00
WACHOVIA CORP4.875 DUE 02-15-2014 BEO CUSIP: 929903AE2	1,500,000.00	1,452,030.00	1,440,388.50
WELLPOINT INC WELLPOINT INC 5.875 20170615 5.875 DUE CUSIP: 94973VAM9	155,000.00	153,887.10	156,054.31
WELLS FARGO & CO NEW NT 4.625% DUE 08-09-2010 CUSIP: 949746MZ1	1,500,000.00	1,488,270.00	1,501,162.50
WELLS FARGO & CO NEW SUB GLOBAL NT 6.375% DUE 08-01-2 CUSIP: 949746CE9	235,000.00	268,966.90	245,641.04
WELLS FARGO & CO NEW WELLS FARGO CO 5.625% DUE 12-11-2 CUSIP: 949746NX5	335,000.00	333,606.40	335,204.69
WELLS FARGO BK NA SAN FRAN CAL SUB NT ACCD INVS 7.55 DUE CUSIP: 949748AE7	745,000.00	791,242.15	796,261.22
WELLS FARGO HOME EQTY AST BACKED CTF ASTBACKED CTF CL A CUSIP: 9497EUAA5	22,122.92	22,122.92	22,075.47
WESTN FINL BK IRVINE CAL SUB CAP DEB 9.625 DUE 05-15-20 CUSIP: 958202HU0	150,000.00	168,537.50	161,331.45
WFS FINL 2004-3 OWNER TR 2004-3 B 3.51% DUE 02-17-2012 BEO CUSIP: 929257AE3	51,187.18	51,181.15	50,740.93
WFS FINL 2004-4 OWNER TR CL C 3.21% DUE 05-17-2012 REG CUSIP: 92927TAF0	105,273.84	105,266.90	103,939.28
WFS FINL 2005-2 OWNER TR AUTO RECEIVABLEBKD NT C CUSIP: 92927WAE6	525,000.00	524,975.38	524,750.10
WI ELEC PWR CO NT 5.625 DUE 05-15-2033 BEO CUSIP: 976656BW7	185,000.00	184,463.50	175,726.88
WYETH WYE 5.50 02/01/2014 5.5 DUE 02-01-2014/12-16-2 CUSIP: 983024AE0	145,000.00	148,045.00	147,271.43
WYETH 4.375% DUE 03-01-2008/02-28-2008 BEO CUSIP: 983024AB6	406,000.00	401,899.40	405,715.39
1ST UN CORP6.375 DUE 01-15-2009 REG CUSIP: 337358AV7	365,000.00	370,219.50	370,872.49

Total United States — USD		116,158,983.70	115,660,863.51

Total Corporate Debt Instruments — Preferred		125,428,355.03	124,740,496.70

Corporate Debt Instruments — Other

Bermuda — USD

PVTPL CATLIN INS CO LTD PERP PFD SHS FLTG 144A 7.249 DU CUSIP: 149206AA2	215,000.00	217,877.30	196,574.72

Total Bermuda — USD		217,877.30	196,574.72

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Other

Brazil — USD

VALE OVERSEAS LTD VALE OVERSEAS 6.25PCT.11-23-17 6.25% DUE CUSIP: 91911TAG8	110,000.00	111,749.00	110,341.55

Total Brazil — USD		111,749.00	110,341.55

Canada — USD

CANADIAN NAT RES LTD NT 6.5% DUE 02-15-2037/08-17-2 CUSIP: 136385AJ0	500,000.00	494,780.00	501,126.00
CDN PAC RY CO NEW NT 5.95 DUE 05-15-2037BEO CUSIP: 13645RAF1	110,000.00	108,139.90	99,169.07
NEXEN INC NT 5.65% DUE 05-15-2017/05-05-2 CUSIP: 65334HAF9	400,000.00	391,844.00	394,715.20
POTASH CORP SASK INC PCT 20130301 4.875 DUE 03-01-2013/02- CUSIP: 73755LAC1	295,000.00	287,108.75	291,950.29

Total Canada — USD		1,281,872.65	1,286,960.56

Cayman Islands — USD

PVTPL SHINSEI FIN CAYMAN LTD PERP PFD SECS STEP-UP144A CUSIP: 82463MAA7	150,000.00	150,520.50	127,352.10

Total Cayman Islands — USD		150,520.50	127,352.10

Iceland — USD

PVTPL KAUPTHING BK HF MEDIUM TERM SUB BKB TRANCHE # 01 7.1 CUSIP: 48632HAA5	150,000.00	149,208.00	137,513.10

Total Iceland — USD		149,208.00	137,513.10

Italy — USD

TELECOM ITALIA CAP GTD SR NT 4.95% DUE 09-30-2014/09-30-2 CUSIP: 87927VAL2	155,000.00	141,409.60	149,277.71
TELECOM ITALIA CAP GTD SR NT 4% DUE 01-15-2010/07-15-2 CUSIP: 87927VAK4	175,000.00	169,638.85	171,400.95
TELECOM ITALIA CAP TELECOM ITALIA 4.875 10 01 10 4.875% DU CUSIP: 87927VAN8	480,000.00	479,510.40	477,498.72

Total Italy — USD		790,558.85	798,177.38

Japan — USD

PVTPL CHUO MITSUI TR & BKG COMPANT LTD SUB NT PERP144A 5 CUSIP: 17133PAA6	285,000.00	275,667.25	262,054.65

Total Japan — USD		275,667.25	262,054.65

Korea Republic of — USD

PVTPL LG ELECTRONICS INC NEW NT 144A 5% DUE 06-17-2010 BEO CUSIP: 50186QAA1	120,000.00	118,704.30	120,120.12

Total Korea Republic of — USD		118,704.30	120,120.12

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Other

Mexico — USD

PEMEX PROJ FDG MASTER TR GTD BD 6.625% DUE 06-15-2035 REG CUSIP: 706451BG5	45,000.00	44,116.65	47,431.53
PVTPL PEMEX PROJ FDG MASTER TR MEDIUM TERM NTS 5.75 DUE CUSIP: 70645JBD3	245,000.00	243,324.20	244,387.50
TELEFONOS DE MEXICO S A SR NT 4.75% DUE 01-27-2010/08-16-2 CUSIP: 879403AP8	620,000.00	621,419.22	618,559.74

Total Mexico — USD		908,860.07	910,378.77

Netherlands — USD

PVTPL CABOT FIN B V NT 144A 5.25 DUE 09-01-2013/08-31-2 CUSIP: 12707PAA3	285,000.00	283,355.55	292,399.74
ROYAL KPN NV FORMERLY ROYAL PTT NEDERLAND NV TO 07 CUSIP: 780641AH9	60,000.00	70,902.60	71,941.80
ROYAL KPN NV 8 DUE 10-01-2010 CUSIP: 780641AG1	70,000.00	74,551.40	75,072.62
TELEFONICA EUROPE B V U S NT 8.25 DUE 09-15-2030 BEO CUSIP: 879385AD4	200,000.00	228,095.85	246,953.00

Total Netherlands — USD		656,905.40	686,367.16

Spain — USD

TELEFONICA EMISIONES S A U SR NT 5.984% DUE 06-20-2011 REG CUSIP: 87938WAA1	220,000.00	220,000.00	226,311.36

Total Spain — USD		220,000.00	226,311.36

United Kingdom — USD

AMVESCAP PLC SR NT 5.375% DUE 12-15-2014REG CUSIP: 03235EAP5	155,000.00	152,459.55	145,289.25
BRIT SKY BROADCASTING GROUP PLC GTD NT 6.875 DUE 02-23-20 CUSIP: 111013AB4	255,000.00	279,630.45	259,955.67
PVTPL SABMILLER PLC 6.2% DUE 07-01-2011 BEO CUSIP: 78572MAC9	65,000.00	64,953.85	68,000.40

Total United Kingdom — USD		497,043.85	473,245.32

United States — USD

ALLIED CAP CORP NEW NT DTD 12/07/2006 6%DUE 04-01-2012 CUSIP: 01903QAB4	250,000.00	250,807.50	224,820.75
AMERN CAP STRATEGIES LTD SR NT 6.85 DUE 08-01-2012 REG CUSIP: 024937AA2	395,000.00	394,834.10	398,114.58
AMERN EXPRESS BK FSB MEDIUM TERM BK N 5.55 DUE 10-17-201 CUSIP: 02580ECG6	415,000.00	414,481.25	422,287.40
AOL TIME WARNER INC 6.75 DUE 04-15-2011/04-19-2 CUSIP: 00184AAB1	300,000.00	332,298.31	312,461.10
AOL TIME WARNER INC 6.875 DUE 05-01-2012BEO CUSIP: 00184AAF2	400,000.00	417,700.00	421,203.60
APPALACHIAN PWR CO BD 5.65 DUE 08-15-2012 BEO CUSIP: 037735CH8	55,000.00	54,901.00	55,889.90
APPALACHIAN PWR CO CRP AEP3.6% DUE 05-15-2008/05-14-2 CUSIP: 037735BY2	450,000.00	447,075.00	446,802.30
ASSURANT INC SR NT DTD 02/18/2004 6.75% DUE 02-15-2034 REG CUSIP: 04621XAD0	190,000.00	207,723.20	185,208.20
AVALONBAY CMNTYS INC MTN BOOTRANCHE # TR00005 6.625 9-15-2 CUSIP: 05348EAE9	150,000.00	154,515.00	156,666.60

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Other

United States — USD

AZ PUB SVC CO NT 5.8 DUE 06-30-2014/06-29-2 CUSIP: 040555CG7	185,000.00	185,535.70	184,662.56
B.STEARNS MTG SECS INC SER 1998-2 CL B 6.75 PASSTHRU CTF CUSIP: 073914C27	880.10	859.26	876.60
BA CR CARD TR 2007-1 NT CL C 06-16-2014 REG CUSIP: 05522RAU2	1,075,000.00	1,075,000.00	998,853.45
BOARDWALK PIPELINES LP BOARDWALK PIPELINES LP BONDS CUSIP: 096630AA6	120,000.00	119,788.74	122,860.68
BROADRIDGE FINL SOLUTIONS INC SR NT 6.125 DUE 06-01-20 CUSIP: 11133TAA1	220,000.00	217,671.14	217,422.04
BSTN PPTYS LTD PARTNERSHIP SR NT 5.625 DUE 04-15-2015/04- CUSIP: 10112RAF1	90,000.00	89,908.20	87,037.38
BURL NORTHN SANTA FE CORP DEB DTD 06/01/1996 7.29 DU CUSIP: 12189TAD6	100,000.00	114,730.00	111,590.10
CAP1 FINL CORP NT 5.6 VAR RT DUE 09-10-2009 CUSIP: 14040HAP0	560,000.00	560,000.00	529,295.20
CAROLINA PWR & LT CO BOOK ENTRY TRANCHE # TR 00001 MTN 6.6 CUSIP: 14414CAA2	600,000.00	606,366.00	601,780.20
CENTERPOINT ENERGY RES CORP SR NT 7.875%DUE 04-01-2013 REG CUSIP: 15189YAB2	80,000.00	86,944.80	87,838.96
CHASE AUTO OWNER TR 2006-A CL A-4 5.36% DUE 01-15-2013 BEO CUSIP: 161445AC5	430,000.00	433,090.63	435,118.72
CHEVRON PHILLIPS CHEM CO LLC /CHEVRON PHILLIPS CHEM CO L CUSIP: 166754AC5	320,000.00	357,880.55	344,089.60
CITIBANK CR CARD ISSUANCE TR 2006-C4 NT FLTG RATE 01-09-20 CUSIP: 17305EDN2	1,710,000.00	1,709,707.41	1,651,991.67
CITICORP RESIDENTIAL MTG TR SER 2007-2 CL M-8 7% DUE 06-2 CUSIP: 17312HAP4	100,000.00	95,442.00	18,549.60
CITIGROUP INC CITIGROUP INC 5.875 DUE 05-29-2037 BEO CUSIP: 172967EC1	130,000.00	117,295.15	121,324.19
CLEV ELEC ILLUM CO CLEV ELEC ILLUM CO 5.95 DUE 12-15-203 CUSIP: 186108CE4	100,000.00	99,472.00	91,506.50
CLEV ELEC ILLUM CO SR NT 5.7 DUE 04-01-2017 REG CUSIP: 186108CF1	280,000.00	279,554.80	273,418.88
CLEVELAND ELEC ILLUM CO SR NT 5.65% DUE 12-15-2013/07-30-2 CUSIP: 186108CD6	115,000.00	114,080.00	113,661.52
CLOROX CO SR NT 4.2% DUE 01-15-2010 REG CUSIP: 189054AM1	125,000.00	121,066.25	123,561.50
CMO BANC AMER COML MTG INC SER 2005-2 CLA2 DUE 07-10-2043/ CUSIP: 05947UL63	441,243.42	441,243.42	440,599.65
CMO BEAR STEARNS COML MTG SECS INC 2003-TOP12 CL A3 4 CUSIP: 07383FXM5	290,000.00	291,588.62	287,426.83
CMO BEAR STEARNS COML MTG SECS INC 2005-T20 CL A2 5.1 CUSIP: 07387BCH4	575,000.00	578,140.65	575,718.18
CMO BEAR STEARNS COML MTG SECS INC 2006-TOP22 CL A-4 CUSIP: 07387BFS7	520,000.00	519,337.73	530,752.04
CMO BEAR STEARNS COML MTG SECS INC SER 2005-T20 CL A-AB D CUSIP: 07387BCK7	980,000.00	985,379.22	980,316.54
CMO DLJ COML MTG CORP COML MTG PASSTHRU CTF 1998-CF2 B-1 V CUSIP: 23322BDC9	515,000.00	567,230.45	523,639.64
CMO DLJ COML MTG CORP SER 1999-CG3 CL A-1B 7.34% DUE 10- CUSIP: 23322BGB8	1,117,016.60	1,154,366.84	1,158,196.53
CMO GLOBAL SIGNAL TR III 2006-1 CTF 144A6.052% DUE 02-15-2 CUSIP: 37945SAF5	190,000.00	190,000.00	166,601.50
CMO GNMA 2006-066 REMIC PASSTHRU CTF CL A 4.087 DUE 11-30- CUSIP: 38373MWH9	300,283.89	291,328.15	297,005.39
CMO GNMA 2006-068 REMIC PASSTHRU CTF CL A 3.88800001144% D CUSIP: 38375JCF0	971,646.61	934,412.72	957,611.17
CMO GNMA 2006-67 REMIC PASSTHRU CTF CL A3.9470000267% DUE CUSIP: 38374N7X9	293,695.60	286,353.38	289,654.64
CMO GS MTG SECS TR 2006-GG8 SER 2006-GG8CLASS-A4 5.56 DUE CUSIP: 362332AE8	1,000,000.00	1,020,039.06	1,015,595.00

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Other

United States — USD

CMO J P MORGAN CHASE COML MTG SECS CORP SER 2005-LDP4 CL A CUSIP: 46625YTY9	250,000.00	251,243.00	248,325.75
CMO LB COML CONDUIT MTG TR 1999-C1 MTG P/T CTF CL B 6.93 CUSIP: 501773CT0	290,000.00	322,584.37	297,351.79
CMO MERRILL LYNCH MTG TR SER 2005-CIP1 CL A2 FLT RT 4.96% CUSIP: 59022HJH6	260,000.00	261,427.22	259,451.92
CMO SBA CMBS TR 2006-1 CMO 144A CL 5.314DUE 11-15-2036 CUSIP: 80585BAL4	350,000.00	349,986.32	350,115.50
COMCAST CABLE COMMUNICATIONS INC COMCASTCABLE COMM 6.75 DU CUSIP: 20029PAL3	100,000.00	108,413.65	104,548.50
COMCAST CORP NEW BD 5.85% DUE 11-15-2015/11-14-2 CUSIP: 20030NAJ0	330,000.00	322,617.90	332,369.07
COMCAST CORP NEW NT DTD 01/10/2003 6.5 DUE 01-15-2015 BEO CUSIP: 20030NAB7	45,000.00	45,940.05	46,970.46
COMCAST CORP NEW NT 5.5 DUE 03-15-2011/03-14-2 CUSIP: 20030NAD3	250,000.00	263,037.00	252,389.25
COML NET LEASE RLTY INC COML NET LEASE RLT LONG 1ST CPN 6 CUSIP: 202218AH6	105,000.00	104,727.00	104,911.17
COMM GROUP INC MASS SR NT 5.95 DUE 12-09-2013 REG CUSIP: 200641AA6	255,000.00	261,810.90	262,753.02
CONAGRA INC CONAGRA INC BONDS 7.000 OCT 01 2028 7 DUE 10-0 CUSIP: 205887AR3	55,000.00	58,916.45	58,360.17
CONAGRA INC NT 8.25 DUE 09-15-2030 BEO CUSIP: 205887AX0	95,000.00	116,675.35	112,538.05
CONAGRA INC 7.125 SR NT DUE 10-1-2026/ 06 BEO PUTTABLE 10 CUSIP: 205887AF9	25,000.00	30,028.75	26,788.30
CONSUMERS ENERGY CO BD 5.65% DUE 04-15-2020 BEO CUSIP: 210518CL8	285,000.00	281,383.35	281,646.98
CONSUMERS ENERGY CO 1ST MTG BD SER H 4.8DUE 02-17-2009 REG CUSIP: 210518BX3	145,000.00	147,309.05	144,656.79
COORS BREWING CO SR NT 6.375 DUE 05-15-2012 BEO CUSIP: 21701RAB4	20,000.00	20,473.51	21,306.48
COUNTRYWIDE FINL CORP MEDIUM TERM NTS BOTRANCHE # TR 001 CUSIP: 22238HGQ7	370,000.00	369,285.90	270,284.63
COUNTRYWIDE HOME LNS INC MEDIUM TERM NTSTRANCHE TR 0030 CUSIP: 22237LNR9	200,000.00	191,912.50	180,733.60
CRH AMER INC 6 DUE 09-30-2016 BEO CUSIP: 12626PAG8	130,000.00	129,337.00	127,138.96
CSX CORP CSX CORP. 5.6% DUE 05-01-2017 CUSIP: 126408GJ6	185,000.00	177,359.50	178,095.99
CVS CAREMARK CORP SR NT FLTG DUE 06-01-2010/12-01-2 CUSIP: 126650BG4	155,000.00	155,000.00	153,337.47
CVS CAREMARK CORP SR NT 5.75% DUE 06-01-2017/05-31-2 CUSIP: 126650BH2	305,000.00	301,319.14	306,962.98
CVS CORP SR NT 5.75% DUE 08-15-2011/08-15-2 CUSIP: 126650BD1	90,000.00	89,838.00	92,190.42
CWABS AST-BACKED CTFS TR 2007-4 AST BKD CTF CL M-5 6.92 DU CUSIP: 12668WAJ6	235,000.00	234,996.12	83,706.53
DAIMLERCHRYSLER NORTH AMER HLDG CORP NT 8.5% DUE 01-18-203 CUSIP: 233835AQ0	100,000.00	118,511.00	126,119.70
DEXIA DEL L L C DISC COML PAPER 3/A3 YRS1&2 01-07-2008 CUSIP: 2521E0A72	2,500,000.00	2,493,097.22	2,497,699.07
DLJ COML MTG CORP MTG PASSTHRU CTF 1998-CF2 CL A-1B 6 CUSIP: 23322BCZ9	327,750.34	354,380.06	329,374.67
DTE ENERGY CO DTE ENERGY CO NTS NCL 7.05DUE 06-01-2011 BEO CUSIP: 233331AE7	195,000.00	207,327.90	207,065.82
DUKE-WEEKS RLTY LTD PARTNERSHIP7.75 DUE11-15-2009 BEO CUSIP: 26441YAC1	260,000.00	307,039.20	273,140.14
EMBARQ CORP NT 7.082% DUE 06-01-2016 REG CUSIP: 29078EAB1	65,000.00	66,947.29	66,974.77
ENERGY TRANSFER PARTNERS L P ENERGY TRANSFER PARTNERS CUSIP: 29273RAF6	55,000.00	54,689.25	52,714.59

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Other

United States — USD

ENTERGY GULF STS INC 1ST MTG BD FLTG RATE DUE 12-01-200 CUSIP: 29364LAR3	100,000.00	99,762.00	99,327.10
EXELON GENERATION CO LLC SR NT 6.2 DUE 10-01-2017 REG CUSIP: 30161MAE3	110,000.00	109,809.10	109,321.19
FED RLTY INVT TR NT 6 DUE 07-15-2012 BEO CUSIP: 313747AM9	75,000.00	74,925.75	76,976.33
FEDERAL RLTY INVT TR BD 5.65% DUE 06-01-2016/12-02-2 CUSIP: 313747AL1	155,000.00	155,000.00	149,206.41
FEDERATED RETAIL HLDGS INC GTD SR NT 5.9% DUE 12-01-201 CUSIP: 314275AA6	95,000.00	94,935.40	89,470.62
FEDT RETAIL HLDGS INC GTD SR NT 5.35 DUE03-15-2012 REG CUSIP: 314275AB4	60,000.00	59,960.40	58,457.76
FEDT RETAIL HLDGS INC GTD SR NT 6.375 DUE 03-15-2037 REG CUSIP: 314275AC2	30,000.00	30,224.40	26,146.68
FORD CR AUTO OWNER TR 2007-A NT CL C 5.80000019073% DUE CUSIP: 34529AAH1	100,000.00	99,968.23	97,361.40
GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00792 CUSIP: 36962G2Z6	220,000.00	219,683.20	226,997.76
GEN MLS INC GEN MLS 5.65 DUE 09-10-2012 BEO CUSIP: 370334BE3	235,000.00	239,718.80	238,834.50
GOLDMAN SACHS GROUP INC MEDIUM TERM NTS TRANCHE # TR 00236 CUSIP: 38141EKV0	1,000,000.00	1,000,000.00	984,011.00
HARRIS CORP DEL NT 5.95% DUE 12-01-2017/11-30-2 CUSIP: 413875AK1	230,000.00	229,199.60	228,969.37
HEALTH CARE PPTY INVS INC NT 6.3% DUE 09-15-2016/09-19-2 CUSIP: 421915EG0	1,110,000.00	1,108,634.70	1,083,204.60
HEALTHCARE RLTY TR INC HEALTHCARE RLTY 8.125 DUE 05-01-20 CUSIP: 421946AE4	225,000.00	272,772.00	245,650.73
HEINZ H J CO DEALER REMARKETABLE SECS-DRS 144A DUE CUSIP: 423074AH6	125,000.00	128,723.75	127,256.25
HOSPITALITY PPTYS TR HOSPITALITY PPTYS TR 6.700 20 6.7 DU CUSIP: 44106MAN2	140,000.00	138,790.40	138,264.84
HOSPITALITY PPTYS TR SR NT 5.125% DUE 02-15-2015 BEO CUSIP: 44106MAG7	245,000.00	236,503.40	226,060.03
HRPT PPTYS TR FLT RT NT DUE 03-16-2011/03-16-2 CUSIP: 40426WAT8	138,000.00	138,000.00	133,233.20
HRPT PPTYS TR SR NT 5.75% DUE 11-01-2015/10-31-2 CUSIP: 40426WAS0	240,000.00	239,277.60	224,682.24
IN MICH PWR CO IND MICH PWR 6.05 DUE 03-15-2037 BEO CUSIP: 454889AM8	500,000.00	498,740.00	469,930.50
ISTAR FINL INC SR NT FLTG VAR RT DUE 03-09-2010 CUSIP: 45031UBE0	410,000.00	410,000.00	367,659.71
JANUS CAP GROUP INC NT 6.25 DUE 06-15-2012 REG CUSIP: 47102XAE5	215,000.00	214,699.00	220,132.91
JANUS CAP GROUP INC NT 6.7% DUE 06-15-2017 CUSIP: 47102XAF2	240,000.00	239,294.80	247,183.20
JEFFERIES GROUP INC NEW DEB 6.25% DUE 01-15-2036/01-26-2 CUSIP: 472319AC6	345,000.00	341,966.50	308,383.77
JONES INTERCABLE INC 7.625 DUE 04-15-2008 REG CUSIP: 480206AL5	500,000.00	516,915.00	502,951.00
KELLOGG CO KELLOGG CO 5.125% DUE 12-03-2012/12-03-2 CUSIP: 487836AZ1	510,000.00	510,455.10	514,270.74
KOHLS CORP NT 6.875 DUE 12-15-2037 REG CUSIP: 500255AQ7	270,000.00	270,292.65	262,039.86
KRAFT FOODS INC KRAFT FOODS INC 6 2 11 13 6 DUE 02-11-201 CUSIP: 50075NAQ7	255,000.00	259,467.45	262,166.78
KROGER CO C CRP KR 6.4 DUE 08-15-2017 BEO CUSIP: 501044CG4	125,000.00	124,300.00	130,739.13
LEHMAN BROS HLDGS INC LEHMAN BROTHERS HOLDINGS 6.75% DUE CUSIP: 5249087M6	185,000.00	184,863.10	190,679.32
LEHMAN BROTHERS HLDGS INC MEDIUM TERM NTS BOOK ENTRY MTN CUSIP: 52517P4C2	560,000.00	559,428.80	570,211.04

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Other

United States — USD

LENFEST COMMUNICATIONS INC SR NT 7.625 DUE 02-15-2008/02- CUSIP: 526055AG3	30,000.00	33,692.10	30,073.14
LIBERTY PPTY LTD PARTNERSHIP BD 5.5 DUE 12-15-2016 BEO CUSIP: 53117CAK8	115,000.00	114,173.15	107,596.76
MACK-CALI RLTY L P C CRP CLI 5.25 DUE 01-15-2012 BEO CUSIP: 55448QAN6	350,000.00	347,620.00	354,920.30
MACK-CALI RLTY L P MACK-CALI NTS 5.125 DUE 01-15-2015 BEO CUSIP: 55448QAK2	125,000.00	124,231.25	122,981.50
MACK-CALI RLTY L P NT 5.05% DUE 04-15-2010/04-15-2 CUSIP: 55448QAL0	85,000.00	84,844.45	86,139.00
MACYS RETAIL HLDGS INC 5.875 DUE 01-15-2013 BEO CUSIP: 55616XAD9	215,000.00	214,606.55	210,618.95
MARATHON OIL CORP MARATHON OIL 6 DUE 10-01-2017 BEO CUSIP: 565849AD8	195,000.00	193,697.40	198,575.13
MARKEL CORP NT 7.35% DUE 08-15-2034 BEO CUSIP: 570535AG9	175,000.00	185,387.22	184,252.60
MASCO CORP SR NT FLTG RATE VAR RT DUE 03-12-2010 CUSIP: 574599BE5	150,000.00	150,000.00	144,891.15
MIDAMERICAN ENERGY HLDGS CO NEW SR NT 3.5% DUE 05-15-200 CUSIP: 59562VAH0	920,000.00	908,248.00	913,955.60
MOHAWK INDS INC SR NT 5.75% DUE 01-15-2011 BEO CUSIP: 608190AG9	225,000.00	224,770.50	230,973.75
MORGAN ST CAP I INC SER 1998-HF1 CL E 7.6 MTG PASSTHRU C CUSIP: 61745MFM0	600,000.00	652,593.75	598,892.40
MORGAN STANLEY FORMERLY MORGAN STANLEY MORGAN STANLEY 5.9 CUSIP: 61744YAD0	455,000.00	453,712.35	454,675.59
NATIONWIDE FINL SVCS INC JR SUB NT 6.75 DUE 05-15-2037 REG CUSIP: 638612AJ0	335,000.00	334,490.80	308,569.51
NATL GRID PLC FORMERLY NATL GRI 6.3 DUE 08-01-2016 BEO CUSIP: 636274AC6	460,000.00	459,011.00	469,613.08
NEW AMER HLDGS INC 7.7 DEB DUE 10-30-2025 CUSIP: 652478AZ1	360,000.00	436,579.20	404,402.04
NEXTEL COMMUNICATIONS INC SR SERIAL RED NT SER E 6.875 DUE CUSIP: 65332VBH5	380,000.00	383,899.98	374,346.36
NIAGARA MOHAWK PWR CORP SR NT SER G 7.75DUE 10-01-2008 REG CUSIP: 653522DJ8	895,000.00	943,122.85	912,826.61
NISOURCE FIN CORP NISOURCE FIN 6.4 3 15 18 6.4 DUE 03-15-2 CUSIP: 65473QAS2	220,000.00	219,791.00	219,505.22
NISOURCE FIN CORP NISOURCE FINANCE 5.25%DUE 09-15-2017/09- CUSIP: 65473QAQ6	185,000.00	184,326.60	170,073.09
NISOURCE FIN CORP NT DUE 11-23-2009/11-23-2 CUSIP: 65473QAP8	155,000.00	155,675.72	153,503.17
NORFOLK SOUTHN CORP NORFOLK SOUTHN 8.625DUE 05-15-2010 BEO CUSIP: 655844AN8	175,000.00	192,405.50	191,437.93
NORFOLK SOUTHN CORP NT DTD 02/06/2001 6.75 DUE 02-15-201 CUSIP: 655844AP3	90,000.00	100,885.50	96,440.13
OH PWR CO 6 DUE 06-01-2016 BEO CUSIP: 677415CL3	175,000.00	174,513.35	176,897.88
OHIO EDISON CO SR NT 6.4 DUE 07-15-2016/06-26-2 CUSIP: 677347CD6	110,000.00	113,000.70	112,651.00
OHIO PWR CO NT SER B FLTG VAR RT DUE 04-05-2010/10-05-2 CUSIP: 677415CM1	275,000.00	275,000.00	272,590.18
ONCOR ELEC DELIVERY CO SR SECD NT DTD 05/06/2002 6.375 CUSIP: 68233DAS6	360,000.00	379,353.60	374,764.32
ONEOK PARTNERS L P GTD SR NT 5.9% DUE 04-01-2012 REG CUSIP: 68268NAA1	750,000.00	762,270.00	771,148.50
PACIFIC GAS & ELEC CO 1ST MTG BD 3.6% DUE 03-01-2009 REG CUSIP: 694308GB7	95,000.00	94,907.85	93,972.86
PANHANDLE EASTN PIPE LINE CO SR NT 4.8 DUE 08-15-2008 REG CUSIP: 698465BG5	1,000,000.00	985,735.00	995,387.00
PANHANDLE EASTN PIPE LINE CO 6.2% DUE 11-01-2017 BEO CUSIP: 698455AA0	255,000.00	254,339.55	251,586.06

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Other

United States — USD

PEMEX PROJ FDG MASTER TR CB PEMEX PROJ FUND 08/15/01 8.50 CUSIP: 706451AA9	610,000.00	626,256.50	611,525.00
PEPCO HLDGS INC NT 6.125 DUE 06-01-2017 REG CUSIP: 713291AP7	210,000.00	208,905.90	213,602.97
PETRO-CDA DEB DTD 10/15/1991 9.25% DUE 10-15-2021 BEO CUSIP: 71644EAB8	220,000.00	274,214.60	275,366.52
PHILIP MORRIS COS INC 7.75 DEB DUE 01-15-2027 CUSIP: 718154CF2	255,000.00	292,536.00	328,539.20
PLAINS ALL AMERN PIPELINE L P / PAA FIN CORP SR NT 6.7% DU CUSIP: 72650RAM4	180,000.00	179,204.60	180,892.98
PLAINS ALL AMERN PIPELN L P / PAA FIN SRNT 6.65 DUE 01-1 CUSIP: 72650RAR3	500,000.00	504,405.00	503,197.50
PLATINUM UNDERWRITERS FIN INC GTD NT SERB 7.50 DUE 06-01-2 CUSIP: 72766CAD8	130,000.00	129,993.50	134,141.67
POPULAR N AMER INC MEDIUM TERM NTS B TRANCHE # TR 00015 CUSIP: 73318EAQ6	365,000.00	364,591.20	368,572.99
PROGRESS ENERGY INC 6.85 DUE 04-15-2012/04-17-2 CUSIP: 743263AJ4	180,000.00	188,883.00	192,678.84
PRUDENTIAL FINL INC MED TRM NTS BOOK TRANCHE # TR 00028 CUSIP: 74432QBD6	65,000.00	64,884.70	65,546.07
PVTPL ACLC FRANCHISE LN RECEIVABLES TR 1997-A CL A-1 144A CUSIP: 00086RAA5	51,623.92	51,657.36	52,721.39
PVTPL CAPMARK FINL GROUP INC SR NT 144A 5.875% DUE 05-10-2 CUSIP: 140661AE9	345,000.00	344,851.65	273,089.58
PVTPL CMO AMERN EXPRESS CR A/C SECD NT TR 2 CL C 144A VAR CUSIP: 02586BAC7	850,000.00	850,000.00	818,164.95
PVTPL CMO BAYVIEW COML AST TR SER 2005-4CL B2 144A VAR RT CUSIP: 07324SDA7	297,055.33	297,080.08	146,273.02
PVTPL CMO CROWN CASTLE TOWERS LLC / SER 2005-1 CL D 144A V CUSIP: 22822RAD2	75,000.00	75,000.00	74,294.25
PVTPL CMO CROWN CASTLE TOWERS LLC / 06-1SR NT CL B 144A 5. CUSIP: 22822RAH3	450,000.00	452,197.26	430,659.00
PVTPL CMO GLOBAL SIGNAL TR III 2006-1 COML 144A 6.495% D CUSIP: 37945SAG3	95,000.00	95,000.00	81,847.25
PVTPL CVS CORP PASSTHRU CTF 144A 6.036% DUE 12-10-2028/12- CUSIP: 126650BF6	215,122.25	213,434.90	206,551.78
PVTPL ERAC USA FIN CO ERAC FIN 144A 7 DUE 10-15-2037 BEO CUSIP: 26882PBE1	240,000.00	237,921.60	217,974.96
PVTPL ERAC USA FIN CO NT 144A DUE 04-30-2009 BEO CUSIP: 26882PAY8	65,000.00	65,000.00	64,707.24
PVTPL ERAC USA FIN CO NT 7.95 DUE 12-15-2009 BEO CUSIP: 26882PAK8	230,000.00	276,598.00	241,361.08
PVTPL FARMERS EXCHANGE CAP TR SURP NT SECS 144A 7.05 DUE CUSIP: 309588AC5	440,000.00	443,143.23	435,002.48
PVTPL FBG FIN LTD GTD NT 144A 5.125% DUE06-15-2015 BEO CUSIP: 30239XAC1	175,000.00	174,167.00	170,154.43
PVTPL GLITNIR BANKI HF SUB NT FIXED/FLTG144A 6.693% DUE 06 CUSIP: 379308AA7	220,000.00	220,000.00	221,624.70
PVTPL GREAT RIV ENERGY 1ST MTG SER 2007A144A 5.829% DUE 07 CUSIP: 39121JAA8	540,000.00	540,000.00	553,667.40
PVTPL NEWS AMER INC NEWS AMER INC 6.65% DUE 11-15-2037 BEO CUSIP: 652482BP4	80,000.00	79,896.80	82,518.08
PVTPL PHOENIX LIFE INS CO SURPLUS NT 144A 7.15% DUE 12- CUSIP: 71909VAA2	160,000.00	166,794.90	174,434.56
PVTPL SMFG PFD CAP USD 1 LTD 6.078 DUE 12-31-2049 BEO CUSIP: 78454AAA2	300,000.00	300,831.00	276,366.00
PVTPL WEATHERFORD INTL INC NEW GTD SR NT144A 6.35 DUE 06 CUSIP: 947074AF7	190,000.00	189,848.00	196,394.64
QUEST DIAGNOSTICS INC SR NT 6.4 DUE 07-01-2017 REG CUSIP: 74834LAM2	225,000.00	224,518.50	232,590.60
RAYTHEON CO NT DTD 11/15/2002 5.5 DUE 11-15-2012/11-14-2 CUSIP: 755111BL4	60,000.00	61,273.80	62,471.64

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Other

United States — USD

REGENCY CTRS L P GTD NT 5.875 DUE 06-15-2017 REG CUSIP: 75884RAQ6	70,000.00	69,668.90	67,643.87
REGENCY CTRS L P5.25% DUE 08-01-2015/07-31-2 CUSIP: 75884RAP8	95,000.00	95,064.60	90,043.09
REP SVCS INC 6.75 DUE 08-15-2011 BEO CUSIP: 760759AC4	260,000.00	268,307.00	272,549.42
RESONA BK FLT RT NT 144A DUE 09-29-2049/04-15-2 CUSIP: 76117JAB4	240,000.00	239,832.00	223,116.48
ROHM & HAAS CO NT 5.6 DUE 03-15-2013 REG CUSIP: 775371AW7	85,000.00	84,987.25	88,323.59
SAFEWAY INC NT 4.95% DUE 08-16-2010/08-12-2 CUSIP: 786514BL2	75,000.00	74,817.00	75,393.75
SLM CORP MEDIUM TERM NTS BOOK ENTRY TR #00057 5.375% DUE CUSIP: 78442FCJ5	40,000.00	38,571.60	35,562.92
SOUTHN PWR CO SR NT 4.875 DUE 07-15-2015/07-14-2 CUSIP: 843646AF7	240,000.00	230,556.48	226,828.08
SOUTHN UN CO NEW 7.6 DUE 02-01-2024 REG CUSIP: 844030AA4	90,000.00	97,962.30	94,601.88
SOVEREIGN BANCORP INC SR NT FLTG VAR RT DUE 03-23-2010 CUSIP: 845905AX6	280,000.00	280,000.00	277,846.24
SOVEREIGN BANCORP INC SR NT 4.8 DUE 09-01-2010 REG CUSIP: 845905AU2	600,000.00	588,781.10	597,760.20
SPRINT CAP CORP NT 8.75% DUE 03-15-2032 BEO CUSIP: 852060AT9	125,000.00	144,041.20	140,899.75
SPRINT CAP CORP SPRINT CAP CORP6.875 DUE 11-15-2028 BEO CUSIP: 852060AD4	235,000.00	226,514.15	222,865.31
SR SECD NOTES 5.25% DUE 09-01-2012/08-31-2 CUSIP: 906548BX9	205,000.00	199,987.75	207,950.57
TCA CABLE TV INC DEB 6.53% DUE 02-01-2028 BEO CUSIP: 872241AB0	155,000.00	155,310.00	154,933.51
TEVA PHARMACEUTICAL FIN LLC GTD SR NT 6.15% DUE 02-01-20 CUSIP: 88163VAD1	185,000.00	184,974.10	183,717.03
TIME WARNER CABLE INC NT 5.85% DUE 05-01-2017/10-24-2 CUSIP: 88732JAH1	165,000.00	164,618.85	165,407.22
TRANSOCEAN INC TRANSOCEAN INC 6.8% DUE 03-15-2038 BEO CUSIP: 893830AT6	210,000.00	209,735.40	214,273.08
TRICON GLOBAL RESTAURANTS INC 8.875 DUE 04-15-2011 BEO CUSIP: 895953AD9	145,000.00	162,078.20	159,938.92
TX EASTN TRANSM CORP SR NT 2032 7 DUE 07-15-2032/07-14-2 CUSIP: 882389CC1	90,000.00	99,438.70	100,730.07
TYCO INTL GROUP S A GTD NT 6.875 DUE 01-15-2029 BEO CUSIP: 902118AK4	30,000.00	33,503.40	30,383.28
U S BANCORP MEDIUM TERM NTS- BOOK ENTRY TRANCHE # TR 00155 CUSIP: 91159HGL8	1,500,000.00	1,500,525.00	1,494,432.00
USA WASTE SVCS INC 7 DUE 07-15-2028 REG CUSIP: 902917AH6	70,000.00	71,699.60	74,262.93
VALERO ENERGY CORP NEW VLO 3.5000 01/04/09 3.5 DUE 0 CUSIP: 91913YAJ9	135,000.00	130,167.00	132,698.93
VERIZON GLOBAL FDG CORP NT 4 DUE 01-15-2008 BEO CUSIP: 92344GAU0	810,000.00	803,332.90	809,675.19
VIACOM INC NEW VIACOM INC NEW 6.125 10 517 6.125 DUE 10-0 CUSIP: 92553PAB8	305,000.00	302,822.30	304,986.89
VIACOM INC SR NT 6.875% DUE 04-30-2036/10-18-2 CUSIP: 925524AX8	180,000.00	176,998.50	180,490.68
WA MUT INC SUB NT 8.25 DUE 04-01-2010 BEO CUSIP: 939322AE3	260,000.00	279,872.68	248,288.30
WACHOVIA AUTO LN OWNER TR 2007-1 AST BACKED NT CL D 5.6 CUSIP: 92978BAG5	375,000.00	374,953.80	367,758.75
WAMU PFD FDG TR II FXD/FLTG PERP TR SECS2006-C 144A DUE 12 CUSIP: 93935JAA1	100,000.00	99,665.00	59,000.00
WASHINGTON MUT INC NT FLTG RATE VAR RT DUE 08-24-2009 CUSIP: 939322AW3	335,000.00	335,244.55	299,148.97

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Corporate Debt Instruments — Other

United States — USD

WASHINGTON MUT INC SR NT FLTG DTD 12/20/2004 DUE 01- CUSIP: 939322AQ6	270,000.00	271,336.50	251,014.68
WASHINGTON REAL ESTATE INVT TR SR NT 5.35% DUE 05-01-20 CUSIP: 939653AG6	205,000.00	203,237.68	198,911.30
WASTE MGMT INC DEL SR NT 7.375 DUE 05-15-2029 BEO CUSIP: 94106LAG4	65,000.00	72,952.10	71,034.15
WASTE MGMT INC DEL WMI 7.375 DUE 08-01-2010 BEO CUSIP: 94106LAK5	35,000.00	39,398.80	36,970.43
WILLIS N AMER INC GTD SR NT 6.2 DUE 03-28-2017 BEO CUSIP: 970648AD3	280,000.00	279,442.80	279,383.72
WYNDHAM WORLDWIDE CORP NT 6 DUE 12-01-2016 REG CUSIP: 98310WAB4	75,000.00	74,655.75	71,130.00
XSTRATA CDA CORP 7.25 7/15/12 CUSIP: 655422AS2	120,000.00	127,485.60	130,120.44
ZIONS BANCORPORATION SR MED TERM NT FLTGRATE DUE 04-15-200 CUSIP: 989701AP2	200,000.00	200,000.00	198,541.00
ZIONS BANCORPORATION SUB NT 6 DUE 09-15-2015 BEO CUSIP: 989701AJ6	280,000.00	279,451.20	271,856.76

Total United States — USD		60,924,039.05	59,407,480.36

Total Corporate Debt Instruments — Other		66,303,006.22	64,742,877.15

Corporate Stock — Preferred

United States — USD

US AIRWAYS GROUP INC PFD SER A NEW CUSIP: 911905701	166.00	0.00	166.00

Total United States — USD		0.00	166.00

Total Corporate Stock — Preferred		0.00	166.00

Corporate Stock — Common

United States — USD

U.S AIR WT SER A EXP4-1-10 CUSIP: 99V013U08	166.00	0.00	166.00

Total United States — USD		0.00	166.00

Total Corporate Stock — Common		0.00	166.00

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Value of Interest in Common/Collective Trusts

United States — USD

COLTV STIF CUSIP: 195997KR1	32,456,431.25	32,456,431.25	32,456,431.25

Total United States — USD		32,456,431.25	32,456,431.25

Total Value of Interest in Common/Collective Trusts		32,456,431.25	32,456,431.25

Value of Interest in Registered Investment Companies

United States — USD

MFO MORGAN STANLEY INSTL FD ADVISORY FGNFXD INC CUSIP: 617440748	10,773.83	124,865.62	133,164.54
MFO MORGAN STANLEY INSTL FD TR ADVISORY MTG PORTFOLIO CL I CUSIP: 617440763	5,616,778.54	57,390,069.29	51,393,523.64

Total United States — USD		57,514,934.91	51,526,688.18

Total Value of Interest in Registered Investment Com		57,514,934.91	51,526,688.18

Other

Canada — USD

NS PROV CDA BD 5.125 DUE 01-26-2017 REG CUSIP: 669827FT9	165,000.00	164,171.70	171,926.21

Total Canada — USD		164,171.70	171,926.21

Chile — USD

CHILE REP BD 5.5 DUE 01-15-2013 REG CUSIP: 168863AS7	240,000.00	244,528.80	250,348.80

Total Chile — USD		244,528.80	250,348.80

Korea Republic of — USD

EXPORT IMPORT BK KOREA DEB SECS 4.5% DUE08-12-2009 REG CUSIP: 302154AK5	215,000.00	213,821.80	212,748.52

Total Korea Republic of — USD		213,821.80	212,748.52

Mexico — USD

UTD MEXICAN STS MEDIUM TERM NTS TRANCHE # TR 00010 6.375 D CUSIP: 91086QAK4	405,000.00	430,682.70	430,717.50
UTD MEXICAN STS MTN BOOK ENTRY US91086QAD07 9.875 CUSIP: 91086QAD0	110,000.00	134,035.00	121,715.00

Total Mexico — USD		564,717.70	552,432.50

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Other

Multi-National Agencies Region — USD

AFRICAN DEV BK SUB NT DTD 10/23/1995 6.875 DUE 10-15-20 CUSIP: 008281AL1	130,000.00	143,779.03	146,485.30

Total Multi-National Agencies Region — USD		143,779.03	146,485.30

United States — USD
&&& CASH MARGIN REQUIREMENT ON FINANCIALFUTURES (COLLATERA CUSIP: 9999990A4	425,000.00	425,000.00	425,000.00
&&&BOND FUTURES OFFSET — LONG CUSIP: 999959927	-148.00	-13,647,265.61	-13,638,593.75
CDS / STS DEUTSCHEDE DJ 12-20-2017 9CDXIG9H9 CUSIP: 777999004	-452,000.00	0.00	-1,549.22
CDS / STS DEUTSCHEDE SELL PROTECTION ON DJ 12-20-2017 9CDX CUSIP: 777999004	452,000.00	3,359.55	0.00
CDS / STS DJ 12-20-2008 9CDXIG9K2 CUSIP: 777999004	-1,130,000.00	0.00	-3,348.90
CDS / STS DJ 12-20-2012 99ITRX173 CUSIP: 777999004	-1,500,000.00	-11,826.00	0.00
CDS / STS SELL PROTECTION ON DJ 12-20-2008 9CDXIG9 CUSIP: 777999004	1,130,000.00	956.22	0.00
CDS CHASGB2L PURC PROTECTION ON RBOS 09-20-2012 SMAM 99 CUSIP: 777999004	280,000.00	0.00	2,657.62
DELAWARE ST HSG AUTH REV 5.8% 07-01-2016BEO TAXABLE CUSIP: 246395RD1	200,000.00	200,000.00	203,082.00
ERIE CNTY N Y TOB AST SECURITIZATION C TAXABLE-AST BKD-SE CUSIP: 295095BF9	190,000.00	185,346.90	164,272.10
FUT CALL FEB 08 T-NOTE OPTION 1140 CUSIP: 999999OA8	100.00	131,502.00	71,875.00
FUT CALL JAN 08 EURO DOLLARS 9537 CUSIP: 999999OA8	150.00	171,033.00	146,250.00
FUT MAR 08 U.S. T-BONDS CUSIP: 999599GH0	9.00	1,021,906.25	1,047,375.00
FUT MAR 08 US 2YR T-NOTE CUSIP: 999599GH0	-30.00	-6,278,437.50	-6,307,500.00
FUT MAR 08 10 YR T-NOTES CUSIP: 999599GH0	84.00	9,545,437.50	9,524,812.50
FUT MAR 08 5 YR T NOTE CUSIP: 999599GH0	85.00	9,358,359.36	9,373,906.25
FUT PUT FEB 08 T-NOTE OPTION 1105 CUSIP: 999999OA8	-250.00	-63,433.00	-27,345.00
L - 9CDX8IGL9 STS USD CDX IG8 10YR SP GOLDMAN EXP 06/20 CUSIP: 777999004	-575,000.00	0.00	-14,527.84
L - 99AZOGS11 CDS USD AUTOZONE BP GOLDMAN EXP 06/20 CUSIP: 777999004	-575,000.00	0.00	-1,343.20
L- CENTURY TEL BUY @ 119 CITI EXPIRES 09/20/15 CUSIP: 777999004	-545,000.00	0.00	-15,614.52
MI TOB SETTLEMENT FIN AUTH TOB SET SER A0 06-01-34 REG TAX CUSIP: 594751AB5	825,000.00	825,157.50	767,274.75
MI TOB SETTLEMENT FIN AUTH TOB SET TAX -INDEXED FLTG-TURB CUSIP: 594751AA7	375,000.00	375,218.75	370,170.00
OTC 99FL3M9Z 2YR FLR 3M LBR E-CALL OPT EXP 01/13/2009 W/S CUSIP: 8889990BB	5,650,000.00	7,345.00	7,345.00
TOB SETTLEMENT AUTH IA TOB SETTLEMENT REV 6.5 06-01-2023 CUSIP: 888805AP3	740,000.00	730,904.35	673,496.20
TOBACCO SETTLEMENT FIN AUTH WEST VA AST BACKED 7.467 06-01 CUSIP: 88880LAA1	110,000.00	110,000.00	102,714.70

Total United States — USD		3,090,564.27	2,870,408.69

Total Other		4,421,583.30	4,204,350.02

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

5500 Supplemental Schedules	Account number 7870
31 DEC 07	Account Name MONSANTO WRAPPED CONSOLIDATED

w   Schedule of Assets Held for Investment Purposes

Security Description / Asset ID	Shares/Par Value	Historical Cost	Current Value

Other Liabilities

United States — USD

FUT CALL FEB 08 T-NOTE OPTION 1155	-200.00	-143,089.90	-65,626.00
FUT CALL JAN 08 EURO DOLLARS 9600	-150.00	-35,217.00	-4,687.50
LIAB: WRAPPER FOR SYNTHETIC CONTRACTS	1.00	0.00	-7,347,577.52
REVERSE REPO W/MORGAN STANLEY 912828HG8 USTN	-1,715,000.00	-1,715,000.00	-1,715,000.00

Total United States — USD		-1,893,306.90	-9,132,891.02

Pending trade purchases: United States dollar	0.00	-81,121,660.42	-81,121,660.42

Total — all currencies		-81,121,660.42	-81,121,660.42

Total Other Liabilities		-83,014,967.32	-90,254,551.44

Payable Other

United States — USD

FEE FOR SECURITIES LENDING ACTIVITY FOR CUSIP: 999766066	4.00	0.00	0.00

Total United States — USD		0.00	0.00

Total Payable Other		0.00	0.00

Total		476,409,921.39	465,178,694.84

Northern Trust	Generated by Northern Trust from periodic data on 6 Mar 08

MONSANTO SAVINGS AND INVESTMENT PLAN
Schedule of Assets Held for Investment Purposes
As of Dec. 31, 2007
(Dollars in thousands)

	Cost	Current Value

Identity of issue, borrower, lessor or similar party

Total Assets Held per page 46 of attached detail	$1,592,479	$2,987,748

Reconciling Items:
Pending Trade Sales listed on Detail	(1,823)	(1,823)
Pending Trade Purchases listed on Detail	3,487	3,487
ESOP Loan Balance*	9,525	9,525
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	7,348

Total investments per financial statements	$1,603,668	$3,006,285

*	Represents party-in-interest to the Plan.

	Cost	Current Value

Identity of issue, borrower, lessor or similar party

Total Investment Contract Assets per page 78 of attached detail	$476,410	$465,179

Reconciling Items:
Accrued interest income which is included in the $469,033,652.18 on page 45 of the attached detail	3,855	3,855
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	7,348

Total investment contracts per financial statements	$480,265	$476,382

MONSANTO SAVINGS AND INVESTMENT PLAN
EIN 43-1878297
SUPPLEMENTAL SCHEDULE 2

Form 5500, Schedule H, Part IV, Line 4j —
Schedule of Reportable Transactions for the Year Ended Dec. 31, 2007

5500 Supplemental Schedules	Account number 7879
1 JAN 07 — 31 DEC 07	Account Name MONSANTO CONSOLIDATED

w   5% Report — Part C Summary
Series of Transactions by Issue in Excess of 5%

		Number of	Transaction Aggregate	Lease	Expenses	Cost	Current Value of Asset
Security Description / Asset ID		Transactions	Acquisition Price Disposition Price	Rental	Incurred	of Asset	on Transaction

COLTV STIF CUSIP: 195997KR1	Total acquisitions	1,526	461,022,540.72		0.00	461,022,540.72	461,022,540.72
	Total dispositions	1,658	445,922,766.86		0.00	445,922,766.86	445,922,766.86
NOTE: TRANSACTIONS ARE BASED ON THE VALUE (INCLUDING ACCRUALS) OF 3,198,178,414.55

Northern Trust	Generated by Northern Trust from periodic data on 13 May 08

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MONSANTO SAVINGS AND INVESTMENT PLAN
By:	/s/ WILMA K. SCHOPP
Wilma K. Schopp, Chairperson of the
Monsanto Company Employee Benefits Plan Committee, Administrator of the Plan

June 18, 2008

EXHIBIT INDEX

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm